     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 1998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                NATCO GROUP INC.

             (Exact Name of Registrant as specified in its charter)

            DELAWARE                            3443                           22-2906892
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
of incorporation or organization)    Classification Code Number)           Identification No.)
                                                                   WILLIAM B. WIENER III
                                                     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
              BROOKHOLLOW CENTRAL III                             BROOKHOLLOW CENTRAL III
          2950 NORTH LOOP WEST, SUITE 750                     2950 NORTH LOOP WEST, SUITE 750
               HOUSTON, TEXAS 77092                                HOUSTON, TEXAS 77092
                  (713) 683-9292                                      (713) 683-9292
(Address, including zip code, and telephone number   (Name, address, including zip code, and telephone
  including area code, of Registrant's principal                          number,
                 executive offices)                     including area code, of agent for service)

                                   Copies To:

              VINSON & ELKINS L.L.P.                     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                 FIRST CITY TOWER                             1700 PACIFIC AVENUE, SUITE 4100
                1001 FANNIN STREET                               DALLAS, TEXAS 75201-4618
             HOUSTON, TEXAS 77002-6760                                (214) 969-4780
                  (713) 758-2222                                ATTN.: SETH R. MOLAY, P.C.
            ATTN.: WILLIAM E. JOOR III

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Section 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                 PROPOSED
               TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                   AMOUNT OF
           SECURITIES TO BE REGISTERED(1)                  OFFERING PRICE(2)(3)              REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 share(4)...............           $82,200,000                       $24,249
=====================================================================================================================

(1) In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)  Estimated solely for purposes of calculating registration fee.
(3) Includes shares of Common Stock being offered by the Selling Stockholder and shares issuable upon exercise of the Underwriters' over-allotment option.
(4) Including a number of Preferred Stock Purchase Rights issuable pursuant to the Company's Rights Agreement equal to the number of shares of Common Stock registered hereby.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS        SUBJECT TO COMPLETION, DATED MARCH 30, 1998
          , 1998

                                           SHARES

                                     [LOGO]

                                NATCO GROUP INC.

                                  COMMON STOCK

     Of the           shares of common stock, $0.01 par value ("Common Stock"),
being offered hereby (the "Offering"),           shares are being sold by NATCO
Group Inc. (the "Company") and           shares are being sold by the Selling
Stockholder named under "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $          and $          per share. See "Underwriting" for information
relating to the factors to be considered in determining the initial public offering price.

     The Company intends to make application to list the Common Stock on the New York Stock Exchange, under the symbol "NTG."

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 HEREIN, FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
                                  PRICE        UNDERWRITING        PROCEEDS        PROCEEDS TO
                                  TO THE      DISCOUNTS AND         TO THE           SELLING
                                  PUBLIC      COMMISSIONS(1)      COMPANY(2)       STOCKHOLDER
-----------------------------------------------------------------------------------------------
Per Share.......................  $            $                  $                  $
Total(3)........................  $            $                  $                  $
-----------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2)  Before deducting expenses payable by the Company estimated at $          .

(3)  The Company has granted to the Underwriters a 30-day option to purchase up
     to an additional        shares of Common Stock on the same terms as set
     forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts
     and Commissions and Proceeds to the Company will be $          ,
     $          and $          , respectively. See "Underwriting."

     The shares of Common Stock offered hereby are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that the shares of Common Stock offered hereby
will be ready for delivery on or about           , 1998, against payment
therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                             SALOMON SMITH BARNEY

                                                    SIMMONS & COMPANY
                                                           INTERNATIONAL

                      MAPS OF LOCATIONS AND OTHER GRAPHICS

[Map of North America depicting locations in which the Company maintains offices.]

[Inset map of Japan depicting the location in which the Company maintains an office.]

[Inset map of Venezuela depicting locations in which the Company maintains offices.]

[Inset map of England depicting the location in which the Company maintains an office.]

[Inset map of Kazakhstan, depicting the location in which the Company maintains an office.]

[Photograph of 250 million standard cubic feet per day bulk carbon dioxide removal membrane unit.]

[Photograph of 100,000 barrel per day (12' x 66') desalter in operation in Japanese refinery.]

[Photograph of gas dehydration package including glycol contactor and glycol regenerator capable of processing up to 30 million standard cubic feet per day.]

[Photograph of integrated production module for floating production vessel capable of processing 20,000 barrels of oil, 24 million standard cubic feet of gas and 4,000 barrels of water per day.]

[Photograph of horizontal, three-phase, high-pressure test separator package capable of processing 93 million standard cubic feet and 17,000 barrels of liquid per day.]

[Oil and gas processing schematic]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COM-
MON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION
WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN
THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained herein (i) gives effect to the pending acquisition of The Cynara Company ("Cynara"), (ii) gives effect to the Company's 4 for 3 stock split effected March 6, 1998 and (iii) assumes that the Underwriters' over-allotment option is not exercised. Unless the context indicates otherwise, references in this Prospectus to "NATCO" or the "Company" mean NATCO Group Inc. and its subsidiaries. The Company's pro forma financial data set forth herein give effect to (i) the acquisition of Total Engineering Services Team, Inc. ("TEST") in June 1997, (ii) the acquisition of Cynara, (iii) the issuance by the Company of 1,479,258 shares of Common Stock to certain stockholders in exchange for outstanding indebtedness of the Company and (iv)
the sale by the Company of      shares of Common Stock and the use of the net
proceeds therefrom as if the acquisitions of TEST and Cynara and the other transactions occurred on April 1, 1996 for the pro forma statements of operations data and give effect to the transactions described in clauses (ii),
(iii) and (iv) as if they had occurred on December 31, 1997 for the pro forma balance sheet data.

                                  THE COMPANY

     NATCO is a leading provider of wellhead equipment, systems and services used in the production of oil and gas. The Company's production equipment and systems are primarily used at or near the wellhead to separate oil and gas within a hydrocarbon stream and to remove contaminants from the oil and gas stream. Separation and decontamination at the wellhead are necessary to meet the specifications of transporters and end users. The Company's products and services are used in onshore and offshore fields in most major oil and gas producing regions in the world. The Company's revenues and Adjusted EBITDA (as defined herein), on a pro forma basis, were approximately $185.3 million and $11.3 million, respectively, for the fiscal year ended March 31, 1997, and approximately $174.6 million and $15.9 million, respectively, for the nine months ended December 31, 1997.

     The Company designs and manufactures a diverse line of production equipment, including: (i) separators, which separate a hydrocarbon stream into oil, gas and water; (ii) dehydration and desalting units, which remove water and salt from oil and gas; (iii) heaters, which prevent solids from forming in gas and reduce the viscosity of oil; (iv) gas conditioning units, which remove carbon dioxide and other contaminants from a gas stream; (v) water filtration systems, which remove oil and contaminants from water derived from the production process; and (vi) control systems, which monitor and control production equipment.

     The Company has designed, manufactured and marketed production equipment and systems for over 70 years and believes it has the largest installed base of production equipment in the industry. The Company has developed its position as a leading provider of production equipment and services by maintaining its technological leadership, capitalizing on its strong brand name recognition and offering a broad range of products and services. The Company has utilized these strengths to enter into formal and informal alliances with certain key customers. Revenues from such alliance customers represented approximately 35% of the Company's revenues for the nine months ended December 31, 1997, on a pro forma basis.

     The Company offers its products and services either as integrated systems or individual components. The Company generally categorizes its products and services based on the degree of engineering, design and customization provided, the size and scope of the project and the organization used to market such products and services. These categories include the following:

     Traditional Production Equipment and Services. The Company designs, manufactures, refurbishes, distributes, installs and services a wide variety of new and used traditional production equipment, such as separators, dehydration units, heaters, gas conditioning units and water filtration systems. The Company sells and services both its new and refurbished traditional production equipment primarily through a network of 33 field offices in the United States and three in Canada, the largest such network in North America. The refurbishment of used equipment for resale enables the Company to reduce delivery times and lower equipment costs relative to new equipment. The Company maintains a proprietary database of surplus production equipment in order to respond to customer requests for refurbished equipment quickly and efficiently.

     Engineered Systems. The Company provides turnkey, single source design and manufacturing of integrated production systems. Engineered systems products are typically designed and manufactured for large production development projects throughout the world and include large scale oil and gas processing trains for offshore platforms and onshore flow stations, floating production systems, oil treating and desalting facilities and large gas processing facilities. The Company's engineered systems typically require a significant amount of technology, engineering and project management. The Company markets its engineered systems through direct sales forces based in Houston, Calgary, London, Tokyo and Caracas, augmented by independent representatives in other countries.

     Instrumentation and Electrical Control Systems. The Company designs, constructs, installs and services instrumentation and electrical ("I&E") control and safety systems and supervisory control and data acquisition ("SCADA") systems under its TEST brand name. Control systems monitor, control and shutdown equipment on production platforms, compressor stations and other production facilities. SCADA systems provide remote monitoring and control of equipment, production facilities, pipelines and compressors via wireless communication links. The Company markets its I&E products through a four branch network primarily in the Gulf Coast area.

THE INDUSTRY

     Demand for oil and gas production equipment and services is driven primarily by (i) levels of production of oil and gas in response to worldwide demand, (ii) the discovery of new oil and gas fields, (iii) the changing production profiles of existing fields (meaning the mix of oil, gas and water in the hydrocarbon stream and the level of contaminants therein) and (iv) the quality of new hydrocarbon production. Generally, oil and gas exploration and production companies tend to reduce exploration activity during periods of weak oil prices and demand while maintaining production activity. Accordingly, the Company believes that the production equipment and service industry tends to be characterized by more stable revenues than those of companies that primarily provide products and services to the oil and gas exploration industry. The Company also believes that, at times of stronger oil prices and demand, companies that primarily provide products and services to the oil and gas exploration industry realize increases in revenues more quickly than the production equipment and service industry. The extent to which the revenues of the production equipment and service industry increase depends upon the success of the exploration efforts and, in general, lag increased revenues in the exploration industry. These lag times can be up to several years in offshore operations but are generally shorter with respect to onshore operations. Over the last three years, worldwide oil and gas exploration and production expenditures have increased 14% annually. As a result, the Company believes that the demand for products and services from the production equipment and service industry attributable to new field discoveries will increase in the near future.

     Changing production profiles in existing fields also increase the demand for products and services in the production equipment and services industry. As existing fields are reworked or enhanced recovery methods are employed, additional and more complex equipment may be required to produce oil and gas from such fields. This can result from a change in the mix of oil and gas produced in the field or an increase in contaminants such as water or carbon dioxide that may occur naturally over time or as a result of enhanced recovery techniques, such as waterflooding or carbon dioxide injection, that may be implemented to accelerate production or extend a field's productive life. In addition, many new oil and gas fields contain lower quality hydrocarbon streams that require more complex production equipment. Examples include carbon dioxide rich formations in West Texas and Southeast Asia and heavy crude in Western Canada and in the Orinoco Delta in Venezuela. The Company believes that these factors will result in increased demand for surface production equipment, systems and services.

STRATEGY

     The Company has achieved a 25% compounded annual growth rate in Adjusted EBITDA over the four fiscal years ended March 31, 1997, principally as a result of increasing its market penetration of the production equipment and services industry. The Company's strategy for increasing EBITDA and earnings per share in the future is to expand its existing market position and improve productivity through:

     Focusing on Customer Alliances. Exploration and production companies have reduced production costs and delivery times for oilfield equipment by establishing alliances with leading oilfield equipment and service suppliers that can provide a broad range of products and services on a cost effective and timely basis. The Company has generated substantial revenue growth and expanded its market position, principally as a result of alliances established with subsidiaries of major oil companies and large independent producers such as Amoco Production Company, BP Exploration (Alaska), Inc., Chevron Canada Resources, Mobil Oil Canada, Sonat Exploration Company and Union Pacific Resources Group Inc. The Company is actively engaged in discussions with other potential alliance customers. The Company believes its breadth of products and services, geographic scope, technological expertise and service orientation provide it with a competitive advantage in establishing such alliances.

     Providing Turnkey Integrated Systems and Solutions. The Company believes its turnkey, single source design and manufacturing capabilities enable it to reduce its customers' production equipment and systems costs and shorten delivery times. In certain applications, such as skid-mounted gas conditioning packages for offshore applications, the Company intends to increase the degree of standardization to reduce engineering costs and shorten delivery times.

     Introducing New Technologies and Products. Since its formation, the Company has developed leading technologies for the surface production equipment industry to address the market demand for increasingly sophisticated production equipment. For example, the Company developed the first high capacity oil and gas separator and the first emulsion treating system in the industry, and its electrostatic oil treating technology is the most advanced in the industry. In addition, the Company developed the industry standard separation technology on floating production vessels. Further, the Company has recently developed the Electro-Pulse Inductive Coalescer (EPIC(TM)), a commercial application of electrostatic technology that can extend production in oil streams that have increasing water content.

     Pursuing Complementary Acquisitions. The Company pursues complementary acquisitions that expand its ability to offer integrated production systems and leading technologies. The acquisition of Cynara will provide the Company with bulk carbon dioxide separation technology. Combined with the Company's experience with lower concentration carbon dioxide removal processes, Cynara's membrane technology will allow the Company to provide removal solutions for the entire range of carbon dioxide concentrations. The production equipment industry is highly fragmented with smaller competitors that have narrow product lines and geographic scope. The Company believes an industry trend is for customers to work with vendors, such as the Company, that provide broader product and service lines and the ability to offer integrated systems. The Company believes that its size, scope of products and services and, following the Offering, its status as a public company, provide it with a competitive advantage in making consolidating acquisitions in the production equipment industry.

     Expanding International Presence. The Company has been and intends to continue expanding its international presence in targeted geographic regions in which it either has a relationship with a customer or has technology that provides it with a competitive advantage. Examples include Venezuela and Kazakhstan, where the Company has existing relationships with customers that are expanding operations in such regions, and Southeast Asia, where Cynara's membrane separation technology has applications in carbon dioxide rich fields. Moreover, the Company is frequently invited to bid on international production equipment and service projects because of its international reputation and its large installed base of production equipment. Finally, the Company intends to continue to expand its international presence through the acquisition of companies with complementary overseas operations.

     Improving Productivity. The Company believes unrealized efficiencies remain in its operations and intends to increase profitability through implementation of a strategic business planning process across the Company and total quality management ("TQM") principles in its United States operations. The Company implemented TQM principles in its Canadian operations beginning in 1993 and believes that it is in part responsible for improvements in results of Canadian operations over the past four years. The Company believes that significant opportunities for process and productivity improvements across the Company will be identified and implemented as a result of these efforts.

RECENT ACQUISITIONS

     TEST. In June 1997, the Company acquired TEST, a leading provider of I&E control systems and services, from Weatherford Enterra, Inc. for $19.4 million in cash. The acquisition of TEST broadened the Company's product line and increased the Company's ability to provide fully integrated engineered systems. For the year ended December 31, 1997, TEST had revenues and EBITDA of $45.3 million and $4.0 million, respectively.

     Cynara. In March 1998, the Company entered into a definitive agreement to acquire Cynara (the "Cynara Acquisition"), a leader in the design, construction, installation, operation and servicing of membrane separation systems that remove carbon dioxide from gas streams. The Cynara Acquisition will expand the Company's ability to offer integrated systems and services and will complement its gas conditioning product line. Aggregate consideration for the Cynara Acquisition will consist of $7.5 million in cash, 906,667 shares of Common Stock, the repayment of $8.8 million of Cynara debt and an additional 20.1 shares of Common Stock for each $1,000 of gross margin generated by projects in Southeast Asia that are awarded to Cynara over the next two years, up to a maximum of 906,667 additional shares. For the year ended December 31, 1997, Cynara's revenues and EBITDA were $18.6 million and $4.4 million, respectively. Proceeds from the Offering will be used, in part, to fund the cash portion of the purchase price. The closing of the Cynara Acquisition is contingent upon the contemporaneous closing of the Offering.

     National Tank Company was founded in 1926 in Tulsa, Oklahoma. The Company was incorporated in Delaware in 1988 and acquired National Tank Company in 1989. National Tank Company is the Company's principal operating subsidiary. The Company's address at its principal executive offices is Brookhollow Central III, 2950 North Loop West, Suite 750, Houston, Texas 77092, and its telephone number is (713) 683-9292.

                                  THE OFFERING

     The shares of Common Stock offered hereby are being offered by the Company and the Selling Stockholder.

Common Stock offered:
  By the Company..............................  shares
  By the Selling Stockholder..................  shares
          Total...............................  shares
Common Stock to be outstanding after the
  Offering and the Cynara Acquisition(1)(2)...  shares
Use of Proceeds...............................  The net proceeds to the Company from the Offering will be used to (i) pay the cash portion of the
                                                consideration for the Cynara Acquisition, (ii) repay
                                                outstanding indebtedness under the Company's Bank
                                                Credit Facilities (as defined herein) and under the
                                                Cynara Credit Facility (as defined herein), (iii) pay
                                                deferred compensation owed by the Company to certain
                                                TEST employees and incentive compensation owed under
                                                an existing arrangement with the Chairman and Chief
                                                Executive Officer of the Company tied to the
                                                successful completion of the Offering and (iv) for
                                                general working capital. See "Use of Proceeds."
Proposed New York Stock Exchange ("NYSE")
  symbol......................................  NTG

------------------------------------

(1) Includes an aggregate of 1,479,258 shares of Common Stock to be issued immediately prior to the commencement of the Offering to Capricorn I (1,010,333 shares) and Capricorn II (468,925 shares) pursuant to the Securities Exchange Agreement with the Company described under "Certain Transactions -- Securities Transactions."

(2) Does not include: (i) 1,755,115 shares of Common Stock reserved for issuance upon exercise of stock options outstanding under the Company's stock option plans and certain option agreements with Management (see "Management -- Executive Compensation"); (ii) any additional shares of Common Stock, up to a maximum of 906,667 shares, which may be paid in the Cynara Acquisition under certain circumstances (see "The Cynara Acquisition"); (iii) approximately 120,000 shares of Common Stock which the Company will issue to participants in certain of the Company's employee benefit plans within 90 days of the Offering (see "Risk
     Factors -- Potential Effect of Shares Eligible for Future Sale on Price of Common Stock") or (iv) 173,050 shares of Common Stock that the Company has an option to repurchase as described under "Certain
     Transactions -- Miscellaneous" (which would reduce the shares of Common Stock outstanding).

                                  RISK FACTORS

     Prospective investors should consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION

     The following summary consolidated financial information should be read in conjunction with the consolidated financial statements and notes thereto of the Company, the financial statements and notes thereto of Cynara and TEST, "Selected Consolidated Financial Data," "Unaudited Condensed Pro Forma Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The unaudited summary pro forma balance sheet data gives effect to the Cynara Acquisition and the consummation of the Offering as if each of such events had occurred on December 31, 1997. The unaudited summary pro forma income statement data for the fiscal year ended March 31, 1997 and the nine months ended December 31, 1997 give effect to the acquisitions of TEST and Cynara and the consummation of the Offering as if each of such events had occurred on April 1, 1996. Such pro forma data are presented for illustrative purposes only and do not purport to represent the Company's actual results if such events had occurred at the dates indicated, nor do such data purport to project the results of operations for any future period or as of any future period. The selected historical financial data for the nine months ended December 31, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the nine months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year.

                                                                                             NINE MONTHS ENDED
                                                FISCAL YEAR ENDED MARCH 31,                     DECEMBER 31,
                                        --------------------------------------------   ------------------------------
                                                                          PRO FORMA                         PRO FORMA
                                          1995       1996       1997        1997        1996     1997 (1)     1997
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA (2):
  Revenues............................  $109,909   $112,724   $126,657    $185,311     $91,375   $146,653   $174,568
  Cost of goods sold..................    88,229     91,258     99,984     145,937      71,070    116,153    134,783
                                        --------   --------   --------    --------     -------   --------   --------
  Gross profit........................    21,680     21,466     26,673      39,374      20,305     30,500     39,785
  Selling, general and administrative
    expense...........................    22,483     21,754     22,051      29,059      16,230     21,302     25,662
  Restructuring charges(3)............       984        776         21          21         182        282        282
  Depreciation and amortization
    expense...........................       903        731        862       2,597         573        909      2,387
  Interest expense....................     3,358      2,422      1,861         247       1,422      2,180        220
  Interest cost on postretirement
    benefit liability(4)..............     1,064        932        957         957         676        786        786
  Revaluation (gain) loss on
    postretirement benefit
    liability(4)......................    (4,781)     2,273      1,466       1,466          --         --         --
  Interest income.....................    (1,692)      (336)      (116)       (120)        (89)       (96)      (188)
  Gain on sale of investment(5).......   (10,124)    (6,320)        --          --          --         --         --
                                        --------   --------   --------    --------     -------   --------   --------
  Income (loss) from continuing
    operations before income taxes....     9,485       (766)      (429)      5,147       1,311      5,137     10,636
  Income tax provision (benefit)......     4,495       (430)        59       2,577         551        718      3,082
                                        --------   --------   --------    --------     -------   --------   --------
  Income (loss) from continuing
    operations........................  $  4,990   $   (336)  $   (488)   $  2,570     $   760   $  4,419   $  7,554
                                        ========   ========   ========    ========     =======   ========   ========
  Basic earnings per share from
    continuing operations.............  $   0.77   $  (0.06)  $  (0.08)   $            $  0.13   $   0.59   $
  Diluted earnings per share from
    continuing operations.............  $   0.77   $  (0.05)  $  (0.08)   $            $  0.12   $   0.56   $
  Basic earnings per share............      0.82       0.08       0.90                    0.22       0.70
  Diluted earnings per share..........      0.82       0.08       0.85                    0.21       0.66
  Basic weighted average number of
    shares of common stock............     6,502      6,056      6,032                   6,032      7,451
  Diluted weighted average number of
    shares of common stock............     6,502      6,243      6,371                   6,371      7,895
OTHER DATA:
  EBITDA(6)...........................  $ 12,054   $  2,051   $  2,178    $  7,871     $ 3,217   $  8,130   $ 13,055
  Adjusted EBITDA(7)..................     5,298      7,240      9,453      11,290       8,104     11,775     15,887

                                                   (footnotes on following page)

                                                                                                 DECEMBER 31,
                                                                   MARCH 31,              ---------------------------
                                                         -----------------------------                    PRO FORMA
                                                          1995       1996       1997          1997           1997
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital......................................  $ 4,415    $ 3,935    $13,487      $27,438        $ 33,953
  Net property, plant and equipment....................    6,506      6,660      6,833        9,133          17,931
  Total assets.........................................   68,061     58,520     71,279       96,743         128,689
  Long-term debt(8)....................................   25,649     23,245     27,566       36,514           4,909
  Stockholders' equity (deficit).......................   (4,073)    (8,033)    (5,801)       5,470          65,499

------------------------------------

(1) Includes the results of operations of TEST from June 30, 1997, the date on which the Company acquired TEST.

(2) In June 1997, the Company's investment in PTH (as defined herein) was distributed to its shareholders in a tax free transaction. In accordance with generally accepted accounting principles, the results of operations of PTH are accounted for as discontinued operations for all periods presented. Accordingly, the net income of PTH is excluded from income (loss) from continuing operations in the Company's income statements for the periods presented. The results of operations of PTH are presented as income from discontinued operations and gain on disposal of the PTH division in the Company's income statements for the periods presented. In addition, the net assets of PTH are included as a separate line item in the Company's balance sheets for the periods presented.

(3) The Company recorded charges of (i) $984,000 in fiscal 1995 consisting of relocation, severance benefits and recruiting costs related to the relocation of engineering and administrative personnel to corporate headquarters, (ii) $776,000 in fiscal 1996 of which $500,000 related to the closing of the Company's Singapore operations and $276,000 related to recruiting and employee relocation expenses and (iii) $282,000 in the nine months ended December 31, 1997 related to the closing of the Company's United Kingdom operations.

(4) Pursuant to agreements relating to the acquisition of National Tank Company by the Company in 1989 from Combustion Engineering, Inc., the Company is required to provide certain health care and life insurance benefits to employees of National Tank Company who retired prior to June 21, 1989. These agreements provide that the Company's annual cash costs of these benefits are reimbursed by the seller through June 21, 1999 to the extent that they exceed on an annual basis the lesser of one-third of the cash costs in that year or $755,000 (as adjusted for inflation). For the fiscal years ended March 31, 1996 and 1997, the Company's aggregate cash costs of these benefits were $1,632,000 and $1,659,000, respectively, of which $1,148,000 and $1,149,000, respectively, were reimbursed. Based on preliminary estimates, management believes that any loss from revaluation of postretirement liability for the nine months ended December 31, 1997 will not be significant. Commencing June 22, 1999, the Company will no longer be reimbursed for any portion of these cash costs. The Company currently plans to fund the cash requirements related to these retired employee benefits on a current basis.
    In 1989, the Company recorded as an expense the estimated liability, discounted to present value, of the unreimbursable cost of these benefits. This liability is evaluated annually by an actuarial firm for changes in plan experience factors, health care cost trends and long-term interest rates. The Company has elected to recognize gains and losses from such evaluations immediately and reports them separately in its consolidated statements of operations as gain or loss on revaluation of postretirement employee liability. See "Risk Factors -- Uncertainty of Postretirement Benefit Obligations" for further information regarding these obligations.

(5) In fiscal 1995, the Company sold a portion of its interest in American Premier Holdings, Inc. ("APH") for a gain of $10,124,000. In fiscal 1996, the Company completed the sale of its remaining interest in APH for a gain of $6,320,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- History of the Company."

(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") consists of income (loss) from continuing operations plus (i) interest expense, less interest income, (ii) income tax expense and (iii) depreciation and amortization. The Company believes that EBITDA is a meaningful measure of its operating performance; however, EBITDA is not a measurement presented in accordance with generally accepted accounting principles and should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies.

(7) Adjusted EBITDA consists of EBITDA plus (i) restructuring expense, (ii) interest cost on postretirement liability, (iii) revaluation loss on postretirement liability and (iv) EBITDA of TEST as if such entity had been included in the consolidated results of the Company over the entire period, less (i) EBITDA from the operations of terminated subsidiaries (NATCO-UK, NATCO-Singapore and NANA TEST, each as defined herein), (ii) revaluation gain on postretirement liability and (iii) gain on investment. The Company believes that Adjusted EBITDA is a meaningful measure of its continuing operating performance; however, Adjusted EBITDA is not a measurement presented in accordance with generally accepted accounting principles and should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, Adjusted EBITDA is not comparable to similarly titled measures reported by other companies.

(8) Includes current portion of long-term debt and revolving lines of credit.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

INDUSTRY CONDITIONS

     The Company's business is substantially dependent upon the condition of the oil and gas industry and the industry's willingness to spend capital on the production of oil and gas. The level of such capital expenditures is generally dependent upon the prevailing view of future oil and gas prices, which are affected by numerous factors affecting the supply and demand for oil and gas, including the level of exploration activity, worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, political requirements of national governments, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), the cost of producing oil and gas and technological advances. Oil and gas prices and activity have been characterized by significant volatility in recent years. Accompanying this volatility have been numerous changes in oil and gas company strategies and expenditure levels and patterns. To the extent that oil and gas prices decline or remain at low levels for an extended period of time, producers may react by reducing expenditures, which would likely adversely affect the Company's results of operations and could adversely affect its financial condition. No assurance can be given as to the future price levels of oil and gas or the volatility thereof or that the future price of oil and gas will be sufficient to support the level of production-related activities necessary for the Company to grow or maintain its business.

CONTRACT BIDDING RISKS

     A substantial number of the Company's projects, including a number of larger engineered systems projects, are performed on a fixed-price basis. The Company is responsible for all cost overruns, excluding change orders. The costs and gross profit, if any, realized on a fixed-price contract will often vary from the estimated amounts on which such contracts were originally based because of various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. These variations and the risks inherent in engineered systems projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on the Company's operating results for any particular fiscal quarter or year.

NEED FOR SKILLED LABOR

     The Company's ability to remain profitable depends in part on its ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. The Company's ability to expand its operations, particularly in the Gulf Coast areas, depends primarily on its ability to increase its labor force. The demand for such workers is currently high and the supply is extremely limited. While the Company believes that its wage rates are competitive and that its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these events occurred, in the near-term, the profits realized by the Company would be reduced and, in the long-term, the production capacity and profitability of the Company could be diminished and its growth potential impaired.

UNCERTAINTY OF POSTRETIREMENT BENEFIT OBLIGATIONS

     Pursuant to agreements relating to the acquisition of National Tank Company by the Company in 1989 from Combustion Engineering, Inc., the Company is required to provide certain health care and life insurance benefits to employees of National Tank Company who retired prior to June 21, 1989. These agreements provide that the Company's annual cash costs of these benefits are reimbursed by the seller through June 21, 1999 to the extent that they exceed on an annual basis the lesser of one-third of the cash costs in that year or

$755,000 (as adjusted for inflation). For the fiscal years ended March 31, 1996 and 1997, the Company's aggregate cash costs of these benefits were $1.6 million and $1.7 million, respectively, of which $1.1 million and $1.1 million, respectively, were reimbursed. Commencing June 22, 1999, the Company will no longer be reimbursed for any portion of these cash costs. At December 31, 1997, there were 527 retirees and surviving spouses and 337 dependents covered by postretirement benefits obligations. No additional retirees were covered after June 21, 1989. The benefits provided for retirees and surviving spouses over the age of 65 are secondary to Medicare.

     In order to account for this liability, the Company in 1989 recorded as an expense the estimated liability, discounted to present value, of the unreimbursable cost of these benefits. This liability is evaluated annually by an actuarial firm for changes in plan experience factors, health care cost trends and long term interest rates. The Company has elected to recognize gains and losses from such evaluations immediately and reports them separately in its consolidated statements of operations as gain or loss on revaluation of postretirement employee liability. The Company reported a gain of $4.8 million for fiscal 1995 and losses of $2.3 million and $1.5 million for fiscal 1996 and 1997, respectively.

     Although the Company believes that the actuarial assumptions used in adjusting the liability are reasonable, there can be no assurance that the costs of the actual benefits will not exceed those projected or that future actuarial assessments of the extent of those costs will not exceed the current assessment. Under such circumstances, the adjustments required to be made to the Company's recorded liability for such benefits could have a material adverse effect on the Company's results of operations and financial condition.

CUSTOMER ALLIANCES

     The Company has entered into alliances with major and large independent oil producers and intends to enter into additional alliances as part of its strategy to increase market penetration. The Company's alliance arrangements include blanket purchase orders for specified amounts of standardized equipment, project-specific integrated alliances and ongoing informal working relationships. As is common in the oil and gas production industry, many of these alliances are not formal contracts but represent informal arrangements in which both parties undertake to satisfy the objectives of the alliance. Under these alliances, the Company is typically designated as the preferred supplier of equipment and/or services. See "Business -- Customers and Alliances." Neither the Company nor the customer may be legally required to honor any commitments made under an alliance. There can be no assurance that the Company's alliances will be honored or maintained by the Company's customers in the future. The loss of one or more of such alliances could have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNATIONAL OPERATIONS

     The Company operates its business and markets its products and services in oil and gas producing areas throughout the world and is, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. These risks include nationalization, expropriation, war and civil disturbance, restrictive action by local governments, limitation on repatriation of earnings, change in foreign tax laws and change in currency exchange rates, any of which could have an adverse effect on the demand in certain regions for the Company's products. To date, the Company has not experienced any significant problems in foreign countries arising from local government actions or political instability, but there can be no assurance that such problems will not arise in the future. Interruption of the Company's international operations could have a material adverse effect on its results of operations and financial condition.

     The Company may, from time to time, conduct a portion of its business in currencies other than the United States dollar, thus subjecting the Company's results to fluctuations in foreign currency exchange rates. There can be no assurance that the Company will be able to protect itself against such fluctuations in the future.

     The Company conducts business, or may conduct business in the future, in countries that have limited, or may in the future limit, repatriation of earnings. Although the Company historically has not been adversely affected by limitations on repatriation of earnings, there can be no assurance that the countries in which the

Company operates or may operate in the future will not adopt policies limiting repatriation of earnings that could constitute in effect a conversion of the earnings from such operations into an investment in such operations, prevent the repatriation of cash and thereby have a material adverse effect on the Company's liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     A portion of the Company's sales are made in Southeast Asia. The currencies of several countries in Southeast Asia have undergone significant devaluations against the United States dollar in 1997 and early 1998. The devaluation of such currencies and the related consequences to the economies in such countries have adversely affected economic growth in the region. To the extent the economies of countries in Southeast Asia continue to be adversely affected, there can be no assurance that the demand for the Company's products and services in such region will continue at historical or anticipated levels.

AVAILABILITY AND INTEGRATION OF ACQUISITIONS

     As part of its strategy, the Company has pursued, and intends to pursue in the future, the acquisition of other companies, assets and product lines that complement or expand its existing business. Each such acquisition involves a number of potential risks, such as the diversion of management's attention to the assimilation of the operations and personnel of the acquired businesses and possible short-term adverse effects on the Company's operating results during the integration process.

     By virtue of this strategy, the Company routinely conducts preliminary discussions with numerous companies concerning possible acquisitions. The Company is unable to predict whether or when any prospective candidate will become available or the likelihood of a material acquisition being completed. The Company may seek to finance any such acquisition through borrowings under credit facilities or the issuance of new debt or equity securities. If the Company proceeds with an acquisition, and if such acquisition is relatively large and consideration is in the form of cash, a substantial portion of the Company's financial resources could be used to consummate any such acquisition.

CONCENTRATION OF SALES TO SINGLE CUSTOMER

     For the nine months ended December 31, 1997, approximately 11% of the Company's revenues were attributable to sales to BP Exploration (Alaska), Inc. There may be periods where a substantial portion of the Company's revenues are derived from a single or small group of customers. A prolonged failure of any such customer or group of customers to fulfill contractual obligations to the Company or a termination of any such projects could materially adversely affect the Company's results of operations and financial condition.

POTENTIAL PRODUCT LIABILITY CLAIMS

     Certain products of the Company are used in potentially hazardous production applications that can cause personal injury or loss of life, damage to property, equipment or the environment and suspension of operations. The Company maintains insurance coverage in such amounts and against such risks as it believes to be in accordance with normal industry practice. Such insurance does not, however, provide coverage for all liabilities (including liabilities for certain events involving pollution) or for business interruption, and there can be no assurance that such insurance will be adequate to cover all losses or liabilities that may be incurred by the Company in its operations. Moreover, no assurance can be given that the Company will, in the future, be able to maintain insurance at levels it deems adequate and at rates it considers reasonable or that any particular types of coverage will be available. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in the Company being named as a defendant in product liability or other lawsuits asserting potentially large claims. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

POTENTIAL WARRANTY CLAIMS

     The Company typically provides warranties as to the proper operation and conformance to specifications of the equipment it manufactures. Failure of such equipment to operate properly or meet specifications may result in increased costs for additional engineering resources, parts and equipment replacement or service or monetary reimbursement to a customer. The Company's warranties are often backed by letters of credit, of which the Company had approximately $5.3 million (on a pro forma basis giving effect to the Cynara Acquisition) outstanding as of December 31, 1997. The Company has historically received and expects to continue to receive warranty claims. The Company allocates a certain portion of annual sales revenue in a warranty reserve against such claims. To the extent that the Company incurs several large warranty claims against equipment delivered to customers in any period, results of operations and financial condition could be materially adversely affected.

ENVIRONMENTAL LIABILITY RISKS

     The Company generates or manages hazardous wastes, such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material as a result of its fabrication and refurbishing operations. Although the Company attempts to identify and address contamination before acquiring properties and to utilize industry accepted operating and disposal practices, hydrocarbons or wastes may have been disposed of or released on or under properties owned, leased or operated by the Company or on or under other locations where such hydrocarbons or wastes have been taken for disposal. These properties and the wastes generated as a result of the Company's operations may be subject to federal or state environmental laws and regulations that could require the Company to remove the wastes or remediate sites where they have been released as well as impose civil and criminal penalties for violations. The Company and approximately 37 other parties, some of which are major oil companies, have received notice from the California Department of Toxic Substances Control (the "DTSC") that each is currently considered a potentially responsible party ("PRP") in connection with the Eastside Landfill Facility, located near Bakersfield, California. It is alleged that the Company or its predecessors generated waste that was transported to the Eastside Landfill Facility. The DTSC has indicated that it intends to remediate the site and has established an initial site cleanup estimate of up to $5.0 million. See
"Business -- Governmental Regulation and Environmental Matters."

     Various state and federal agencies from time to time consider adopting new laws and regulations or amending existing laws and regulations regarding environmental protection. While the Company may attempt to pass on to its customers the additional costs of complying with such laws and regulations, there can be no assurances that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations could require the Company to undertake significant capital expenditures and could otherwise have a material adverse effect on the Company's results of operations and financial condition.

IMPACT OF GOVERNMENTAL REGULATIONS

     Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulation, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration for or production of oil and gas for economic or other policy reasons could adversely affect the Company's operations. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations. See "Business -- Governmental Regulation and Environmental Matters."

FLUCTUATIONS IN QUARTERLY SALES AND EARNINGS

     A substantial amount of the Company's revenues are derived from significant contracts which are often performed over a period of two to four quarters. As a result, revenues and earnings may fluctuate significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

BACKLOG

     The Company's backlog is based on the price of awarded projects or, in the case of certain awarded cost-plus projects, the estimated price, adjusted by management's estimate of the percentage of the project that has been completed. Awarded projects include those projects on which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. All projects currently included in the Company's backlog are subject to change or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination, and in some cases, pay the Company termination fees; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the Company's customers.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends heavily on the continued services of its senior management, who possess bidding, procurement, transportation, logistics, planning, project management, risk management and financial skills. The loss or interruption of services provided by one or more of its senior officers could adversely affect the Company's results of operations and financial condition. Furthermore, there can be no assurance that the Company will continue to attract and retain sufficient qualified personnel. The Company does not and does not intend to maintain key man life insurance. See "Management."

COMPETITION

     Production equipment companies servicing the oil and gas industry compete intensely for available projects. Contracts for the Company's products and services are generally awarded on a competitive basis. Customers may consider, among other things, the availability and capabilities of equipment, the contractor's reputation, experience and safety record. Price and ability to meet a customer's delivery schedule are the principal factors in determining which qualified contractor is awarded the job. Historically, the market for oilfield services and equipment has experienced overcapacity which has resulted in increased price competition in many areas of the Company's business. The Company competes with a large number of companies, some of which may offer different technologies or possess greater financial and other resources than the Company. In addition, because of subsidies, import duties and fees, taxes imposed on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the United States dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international locations. See
"Business -- Competition."

CERTAIN TAX MATTERS

     In June 1997, the Company, in connection with a financing effected to provide funds for the acquisition of TEST and other corporate purposes (the "1997 Financing"), distributed all of the outstanding stock of PTH then owned by the Company to its then sole stockholder, Capricorn I (the "Distribution"). In connection with the Distribution, the Company received an opinion of counsel to the effect that the Distribution would be tax-free to both the Company and Capricorn I. Tax-free treatment of the Distribution depends, in part, upon the underlying facts and circumstances at the time of the Distribution. There can be no assurance that the Internal Revenue Service will agree with the Company's and its counsel's interpretation of such facts and circumstances. If the Internal Revenue Service were to challenge the tax-free treatment of the Distribution and such challenge were ultimately to prevail, the Company would be treated as recognizing a gain with respect to the Distribution in an amount equal to the excess of the fair market value of the PTH stock at the time of the Distribution over its tax basis to the Company. Such treatment could have a material adverse effect on the

Company's results of operations and financial condition. See the notes to the Company's consolidated financial statements.

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS AND CERTAIN ANTI-TAKEOVER PROVISIONS

     As of December 31, 1997, 68.3% of the Company's outstanding Common Stock was owned by Capricorn Investors, L.P., a Delaware limited partnership ("Capricorn I"), and the balance (31.7%) was owned by Capricorn Investors II, L.P., a Delaware limited partnership ("Capricorn II"). See "Principal and Selling Stockholders." Immediately following the sale of the Common Stock offered hereby (including the sale of the Common Stock included in the Offering by the Selling Stockholder) and the consummation of the Cynara Acquisition,
Capricorn I and Capricorn II will own approximately      and      ,
respectively, of the Common Stock of the Company (     and      , respectively,
if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Winokur, who controls the managing general partner of Capricorn Holdings, L.P. and is the managing member of Capricorn Holdings, LLC, which are the sole general partners of Capricorn I and Capricorn II, respectively, will have sufficient voting power to control the direction and policies of the Company and the outcome of any matter requiring stockholder approval, including mergers, consolidations, the sale of all or substantially all of the assets of the Company and the election of directors, and to prevent a change in control of the Company except on terms acceptable to Capricorn I and Capricorn II. Further, for so long as Capricorn I or Capricorn II individually or in combination own at least 20% of the Common Stock of the Company, the general partners of Capricorn I and Capricorn II have the right to nominate two of the Company's directors.

     The Company's certificate of incorporation and bylaws, each as amended, contain various provisions, including certain notice provisions and provisions authorizing the Company to issue preferred stock, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. After the Offering, the ownership by Capricorn I and Capricorn II, together with the beneficial ownership of Common Stock by the Company's officers, directors and their affiliates, of a substantial number of shares of Common Stock could also discourage such bids.

     In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock which may be issued in the future and that may be senior to the rights of the holders of Common Stock. See "Description of Capital Stock."

     The Board of Directors of the Company has adopted a stockholders' rights plan pursuant to which preferred stock purchase rights (the "Rights") have been issued as a dividend on the outstanding Common Stock and will be issued in conjunction with future issuances of Common Stock by the Company, including the shares issued by the Company in the Offering. The Rights will become exercisable upon the occurrence of certain events. See "Description of Capital
Stock -- Rights to Purchase Preferred Stock." The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without the approval of the Board of Directors of the Company. Furthermore, certain provisions of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. Neither the Rights nor such provisions of Delaware law should, however, interfere with any merger or other business combination that is approved by the Board of Directors of the Company.

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

     Prior to the Offering, there has been no public market for the Common Stock. While the Company intends to make application to list the Common Stock on the NYSE, there can be no assurance that an active trading market for the Common Stock will develop subsequent to the Offering or, if developed, that it will be sustained.

     The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Selling Stockholder on one hand and the representatives of the Underwriters on the other and may bear no relationship to the price at which the Common Stock will trade after the Offering. For information relating to the factors to be considered in determining the initial public offering price, see

"Underwriting." Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the energy services industry and general economic and other conditions.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Sales of substantial amounts of Common Stock in the public market subsequent to the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. Upon consummation of the
Offering, the Company will have             shares of Common Stock outstanding
(            shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 906,667 shares received by the stockholders of
Cynara and the             shares of Common Stock outstanding prior to the
Offering will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144 (although the holding period restrictions under that Rule have lapsed with respect to a substantial portion of the holdings of Common Stock by Capricorn I). Capricorn I, Capricorn II and, upon consummation of the Cynara Acquisition, the stockholders of Cynara will have registration rights with respect to their holdings of Common Stock. See "Certain Transactions -- Securities Transactions." In addition, options to purchase 1,279,778 shares of Common Stock will be exercisable upon consummation of the Offering. In addition, the Company intends to contribute approximately 120,000 newly issued shares of Common Stock into certain of the Company's employee benefit plans within 90 days of the Offering. The Company, the executive officers and directors of the Company, certain other stockholders and the Selling Stockholder have agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their Common Stock of
$          (assuming an initial public offering price of $          per share).
To the extent outstanding options and warrants to purchase the Company's Common Stock are exercised, there may be further dilution. See "Dilution."

FORWARD-LOOKING INFORMATION

     All statements other than statements of historical fact contained in this Prospectus, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are forward-looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "project," "expect" or similar statements. Such forward-looking information involves important known and unknown risks and uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the risks described under "Risk Factors," such as the fluctuations of the prices received or demand for oil and gas, acquisition risks, requirements for capital, general economic conditions, the competition from other production equipment providers and the effects of governmental and environmental regulation. All forward-looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph and potential investors are cautioned not to place undue reliance on the forward-looking statements made in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock
offered hereby (assuming an initial public offering price of $          per
share and after deducting underwriting discounts and estimated offering
expenses) are estimated to be approximately $     million (approximately $
million if the Underwriters' over-allotment option is exercised in full). Of such net proceeds, (i) $7.5 million will be used to fund the cash portion of the purchase price of the Cynara Acquisition, (ii) approximately $31.0 million will be used to repay borrowings by the Company under the U.S. Credit Facility and the EXIM Credit Facility and by Cynara under the Cynara Credit Facility, (iii) approximately $2.4 million will be used to pay deferred compensation to certain TEST employees and incentive compensation owed under an existing arrangement with the Chairman and Chief Executive Officer of the Company tied to the
successful completion of the Offering and (iv) approximately $     million will
be used for working capital and general corporate purposes. See "The Cynara Acquisition," "Description of Bank Credit Facilities" and
"Management -- Employment Agreement."

     Outstanding borrowings at February 28, 1998 by the Company under the U.S. Credit Facility and the EXIM Credit Facility were approximately $22.2 million and $17,000, respectively, and by Cynara under the Cynara Credit Facility were $8.8 million. The borrowings by the Company under the U.S. Credit Facility were used to pay the purchase price for TEST and for general working capital and those under the EXIM Credit Facility were used to finance working capital for export projects. The borrowings by Cynara under the Cynara Credit Facility were used by its prior owners to fund the acquisition of Cynara and for general working capital. For a description of each of these credit facilities, including the interest rates applicable thereto, see "Description of Bank Credit Facilities."

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder in the Offering.

     Pending use of the net proceeds of the Offering as described above, the net proceeds will be invested in short-term money market securities.

                                DIVIDEND POLICY

     The Company intends to retain its earnings for use in its business rather than to pay cash dividends on the Common Stock in the foreseeable future. In addition, the Bank Credit Facilities currently restrict the ability of the subsidiaries of the Company to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Bank Credit Facilities" and the notes to the consolidated financial statements of the Company.

                                    DILUTION

     The historical net tangible book value of the Company as of December 31,
1997 was $          per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of outstanding shares of Common Stock. After giving pro forma effect to the Cynara Acquisition as if it had been consummated on that date, the pro forma net tangible book value per share as of
December 31, 1997 was $          . After giving effect to (i) the sale of the
Common Stock offered hereby and the receipt of the estimated net proceeds to the Company and (ii) the pro forma effect of the Cynara Acquisition as aforesaid, the net tangible book value of the Company at December 31, 1997, would have been
$          per share. This represents an immediate increase in the net tangible
book value of $          per share to existing stockholders (including the
stockholders of Cynara) and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after the Offering) to new investors purchasing Common Stock in the Offering.
The following table illustrates the dilution of $          per share to new
investors purchasing Common Stock in the Offering:

Assumed public offering price per share.....................          $
  Net tangible book value per share at December 31, 1997....  $
     Increase per share attributable to the Cynara
      Acquisition...........................................
     Increase per share attributable to new investors.......
                                                              -----
Pro forma net tangible book value per share after the
  Offering..................................................  $
                                                                      -----
Dilution per share to new investors.........................          $
                                                                      =====

     The following table sets forth, as of December 31, 1997 (after giving pro forma effect to the Cynara Acquisition), the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing stockholders, the stockholders of Cynara and by new investors:

                                                               TOTAL CASH
                                  SHARES PURCHASED           CONSIDERATION          AVERAGE
                                ---------------------    ----------------------    PRICE PER
                                  NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
Existing stockholders.........   8,145,926          %    $26,944,000          %     $  3.31
Cynara stockholders...........     906,667
New investors.................
                                ----------     -----     -----------    -------
  Total.......................                 100.0%    $               100.0%
                                ==========     =====     ===========    =======

     The foregoing computations with respect to existing stockholders give effect to the conversion of approximately $7.9 million of notes payable of the Company to Capricorn I and Capricorn II that will be exchanged for an aggregate of 1,479,258 shares of Common Stock prior to consummation of the Offering. See "Certain Transactions -- Securities Transactions." The foregoing computations assume that no outstanding individual employee stock options granted prior to 1998 otherwise than pursuant to a plan ("Individual Employee Stock Options") or outstanding stock options ("Plan Stock Options") granted under the Company's 1998 Director Stock Option Plan and its 1998 Employee Stock Option Plan (the "Stock Option Plans") are exercised. Individual Employee Stock Options covering a total of 1,541,781 shares of Common Stock are outstanding at exercise prices ranging from $1.47 to $5.03. Plan Stock Options covering a total of 213,334 shares of Common Stock have been granted and are outstanding under the Stock Option Plans, of which 13,334 are exercisable at $8.81 per share, and the remainder are exercisable at the initial offering price per share. See "Management -- Stock Option Plans." If the shares of Common Stock currently subject to outstanding Individual Employee Stock Options and Plan Stock Options were included in the foregoing calculations, the net tangible book value per share before the Offering (after giving pro forma effect to the Cynara
Acquisition) would be $          , the pro forma net tangible book value per
share after the Offering (after giving pro forma effect to the exercise of all
such options) would be $          and the dilution per share to new investors
would be $          . In addition, the average price per share paid by existing
stockholders would increase to $          per share.

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company at December 31, 1997 and (ii) the pro forma capitalization of the Company as of such date after giving effect to the Cynara Acquisition as if it had been effected on such date and as adjusted as of that date to reflect the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company, the financial statements of TEST and Cynara and the unaudited pro forma condensed financial statements of the Company and in each case the related notes thereto included elsewhere in this Prospectus.

                                                                AT DECEMBER 31, 1997
                                                              -------------------------
                                                              HISTORICAL     PRO FORMA
                                                               (DOLLARS IN THOUSANDS)
Cash........................................................   $ 1,447       $  3,302
                                                               =======       ========
Current portion of long-term debt and revolving credit
  facility(1)...............................................   $ 7,594       $  3,285
Long-term debt (excluding current portion)(1)...............    28,920          1,624
Stockholders' equity:
  Preferred Stock, par value $0.01 per share, 5,000,000
     shares authorized; no shares outstanding...............        --             --
  Common Stock, par value $0.01 per share, 26,666,667 shares authorized; 6,666,668 shares outstanding; 50,000,000
     shares authorized;        shares outstanding, pro
     forma(2)...............................................        50            123
  Additional paid-in capital................................    18,962         79,570
  Accumulated deficit.......................................    (8,024)        (8,676)
Treasury stock, 470,188 shares at cost......................    (4,350)        (4,350)
Cumulative translation adjustments..........................    (1,168)        (1,168)
                                                               -------       --------
          Total stockholders' equity........................   $ 5,470       $ 65,499
                                                               -------       --------
          Total capitalization..............................   $41,984       $ 70,410
                                                               =======       ========

------------------------------

(1) For a description of the Bank Credit Facilities, see "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Bank Credit Facilities."

(2) Does not include the 1,541,781 shares of Common Stock reserved for issuance upon exercise of Individual Employee Stock Options outstanding at December 31, 1997 or the 213,334 shares of Common Stock reserved for issuance upon exercise of Plan Stock Options granted subsequently. See
    "Management -- Stock Option Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for each of the five fiscal years ended March 31, 1997 have been derived from the audited consolidated financial statements of the Company. The selected historical financial data for the nine-month periods ended December 31, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the nine months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year. This data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data for the fiscal years ended and as of March 31, 1994 and 1993 and the balance sheet data as of March 31, 1995 have been derived from audited consolidated financial statements of the Company, which are not included in this Prospectus.

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                           FISCAL YEAR ENDED MARCH 31,                  DECEMBER 31,
                                                --------------------------------------------------   ------------------
                                                 1993      1994       1995       1996       1997      1996     1997(1)
                                                                            (IN THOUSANDS,
                                                                        EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA (2):
  Revenues....................................  $94,272   $89,073   $109,909   $112,724   $126,657   $91,375   $146,653
  Cost of goods sold..........................   74,464    70,269     88,229     91,258     99,984    71,070    116,153
                                                -------   -------   --------   --------   --------   -------   --------
  Gross profit................................   19,808    18,804     21,680     21,466     26,673    20,305     30,500
  Selling, general and administrative
    expense...................................   18,930    18,258     22,483     21,754     22,051    16,230     21,302
  Restructuring charges(3)....................      670       913        984        776         21       182        282
  Depreciation and amortization expense.......    1,387     1,294        903        731        862       573        909
  Interest expense............................    3,559     3,930      3,358      2,422      1,861     1,422      2,180
  Interest cost on postretirement benefit
    liability(4)..............................    1,447     1,382      1,064        932        957       676        786
  Revaluation (gain) loss on postretirement
    benefit liability(4)......................       --        --     (4,781)     2,273      1,466        --         --
  Interest income.............................   (2,131)   (2,126)    (1,692)      (336)      (116)      (89)       (96)
  Loss (gain) on sale of investment(5)........      985    (6,874)   (10,124)    (6,320)        --        --         --
                                                -------   -------   --------   --------   --------   -------   --------
  Income (loss) from continuing operations
    before income taxes.......................   (5,039)    2,027      9,485       (766)      (429)    1,311      5,137
  Income tax provision (benefit)..............      296     1,152      4,495       (430)        59       551        718
                                                -------   -------   --------   --------   --------   -------   --------
  Income (loss) from continuing operations....   (5,335)      875      4,990       (336)      (488)      760      4,419
  Cumulative effect of change in accounting
    for income taxes..........................       --    13,690         --         --         --        --         --
  Cumulative effect of change in accounting
    for postretirement benefits, net of
    deferred income tax.......................       --     1,171         --         --         --        --         --
                                                -------   -------   --------   --------   --------   -------   --------
  Income (loss) from continuing operations
    after the cumulative effect of changes in
    accounting principles.....................  $(5,335)  $15,736   $  4,990   $   (336)  $   (488)  $   760   $  4,419
                                                =======   =======   ========   ========   ========   =======   ========
  Basic earnings (loss) per share from
    continuing operations.....................  $ (0.82)  $  0.13   $   0.77   $  (0.06)  $  (0.08)  $  0.13   $   0.59
  Diluted earnings (loss) per share from
    continuing operations.....................    (0.82)     0.13       0.77      (0.05)     (0.08)     0.12       0.56
  Basic earnings (loss) per share.............    (1.34)     1.70       0.82       0.08       0.90      0.22       0.70
  Diluted earnings (loss) per share...........    (1.34)     1.70       0.82       0.08       0.85      0.21       0.66
  Basic weighted average number of shares of
    common stock..............................    6,502     6,502      6,502      6,056      6,032     6,032      7,451
  Diluted weighted average number of shares of
    common stock..............................    6,502     6,502      6,502      6,243      6,371     6,371      7,895

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                           FISCAL YEAR ENDED MARCH 31,                  DECEMBER 31,
                                                --------------------------------------------------   ------------------
                                                 1993      1994       1995       1996       1997      1996     1997(1)
                                                                            (IN THOUSANDS,
                                                                        EXCEPT PER SHARE DATA)
OTHER DATA:
  EBITDA(6)...................................  $(2,224)  $ 5,125   $ 12,054   $  2,051   $  2,178   $ 3,217   $  8,130
  Adjusted EBITDA(7)..........................    3,853     2,601      5,298      7,240      9,453     8,104     11,775
  Cash flows used in operating activities.....   (3,624)    4,033     (5,160)    (5,411)    (3,616)   (3,520)    (4,021)
  Cash flows provided by (used in) investing
    activities................................      330     9,303     15,457      9,544       (798)     (468)   (20,792)
  Cash flows provided by (used in) financing
    activities................................    4,107   (11,459)    (8,547)    (6,676)     3,642     2,435     25,448

                                                                          MARCH 31,                       DECEMBER 31,
                                                       ------------------------------------------------   ------------
                                                         1993      1994      1995      1996      1997         1997
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital....................................  $  8,561   $(1,016)  $ 4,415   $ 3,935   $13,487     $27,438
  Net property, plant and equipment..................     3,788     3,721     6,506     6,660     6,833       9,133
  Total assets.......................................    65,090    72,361    68,061    58,520    71,279      96,743
  Long-term debt(8)..................................    41,685    36,939    25,649    23,245    27,566      36,514
  Stockholders' equity (deficit).....................   (20,069)   (9,249)   (4,073)   (8,033)   (5,801)      5,470

------------------------------

(1) Includes the results of operations of TEST from June 30, 1997, the date on which the Company acquired TEST.

(2) In June 1997, the Company's investment in PTH was distributed to its stockholders in a tax free transaction. In accordance with generally accepted accounting principles, the results of operations of PTH are accounted for as discontinued operations for all periods presented. Accordingly, the net income of PTH is excluded from income (loss) from continuing operations in the Company's income statements for the periods presented. The results of operations of PTH are presented as income from operations of discontinued operations and gain on disposal of PTH division in the Company's income statements for the periods presented. In addition, the net assets of PTH are included as a separate line item in the Company's balance sheets for the periods presented.

(3) The Company has recorded charges of (i) $670,000 in fiscal 1993 for severance compensation and related benefits associated with employees terminated in a restructuring of Company operations and management, (ii) $213,000 in fiscal 1994 for additional severance benefit costs related to the 1993 restructuring, (iii) $700,000 in fiscal 1994 of which $400,000 related to the planned relocation of certain administrative departments and $300,000 related to executive recruiting costs, (iv) $984,000 in fiscal 1995 consisting of relocation, severance benefits and recruiting costs related to the relocation of engineering and administrative personnel to corporate headquarters, (v) $776,000 in fiscal 1996 of which $500,000 related to the closing of the Company's Singapore operations and $276,000 related to recruiting and employee relocation expenses and (vi) $282,000 in the nine months ended December 31, 1997 related to the closing of the Company's United Kingdom operations.

(4) Pursuant to agreements relating to the acquisition of National Tank Company by the Company in 1989 from Combustion Engineering, Inc., the Company is required to provide certain health care and life insurance benefits to employees of the Company who retired prior to June 21, 1989. These agreements provide that the Company's annual cash costs of these benefits are reimbursed by the seller through June 21, 1999 to the extent that they exceed on an annual basis the lesser of one-third of the cash costs in that year or $755,000 (as adjusted for inflation). For the fiscal years ended March 31, 1996 and 1997, the Company's aggregate cash costs of these benefits were $1,632,000 and $1,659,000, respectively, of which $1,148,000 and $1,149,000, respectively, were reimbursed. Based on preliminary estimates, management believes that any loss from revaluation of postretirement liability for the nine months ended December 31, 1997 will not be significant. Commencing June 22, 1999, the Company will no longer be reimbursed for any portion of these cash costs. The Company currently plans to fund the cash requirements related to these retired employee benefits on a current basis.

    In 1989, the Company recorded as an expense the estimated liability, discounted to present value, of the unreimbursable cost of these benefits. This liability is evaluated annually by an actuarial firm for changes in plan experience factors, health care cost trends and long-term interest rates. The Company has elected to recognize gains and losses from such evaluations immediately and reports them separately in its consolidated statements of operations as gain or loss on revaluation of postretirement employee liability. See "Risk Factors -- Uncertainty of Postretirement Benefit Obligations" for further information regarding these obligations.

(5) In fiscal 1995, the Company sold a portion of its interest in APH for a gain of $10,124,000. In fiscal 1996, the Company completed the sale of its remaining interest in APH for a gain of $6,320,000. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- History of the Company."

(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") consists of income (loss) from continuing operations plus (i) interest expense, less interest income, (ii) income tax expense and (iii) depreciation and amortization. The Company believes that EBITDA is a meaningful measure of its continuing operating performance; however, EBITDA is not a measurement presented in accordance with generally accepted accounting principles and should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies.

(7) Adjusted EBITDA consists of EBITDA plus (i) restructuring expense, (ii) interest cost on post-retirement liability, (iii) revaluation loss on postretirement liability, (iv) loss on investment and (v) EBITDA of TEST as if such entity had been included in the consolidated results of the Company over the entire period, less (i) EBITDA from the operations of terminated subsidiaries

    (NATCO-UK, NATCO-Singapore and NANA TEST), (ii) revaluation gain on postretirement liability and (iii) gain on investment. The Company believes that Adjusted EBITDA is a meaningful measure of its operating performance; however, Adjusted EBITDA is not a measurement presented in accordance with generally accepted accounting principles and should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, Adjusted EBITDA is not comparable to similarly titled measures reported by other companies.

(8) Includes current portion of long-term debt and revolving lines of credit.

               UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited condensed pro forma financial statements consist of unaudited statements of operations for the fiscal year ended March 31, 1997 and the nine months ended December 31, 1997 and the unaudited balance sheet as of December 31, 1997 and related notes. The unaudited condensed pro forma financial statements give effect to (i) the acquisition of TEST as if such transaction had occurred on April 1, 1996 for the pro forma statement of operations, (ii) the
Cynara Acquisition, (iii) the issuance of           shares of Common Stock in
the Offering and the use of the proceeds thereof and (iv) the exchange of subordinated notes into Common Stock as if the transactions described in (ii),
(iii) and (iv) had occurred on April 1, 1996 for the pro forma statement of operations and December 31, 1997 for the pro forma balance sheet.

     The historical data of the Company for the fiscal year ended March 31, 1997 have been derived from the Company's audited consolidated financial statements. The historical data of TEST and Cynara for the fiscal year ended March 31, 1997 have been derived from their unaudited monthly financial statements for the twelve months ended March 31, 1997. The historical data of the Company for the nine months ended December 31, 1997 have been derived from the unaudited consolidated financial statements of the Company, which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for such period. The historical data of TEST and Cynara for the nine months ended December 31, 1997 have been derived from their unaudited monthly financial statements for the nine months ended December 31, 1997.

     The unaudited condensed pro forma financial statements are based on assumptions and include adjustments as explained in the notes thereto. The unaudited condensed pro forma financial statements are not necessarily indicative of the actual financial results if the transactions described in the preceding paragraph had been effective on and as of the dates indicated and should not be indicative of operations in future periods or as of future dates. The unaudited condensed pro forma financial statements should be read in conjunction with the notes thereto and the historical audited and unaudited consolidated financial statements of the Company, Cynara and TEST and the notes thereto included elsewhere in this Prospectus.

                                NATCO GROUP INC.

            UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS(1)
                    FOR THE FISCAL YEAR ENDED MARCH 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           PRO FORMA
                                         HISTORICAL   TEST(2)   CYNARA   ADJUSTMENTS(3)     PRO FORMA
Revenues...............................   $126,657    $52,044   $6,610      $    --         $185,311
Cost of goods sold.....................     99,984     42,928    3,025           --          145,937
                                          --------    -------   ------      -------         --------
Gross profit...........................     26,673      9,116    3,585           --           39,374
Selling, general and administrative
  expense..............................     22,051      6,574    1,851       (1,417)(a)       29,059
Restructuring charge...................         21         --       --           --               21
Depreciation and amortization
  expense..............................        862        458      698          579(b)         2,597
Interest expense.......................      1,861        224      508       (2,346)(c)          247
Interest cost on postretirement
  liability............................        957         --       --           --              957
Revaluation loss on postretirement
  benefit liability....................      1,466         --       --           --            1,466
Interest income........................       (116)        --      (4)           --             (120)
                                          --------    -------   ------      -------         --------
Income (loss) from continuing
  operations before income taxes.......       (429)     1,860      532        3,184            5,147
Income tax provision...................         59        886       --        1,632(d)         2,577
                                          --------    -------   ------      -------         --------
Income (loss) from continuing
  operations...........................   $   (488)   $   974   $  532      $ 1,552         $  2,570
                                          ========    =======   ======      =======         ========
Basic earnings per share from
  continuing operations................   $  (0.08)
Diluted earnings per share from
  continuing operations................   $  (0.08)
Basic weighted average number of shares
  of common stock......................      6,032
Diluted weighted average number of
  shares of common stock...............      6,371

      See accompanying notes to unaudited pro forma financial statements.

                                NATCO GROUP INC.

            UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS(1)
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           PRO FORMA
                                      HISTORICAL   TEST(2)   CYNARA(A)   ADJUSTMENTS(3)      PRO FORMA
Revenues............................   $146,653    $11,861    $16,054        $   --          $174,568
Cost of goods sold..................    116,153      9,155      9,475            --           134,783
                                       --------    -------    -------        ------          --------
Gross profit........................     30,500      2,706      6,579            --            39,785
Selling, general and administrative
  expense...........................     21,302      1,910      3,136          (682)(a)        25,666
Restructuring charges...............        282         --         --            --               282
Depreciation and amortization
  expense...........................        909        111        934           433(b)          2,387
Interest expense....................      2,180         --      1,064        (3,024)(c)           220
Interest cost on postretirement
  liability.........................        786         --         --            --               786
Interest income.....................        (96)        --       (92)            --              (188)
                                       --------    -------    -------        ------          --------
Income (loss) from continuing
  operations before income taxes....      5,137        685      1,537         3,273            10,632
Income tax provision................        718        370          0         1,992(d)          3,080
                                       --------    -------    -------        ------          --------
Income from continuing operations...   $  4,419    $   315    $ 1,537        $1,281          $  7,552
                                       ========    =======    =======        ======          ========
Basic earnings per share from
  continuing operations.............   $   0.59
Diluted earnings per share from
  continuing operations.............   $   0.56
Basic weighted average number of
  shares of common stock............      7,451
Diluted weighted average number of
  shares of common stock............      7,895

      See accompanying notes to unaudited pro forma financial statements.

                                NATCO GROUP INC.

                 UNAUDITED CONDENSED PRO FORMA BALANCE SHEET(1)
                            AS OF DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                 PRO FORMA
                                                      HISTORICAL   CYNARA(A)   ADJUSTMENTS(3)         PRO FORMA
                       ASSETS
Current assets:
  Cash and cash equivalents.........................   $ 1,447      $ 2,556       $ (7,500)(a)        $  3,302
                                                                                    41,315(b)
                                                                                   (32,111)(c)
                                                                                    (2,405)(d)
  Restricted cash...................................       551          262             --                 813
  Trade accounts receivable, net of allowance for
    doubtful accounts...............................    47,363          968             --              48,331
  Inventories.......................................    19,507        2,632             --              22,139
  Deferred income tax benefits......................     3,181           --             --               3,181
  Prepaid expenses and other current assets.........     2,730          211            200(e)            2,741
                                                       -------      -------       --------            --------
         Total current assets.......................    74,779        6,629           (901)             80,507
                                                       -------      -------       --------            --------
  Property, plant and equipment, net................     9,133        8,798             --              17,931
  Cost in excess of fair value of net assets
    acquired........................................     6,036           --         17,275(a)           23,311
  Deferred income tax benefits......................     5,874           --             --               5,874
  Other assets, net.................................       921          145             --               1,066
                                                       -------      -------       --------            --------
         Total assets...............................   $96,743      $15,572       $ 16,374            $128,689
                                                       =======      =======       ========            ========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt............   $ 1,680        1,300         (2,729)(c)        $    251
  Revolving credit bank loan........................     5,914           --         (2,880)(c)           3,034
  Accounts payable..................................    20,444        1,837             --              22,281
  Accrued expenses and other........................    16,119        2,143           (694)(d)          17,568
  Customer advances.................................     1,174          236             --               1,410
  Income taxes payable..............................     2,010           --             --               2,010
                                                       -------      -------       --------            --------
         Total current liabilities..................    47,341        5,516         (6,303)             46,554
                                                       -------      -------       --------            --------
  Long-term debt, excluding current installments....    28,920        7,138        (26,502)(c)           1,624
                                                                                    (7,932)(f)
  Postretirement benefit liability..................    15,012           --             --              15,012
                                                       -------      -------       --------            --------
         Total liabilities..........................    91,273       12,654        (40,737)             63,190
                                                       -------      -------       --------            --------
Stockholders' equity:
  Common stock, $.01 par value per share............        50           --             73(a)(b)(f)        123
  Additional paid-in capital........................    18,962        1,659          9,749(a)           79,570
                                                                                    41,282(b)
                                                                                     7,918(f)
  Accumulated deficit...............................    (8,024)       1,259         (1,911)(d)(e)       (8,676)
  Treasury stock, 470,188 shares at cost............    (4,350)          --             --              (4,350)
  Cumulative translation adjustments................    (1,168)          --             --              (1,168)
                                                       -------      -------       --------            --------
         Total stockholders' equity.................     5,470        2,918         57,111              65,499
                                                       -------      -------       --------            --------
         Total liabilities and stockholders'
           equity...................................   $96,743      $15,572       $ 16,374            $128,689
                                                       =======      =======       ========            ========

      See accompanying notes to unaudited pro forma financial statements.

                                NATCO GROUP INC.

          NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(1) BASIS OF PRESENTATION

     The following sets forth the assumptions used in preparing the Company's unaudited condensed pro forma balance sheet as of December 31, 1997 and unaudited condensed pro forma statements of operations for the fiscal year ended March 31, 1997 and for the nine months ended December 31, 1997.

     The unaudited condensed pro forma financial data should be read in conjunction with (i) the consolidated financial statements of the Company as of and for the fiscal year ended March 31, 1997 and as of and for the nine months ended December 31, 1997 (unaudited) and the notes thereto included elsewhere in the Prospectus, (ii) the financial statements of TEST as of and for the year ended December 31, 1996 and as of and for the six months ended June 30, 1997 (unaudited) and the notes thereto, included elsewhere in the Prospectus and
(iii) the financial statements of Cynara as of and for the year ended December 31, 1997 and the notes thereto included elsewhere in the Prospectus. Pro forma financial data are not necessarily indicative of future operations of the Company. Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules of the Securities and Exchange Commission (the "Commission").

(2) RESULTS OF TEST

     The statement of operations data for TEST represents results of operations for the four quarters ended March 31, 1997 and for the quarter ended June 30, 1997 prior to its acquisition by the Company.

(3) ADJUSTMENTS TO THE HISTORICAL FINANCIAL STATEMENTS

     The unaudited condensed pro forma financial statements give effect to (i) the acquisition of TEST, (ii) the Cynara Acquisition, (iii) the issuance of an aggregate of 1,479,258 shares of Common Stock to Capricorn I and Capricorn II pursuant to the Securities Exchange Agreement and (iv) the issuance of shares of Common Stock in the Offering and the use of the proceeds thereof, as if all such transactions had occurred on April 1, 1996 for the pro forma statement of operations and give effect to the transactions described in clauses (ii) and (iii) as if they had occurred on December 31, 1997 for the pro forma balance sheet.

     The following assumptions and pro forma adjustments have been made with respect to the historical financial statements of the Company:

  STATEMENT OF OPERATIONS

          (a) To reflect elimination of management fees paid and corporate overhead charged to the Company, Cynara and TEST, in the amount of $350, $124 and $943, respectively for the fiscal year ended March 31, 1997 and $125, $290 and $267, respectively for the nine months ended December 31, 1997.

          (b) To reflect additional goodwill amortization recorded in the acquisition of Cynara and TEST of $432 and $147, respectively, for the fiscal year ended March 31, 1997 and $324 and $109, respectively, for the nine months ended December 31, 1997 amortized over a 40-year period.

          (c) To reflect the elimination of interest on the U.S. Credit Facility and the Cynara Credit Facility as a result of repayment of an aggregate of $32,111 of principal under such facilities and the conversion of $7,900 in subordinated notes held by Capricorn I and Capricorn II to equity. See "Certain Transactions -- Securities Transactions."

          (d) To reflect income tax effects of adjustments at a rate of 38%, which does not include benefit for goodwill amortization. To also reflect income taxes for Cynara (an S corporation) at a rate of 38%.

                                NATCO GROUP INC.

          NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  BALANCE SHEET

          (a) To reflect the consummation of the Cynara Acquisition; assumes that the purchase price will be funded by the issuance of Common Stock and the payment of $7,500 in cash. Goodwill of $17,275 was attributable to this transaction and will be amortized over a 40-year period. Goodwill related to the Cynara Acquisition is subject to increase by up to $12,694 based on the results of an earnout under the Cynara Acquisition Agreement. See "The Cynara Acquisition."

          (b) To reflect the sale by the Company of      shares of Common Stock
     in the Offering at an assumed offering price of $     per share and the
     related costs thereof.

          (c) To reflect the repayment of $32,111 of outstanding borrowings under the U.S. Credit Facility and the Cynara Credit Facility.

          (d) To reflect non-recurring compensation expense to certain TEST employees and the Chief Executive Officer of the Company related to the Offering. Such expense will be recognized in the quarter in which the Offering is consummated. See "Management -- Employment Agreement."

          (e) To reflect a reduction in the expected amount of the receivable from Capricorn Management (as defined herein).

          (f) To reflect the exchange of the Company's subordinated notes held by Capricorn I and Capricorn II for 1,479,258 shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORY OF THE COMPANY

     The Company was incorporated in 1988 by Capricorn I. Capricorn I led a group of investors in acquiring all the outstanding capital stock of the Company by investing sufficient funds in the Company to enable the Company to acquire National Tank Company in 1989 from Combustion Engineering, Inc. for cash. National Tank Company is now the Company's principal subsidiary.

     Concurrently with the acquisition of National Tank Company, the Company also acquired all the outstanding capital stock of W.S. Tyler Incorporated ("Tyler") and American Premier, Inc. ("API"). In 1992, the Company formed APH and caused API to be merged with a subsidiary of APH. The Company disposed of its interests in APH in a series of transactions from 1993 through 1996.

     In 1992, the Company formed Process Technology Holdings, Inc. ("PTH") and contributed to it all the outstanding capital stock of Tyler. During 1992, the Company sold 5% of its equity interest in PTH. In June 1997, the Company, in connection with a financing transaction effected to provide funds for, among other things, the acquisition of TEST (the "1997 Financing"), distributed all the outstanding capital stock of PTH then owned by it to Capricorn I.

     In December 1991, Capricorn I loaned the Company approximately $5.0 million and received in exchange certain subordinated promissory notes. During the period prior to June 1997, the maturities of these subordinated promissory notes were extended. In connection with the distribution of the capital stock of PTH in June 1997, PTH, with the consent of Capricorn I, assumed a portion of the Company's obligations under these notes. In connection with the 1997 Financing, the Company refinanced the balance of the subordinated promissory notes by issuing in exchange therefor $5.1 million in principal amount of a 13% Subordinated Promissory Note (the "Cap I Note").

     During the period from June 1989 through January 1997, the Common Stock owned by each investor other than Capricorn I was acquired by either Capricorn I or the Company, with the result that at the end of January 1997 Capricorn I was the Company's sole stockholder.

     During 1996, the Company formed NATCO Holdings, Inc. ("NHI") and contributed its investment in National Tank Company to NHI. Prior to the creation of NHI, NATCO-Singapore Pte Ltd. ("NATCO-Singapore") and NATCO-(UK) Ltd ("NATCO-UK") were subsidiaries of NATCO. Subsequent to the formation of NHI, these entities were no longer subsidiaries of NATCO but were consolidated at the NHI level. NHI remains wholly-owned by the Company.

     The Company in 1996 and 1997 began the termination of the operations of two of its overseas subsidiaries, NATCO-Singapore and NATCO-UK. These subsidiaries experienced high overhead costs, insufficient workloads and, in some instances, significant losses on large projects. The operations of NATCO-Singapore have been completely terminated. The operations of NATCO-UK have been significantly reduced, and the Company is continuing to wind down its affairs.

     In connection with the 1997 Financing, Capricorn II invested $13.0 million to acquire $2.4 million in principal amount of a 13% Subordinated Promissory Note due 2000 (the "Cap II Note") and 2,113,334 shares of Common Stock. The Company used the proceeds from the sale of these securities, together with borrowings under the U.S. Credit Facility, to acquire all the outstanding capital stock of TEST. The Company has consolidated the results of operations of TEST with those of the Company since the date of acquisition under the purchase method of accounting for business combinations.

     In March 1998, the Company entered into a Securities Exchange Agreement with Capricorn I and Capricorn II pursuant to which the Company will issue 1,010,333 shares and 468,925 shares of Common Stock to Capricorn I and Capricorn II, respectively, in exchange for the surrender for cancellation of the Cap I Note and the Cap II Note. This exchange is required to be effected immediately prior to the commencement of the Offering.

     Also in March 1998, the Company entered into the Cynara Acquisition Agreement pursuant to which Cynara will be merged with and into a subsidiary of the Company in exchange for cash, the repayment of debt, shares of Common Stock and a right to receive additional Common Stock under certain circumstances. Under the Cynara Acquisition Agreement, the Cynara Acquisition is to be effected concurrently with the closing of the Offering. After the Cynara Acquisition, the Company will consolidate the results of operations of Cynara with those of the Company from the date of acquisition under the purchase method of accounting for business combinations. See "The Cynara Acquisition."

OVERVIEW

     The Company is a holding company and substantially all its operations are conducted through wholly owned subsidiaries, including National Tank Company and TEST. Products and services provided by the Company in the United States are classified into three primary categories based on the degree of engineering, design and customization provided, the size and scope of the project and the organization used to market its products and services. These categories include
(i) traditional production equipment and services (including the refurbishment of used equipment), (ii) engineered systems and (iii) instrumentation and electrical control systems. The Company provides similar equipment and services in Canada and its other international operations.

     Percentage of Completion. Revenues from significant contracts (contracts greater than $250,000 and longer than four months in duration) and all I&E contracts and orders are recognized on the percentage of completion method. Revenues and profits on other sales are recorded as shipments are made. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs. For fixed price engineered systems contracts in the United States, the Company defers recognition of a portion of the total contract price until the contract nears completion. As a contract nears completion, deferred revenue is released and therefore additional gross profit may be recognized. If estimated total costs on any contracts or work-in-process indicate a loss, the entire loss is recognized immediately. Revenue and earnings to which the percentage of completion method applies are generally recognized over a period of two to four quarters, and the Company does not recognize holdback amounts until a project nears completion.

     Single Customer. Due to the size of certain projects undertaken by the Company there may be periods where a substantial portion of the Company's revenues are derived from a single customer or small group of customers. For the nine months ended December 31, 1997, approximately 11% of the Company's revenues were attributable to sales to BP Exploration (Alaska), Inc. A prolonged failure of any such customer or customers to fulfill contractual obligations to the Company or a termination of any such projects could materially adversely affect the Company's financial condition and results of operations.

     Postretirement Benefits. Pursuant to agreements relating to the acquisition of National Tank Company by the Company in 1989 from Combustion Engineering, Inc., the Company is required to provide certain health care and life insurance benefits to employees of National Tank Company who retired prior to June 21, 1989. These agreements provide that the Company's annual cash costs of these benefits are reimbursed by the seller through June 21, 1999 to the extent they exceed on an annual basis the lesser of one-third of the cash costs in that year or $755,000 (as adjusted for inflation). For the fiscal years ended March 31, 1996 and 1997, the Company's aggregate cash costs of these benefits were $1.6 million and $1.7 million, respectively, of which $1.1 million and $1.1 million, respectively, were reimbursed. Commencing June 22, 1999, the Company will no longer be reimbursed for any portion of these cash costs. At December 31, 1997, there were 527 retirees and surviving spouses and 337 dependents covered under such postretirement benefits obligations. No additional retirees were covered after June 21, 1989. The benefits provided for retirees and surviving spouses aged 65 or older are secondary to Medicare.

     The Company adopted Financial Accounting Standards Board No. 106, "Employer's Accounting for Post-Retirement Benefits other than Pensions," and in 1989 recorded as an expense the estimated liability, discounted to present value, of the unreimbursable cost of these benefits. This liability is evaluated annually by an actuarial firm for changes in plan experience factors, health care cost trends and long term interest rates. The Company has elected to recognize gains and losses from such evaluations immediately and reports them separately in its consolidated statements of operations as gain or loss on revaluation of postretirement employee liability. The Company reported a gain of $4.8 million for fiscal 1995 and losses of $2.3 million and $1.5 million for fiscal 1996 and 1997, respectively.

     Although the Company believes that the actuarial assumptions used in adjusting the liability are reasonable, there can be no assurance that the costs of the actual benefits will not exceed those projected or that future actuarial assessments of the extent of those costs will not exceed or significantly exceed the current assessment. Under such circumstances, the adjustments required to be made to the Company's recorded liability for such benefits could have a material adverse effect on the Company's results of operations and financial condition.

     Distribution of PTH. In July 1997, the Company's investment in PTH was distributed to its stockholders in a tax-free transaction. In accordance with generally accepted accounting principles, the results of operations of PTH are accounted for as discontinued operations for all periods presented. Accordingly, the net income of PTH is excluded from income (loss) from continuing operations in the Company's income statements for the periods presented. The results of operations of PTH are presented as income from operations of discontinued operations and gain on disposal of PTH division in the Company's income statements for the periods presented. In addition, only the net assets of PTH are included in the Company's balance sheets and identified as net assets of discontinued operations for the periods presented.

RESULTS OF OPERATIONS

                                                                                              NINE MONTHS ENDED
                                              YEAR ENDED MARCH 31,                               DECEMBER 31,
                             ------------------------------------------------------   ----------------------------------
                                   1995               1996               1997              1996               1997
                                                               (DOLLARS IN THOUSANDS)            (UNAUDITED)
Revenues...................  $109,909   100.0%  $112,724   100.0%  $126,657   100.0%  $91,375   100.0%  $146,653   100.0%
Cost of goods sold.........    88,229    80.3     91,258    81.0     99,984    78.9    71,070    77.8    116,153    79.2
                             --------   -----   --------   -----   --------   -----   -------   -----   --------   -----
Gross profit...............    21,680    19.7     21,466    19.0     26,673    21.1    20,305    22.2     30,500    20.8
Selling, general and
  administrative expense...    22,483    20.5     21,754    19.3     22,051    17.4    16,230    17.8     21,302    14.5
Restructuring charges......       984     0.9        776     0.7         21      --       182     0.2        282     0.2
Depreciation and
  amortization expense.....       903     0.8        731     0.7        862     0.7       573     0.6        909     0.6
Interest expense...........     3,358     3.0      2,422     2.1      1,861     1.4     1,422     1.6      2,180     1.5
Interest cost on
  postretirement benefit
  liability................     1,064     1.0        932     0.8        957     0.8       676     0.7        786     0.5
Revaluation (gain) loss on
  postretirement benefit
  liability................    (4,781)   (4.4)     2,273     2.0      1,466     1.2        --      --         --      --
Interest income............    (1,692)   (1.5)      (336)   (0.3)      (116)   (0.1)      (89)   (0.1)       (96)     --
Gain on investment.........   (10,124)   (9.2)    (6,320)   (5.6)        --      --        --      --         --      --
                             --------   -----   --------   -----   --------   -----   -------   -----   --------   -----
Income (loss) from
  continuing operations
  before income taxes......     9,485     8.6       (766)   (0.7)      (429)   (0.3)    1,311     1.4      5,137     3.5
Income tax provision
  (benefit)................     4,495     4.1       (430)   (0.4)        59     0.1       551     0.6        718     0.5
                             --------   -----   --------   -----   --------   -----   -------   -----   --------   -----
Income (loss) from
  continuing operations....     4,990     4.5       (336)   (0.3)      (488)   (0.4)      760     0.8      4,419     3.0
Income from discontinued
  operations, net of income
  tax......................       331     0.3        811     0.7      1,100     0.9       565     0.6        767     0.5
Gain on disposal of
  division, net of income
  tax......................        --      --         --      --      4,788     3.8        --      --         --      --
                             --------   -----   --------   -----   --------   -----   -------   -----   --------   -----
Net income.................  $  5,321     4.8%  $    475     0.4%  $  5,400     4.3%  $ 1,325     1.4%  $  5,186     3.5%
                             ========   =====   ========   =====   ========   =====   =======   =====   ========   =====

  NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996

     Revenues. Revenues for the nine months ended December 31, 1997 increased $55.3 million, or 60%, to $146.7 million from $91.4 million for the nine months ended December 31, 1996. Of this increase, $22.0 million was attributable to the inclusion of the results of TEST in the Company's results for the last six months of 1997, $16.2 million was attributable to increased revenues from traditional equipment and services in the United States and the remainder was attributable to increases in revenues from Canadian operations, a significant portion of which was due to a substantial engineered systems project for BP Exploration (Alaska), Inc.

     Gross Profit. Gross profit for the nine months ended December 31, 1997 increased $10.2 million, or 50%, to $30.5 million from $20.3 million for the nine months ended December 31, 1996 primarily due to the increases in revenues discussed above. As a percentage of revenues, gross profits decreased from 22.2% for the nine months ended December 31, 1996 to 20.8% for the nine months ended December 31, 1997.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased $5.1 million, or 31%, to $21.3 million for the nine months ended December 31, 1997 from $16.2 million for the nine months ended December 31, 1996. Of this increase, $3.0 million was attributable to the inclusion of the results of TEST and the remainder was primarily attributable to increased expenses associated with the increase in volume in the Company's business.

     Restructuring Charges. Restructuring charges increased $100,000, or 55%, to $282,000 for the nine months ended December 31, 1997 from $182,000 for the nine months ended December 31, 1996. The 1997 restructuring charge related to the closing of the Company's United Kingdom subsidiary. The 1996 restructuring charge related to recruiting and employee relocation expenses.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $336,000, or 59%, to $909,000 for the nine months ended December 31, 1997 from $573,000 for the nine months ended December 31, 1996 primarily as a result of additional depreciation related to the assets of TEST that were included in the Company's results in 1997.

     Interest Expense. Interest expense increased $758,000, or 53%, to $2.2 million for the nine months ended December 31, 1997 from $1.4 million for the nine months ended December 31, 1996 primarily as a result of increased debt incurred in connection with the acquisition of TEST.

     Interest Cost on Postretirement Benefit Liability. Interest cost on postretirement benefit liability expense increased $110,000, or 16%, to $786,000 for the nine months ended December 31, 1997 from $676,000 for the nine months ended December 31, 1996 due to increased amortization resulting from an upward revaluation of the postretirement benefit liability based on revised actuarial assumptions at March 31, 1997.

     Income from Continuing Operations. Income from continuing operations increased $3.7 million, or 481%, to $4.4 million for the nine months ended December 31, 1997 from $760,000 for the nine months ended December 31, 1996, primarily as a result of the inclusion of results of operations of TEST for the six months ended December 31, 1997 and increases in gross profit combined with a lower effective tax rate.

     Income from Discontinued Operations. Income from discontinued operations of $767,000 for the nine months ended December 31, 1997 represented income from PTH, an affiliate of the Company, the stock of which was distributed to the Company's stockholders in June 1997.

     Net Income. Net income increased by $3.9 million, or 291%, to $5.2 million for the nine months ended December 31, 1997 from $1.3 million for the same period in 1996 primarily as a result of the factors discussed above.

  FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

     Revenues. Revenues increased $13.9 million, or 12%, to $126.7 million for the fiscal year ended March 31, 1997 from $112.7 million for the fiscal year ended March 31, 1996 primarily as a result of increased revenues in both the Company's engineered systems and traditional equipment and services business in the United States and in its Canadian operations, partially offset by decreases in revenues by its United Kingdom and Singapore operations that were winding down their operations.

     Gross Profit. Gross profit increased $5.2 million, or 24%, to $26.7 million for the fiscal year ended March 31, 1997 from $21.5 million for the fiscal year ended March 31, 1996 primarily due to the increases in revenues discussed above. As a percentage of revenues, gross profit increased from 19.0% for fiscal 1996 to

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

21.1% for fiscal 1997 primarily as a result of the wind-down of the Company's unprofitable United Kingdom and Singapore operations in fiscal 1997, offset in part by lower margins in the Company's engineered systems business in the United States.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased $297,000, or 1%, to $22.1 million for the fiscal year ended March 31, 1997 from $21.8 million for the fiscal year ended March 31, 1996.

     Restructuring Charges. Restructuring charges decreased by $755,000, or 97%, to $21,000 for the fiscal year ended March 31, 1997 from $776,000 for the fiscal year ended March 31, 1996. Of the $776,000 in fiscal 1996, $500,000 related to the closing of the Company's Singapore operations and $276,000 related to recruiting and employee relocation expenses.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $131,000, or 18%, to $862,000 for the fiscal year ended March 31, 1997 from $731,000 for the fiscal year ended March 31, 1996 primarily due to increased investment in manufacturing facilities.

     Interest Expense. Interest expense decreased $561,000, or 23%, to $1.9 million in fiscal 1997 from $2.4 million in fiscal 1996 primarily as a result of interest savings from the retirement of certain subordinated debt of the Company.

     Revaluation Loss on Postretirement Benefit Liability. The Company's revaluation of postretirement benefit liability increased $1.5 million for the fiscal year ended March 31, 1997 from the fiscal year ended March 31, 1996 primarily as a result of increases in the level of medical claims used in the actuarial calculations.

     Interest Income. Interest income decreased by $220,000, or 66%, to $116,000 for the year ended March 31, 1997 from $336,000 for the year ended March 31, 1996. The interest income in fiscal 1996 was due primarily to APH debt obligations to the Company that were retired in fiscal 1996.

     Gain on Investment. There was no gain on investment for the year ended March 31, 1997. For the year ended March 31, 1996, the Company recognized a $6.3 million gain from the sale of its remaining 25% interest in APH, a previously affiliated company.

     Income (Loss) from Continuing Operations. Loss from continuing operations increased $152,000 to a loss of $488,000 for the fiscal year ended March 31, 1997 from a loss of $336,000 for the fiscal year ended March 31, 1996 primarily as a result of $6.3 million of gains in the prior year which did not recur in the year ended March 31, 1997, partially offset by an increase in gross profit, as discussed above.

     Income from Discontinued Operations. Income from discontinued operations increased $5.1 million, or 626%, to $5.9 million for the fiscal year ended March 31, 1997 from $811,000 for the fiscal year ended March 31, 1996 primarily due to a gain on the sale of a division by PTH.

     Net Income. Net income increased $4.9 million, or 1,037%, to $5.4 million for the fiscal year ended March 31, 1997 from $475,000 for the fiscal year ended March 31, 1996 primarily as a result of the factors discussed above.

  FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

     Revenues. Revenues increased $2.8 million, or 3%, to $112.7 million in fiscal 1996 from $109.9 million in fiscal 1995 primarily as a result of increased revenues from the sale of engineered systems and traditional equipment and services in the United States partially offset by decreased revenues from the Company's United Kingdom and Canadian operations.

     Gross Profit. Gross profit decreased $214,000, or 1%, to $21.5 million in fiscal 1996 from $21.7 million in fiscal 1995 primarily due to decreases in margins of the Company's United Kingdom and Singapore operations. As a percentage of revenues, gross profit decreased from 19.7% for fiscal 1995 to 19.0% for fiscal 1996.

     Restructuring Charges. Restructuring charges decreased by $208,000, or 21%, to $776,000 for the fiscal year ended March 31, 1996 from $984,000 for the fiscal year ended March 31, 1995. Restructuring charges for the fiscal year ended March 31, 1996 related to the closing of the Company's Singapore operations and recruiting and employee relocation expenses. Restructuring charges for the fiscal year ended March 31, 1995 consisted of relocation, severance benefits and recruiting costs related to the relocation of the Company's administrative and international sales and engineering personnel to corporate headquarters in Houston, Texas.

     Selling, General and Administrative Expense. Selling, general and administrative expense decreased $729,000, or 3%, to $21.8 million in fiscal 1996 from $22.5 million in fiscal 1995 primarily as a result of decreased activity by the Company's United Kingdom and Singapore operations.

     Depreciation and Amortization Expense. Depreciation and amortization expense decreased $172,000, or 19% to $731,000 for the fiscal year ended March 31, 1996 from $903,000 for the fiscal year ended March 31, 1995, due to a decrease in deferred loan cost and amortization.

     Interest Income. Interest income decreased $1.4 million, or 82%, to $336,000 for the year ended March 31, 1996 from $1.7 million for the year ended March 31, 1995. The decrease primarily related to the higher balance owed to the Company in the fiscal year ended March 31, 1995 from APH, a previously affiliated company.

     Gain on Investment. For the fiscal year ended March 31, 1996, the Company recognized a gain of $6.3 million from the sale of its remaining 25% interest in APH, a previously affiliated company. The Company recognized a gain of $10.1 million for the fiscal year ended March 31, 1995 as a result of the Company's sale of 50% of its ownership in APH.

     Interest Cost on Postretirement Benefit Liability. Interest cost on postretirement benefit liability decreased by $132,000, or 12%, to $932,000 for the fiscal year ended March 31, 1996 from $1.1 million for the fiscal year ended March 31, 1995. This was due to a decrease in the postretirement benefit obligation during the fiscal year ended March 31, 1995.

     Revaluation Loss on Postretirement Benefit Liability. The Company's revaluation loss of postretirement benefit liability increased $2.3 million for the fiscal year ended March 31, 1996 from the fiscal year ended March 31, 1995 primarily as a result of decreases in the discount rate used in the actuarial calculations.

     Interest Expense. Interest expense decreased $936,000, or 28%, to $2.4 million in fiscal 1996 from $3.4 million in fiscal 1995 as a result of interest savings from the retirement by the Company of a portion of certain subordinated debt in 1995.

     Interest Income. Interest income decreased $1.4 million, or 80%, to $336,000 in the fiscal year ended March 31, 1996 from $1.7 million in the fiscal year ended March 31, 1995 as a result of principal payments received on notes receivable by APH.

     Income (Loss) from Continuing Operations. Loss from continuing operations was $336,000 for the fiscal year ended March 31, 1996 as compared to income from continuing operations of $5.0 million for the fiscal year ended March 31, 1995 as a result of decreased gains on investment, unfavorable changes in the retiree medical valuation and decreases in gross profit as discussed above.

     Net Income. Net income decreased $4.8 million, or 91%, to $475,000 for the fiscal year ended March 31, 1996 from $5.3 million for the fiscal year ended March 31, 1995 primarily as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Since the acquisition of National Tank Company, Tyler and API in 1989, the Company has utilized primarily cash flow from operations, borrowings, capital contributions by Capricorn I and Capricorn II and proceeds from the sale of APH to fund its operations, capital expenditures, acquisitions and working capital requirements. As of December 31, 1997, the Company had cash and working capital of $1.4 million and $27.4 million, respectively. As of December 31, 1997, on a pro forma basis, the Company would have had cash and working capital of $3.3 million and $34.0 million, respectively.

     The primary uses of cash by the Company are working capital, capital expenditures and acquisitions. The Company's cash sources are cash provided by operations, cash provided by investing activities and cash provided by financing activities. To the extent that the Company's cash requirements for working capital, capital expenditures and acquisitions are greater than the amount of cash provided by operations and investing activities, the Company must finance its cash requirements, primarily through debt and equity financing activities.

     Net cash provided by (used in) operating activities for the fiscal years ended March 31, 1995, 1996 and 1997 was $(5.2) million, $(5.4) million and $(3.6) million, respectively, and $(3.5) million and $(4.0) million for the nine months ended December 31, 1996 and 1997, respectively.

     Net cash provided by (used in) investing activities for fiscal years ended March 31, 1995, 1996 and 1997 was $15.5 million, $9.5 million and $(798,000), respectively. The decreases in fiscal 1996 and fiscal 1997 were due to decreases in proceeds from sale of investments which were $17.8 million, $10.3 million and $0 in fiscal 1995, 1996 and 1997, respectively. Net cash provided by (used in) investing activities for the nine months ended December 31, 1996 and 1997 was $(468,000) and $(20.8) million, respectively. The increase in net cash used in investing activities during the nine months ended December 31, 1997 was due to the acquisition of TEST which required $21.1 million of cash.

     Net cash provided by (used in) financing activities was $(8.5) million, $(6.7) million and $3.6 million in fiscal 1995, 1996 and 1997, respectively. The decreases in net cash used in financing activities during such periods were the result of decreased repayments of long-term debt. Net cash provided by (used in) financing activities for the nine months ended December 31, 1996 and 1997 was $2.4 million and $25.4 million, respectively. The increase in net cash provided by financing activities during the nine months ended December 31, 1997 was due to the issuance of $10.6 million of Common Stock and net borrowings of $10.3 million to finance the acquisition of TEST.

     The Company has three credit facilities, the U.S. Credit Facility, the Canadian Credit Facility and the EXIM Credit Facility. The U.S. Credit Facility provides for up to $10.0 million of borrowings under term loans and up to $18.0 million of borrowings under revolving loans, subject to borrowing base limitations. As of December 31, 1997, the Company had $9.6 million of borrowings outstanding under the term loans and $11.2 million of borrowings outstanding under the revolving loans. The term loans under the U.S. Credit Facility mature in 2002 and the revolving loans mature in 2000. The Canadian Credit Facility provides for aggregate borrowings of Cdn. $10.0 million, subject to borrowing base limitations, of which Cdn. $3.0 million was outstanding as of December 31, 1997. The Canadian Credit Facility is repayable upon demand. The EXIM Credit Facility provides for aggregate borrowings of $5.0 million, subject to borrowing base limitations, of which $17,000 was outstanding as of December 31, 1997. The EXIM Credit Facility matures on June 30, 1998. See "Description of Bank Credit Facilities."

     All outstanding borrowings under the U.S. Credit Facility, the EXIM Credit Facility and the Cynara Credit Facility will be paid from the net proceeds of the Offering and, after giving effect to the Cynara Acquisition, the Offering and the use of proceeds thereof, the Company's long-term debt at December 31, 1997 would have been approximately $4.9 million. Approximately $2.4 million of the proceeds of the Offering will be used to pay deferred compensation to certain TEST employees and a one-time cash bonus to the Chief Executive Officer of the Company pursuant to his employment agreement. Such expense will be recognized in the quarter in which the Offering is consummated. See
"Management -- Employment Agreement."

     The Company estimates that its working capital requirements in fiscal 1999 will be $ million. The Company's capital expenditures generally consist of renovations and expansions of its plants, technological improvements to its management information systems and acquisitions of, and improvements to, other equipment used in its business. Upon consummation of the Offering, the Company will have approximately $18.0 million of credit available under its credit facilities for working capital, capital expenditures and acquisitions. Moreover, following consummation of the Offering, the Company will have no significant scheduled debt repayment obligations in fiscal 1999. Accordingly, the Company believes that its operating cash flow, supported by its borrowing capacity, will be adequate to fund the Company's investing activities, excluding acquisitions, throughout fiscal 1999. If the Company should determine to pursue one or more acquisition opportunities during fiscal 1999, the Company's determination as to its ability to finance the acquisitions will be a critical element of its analyses of the opportunities.

INFLATION AND CHANGES IN PRICES

     The costs of materials (e.g., steel) for the Company's products rise and fall with their value in the commodity markets. Generally, increases in raw materials and labor costs are passed on to the Company's customers.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"). SFAS 129 requires that all entities disclose in summary form within the financial statements the pertinent rights and privileges of the various securities outstanding. An entity is to disclose within the financial statements the number of shares issued upon conversion, exercise, or satisfaction or required conditions during at least the most recent annual fiscal period and any subsequent interim presented. Other special provisions apply to preferred and redeemable stock. The Company adopted SFAS 129 in the quarter ended December 31, 1997.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with other financial statements; the total or other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial position at the end of an accounting period. SFAS 130 is effective for both interim and annual periods beginning after December 15, 1997. The Company will adopt SFAS 130 in the fiscal year ending March 31, 1998.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. SFAS 131 is effective for periods beginning after December 15, 1997. The Company will adopt SFAS 131 in the fiscal year ending March 31, 1998.

YEAR 2000 MANAGEMENT INFORMATION SYSTEMS

     The Company has conducted a review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has implemented a plan to resolve the issue. The Year 2000 issue is a result of computer programs that have been written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with the upgrades to its existing software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as upgraded. The Company does not currently have any information concerning the year 2000 compliance status of its customers or vendors.

                                    BUSINESS

GENERAL

     NATCO is a leading provider of wellhead equipment, systems and services used in the production of oil and gas. The Company's production equipment and systems are primarily used at or near the wellhead to separate oil and gas within a hydrocarbon stream and to remove contaminants from the oil and gas stream. Separation and decontamination are necessary to meet the specifications of transporters and end users. The Company's products and services are used in onshore and offshore fields in most major oil and gas producing regions in the world. The Company's revenues and Adjusted EBITDA, on a pro forma basis, were approximately $185.3 million and $11.3 million, respectively, for the fiscal year ended March 31, 1997, and approximately $174.6 million and $15.9 million, respectively, for the nine months ended December 31, 1997. See "Unaudited Condensed Pro Forma Financial Statements."

     The Company designs and manufactures a diverse line of production equipment, including: (i) separators, which separate a hydrocarbon stream into oil, gas and water; (ii) dehydration and desalting units, which remove water and salt from oil and gas; (iii) heaters, which prevent solids from forming in gas and reduce the viscosity of oil; (iv) gas conditioning units, which remove carbon dioxide and other contaminants from a gas stream; (v) water filtration systems, which remove oil and contaminants from water derived from the production process; and (vi) control systems, which monitor and control production equipment.

     The Company has designed, manufactured and marketed production and equipment systems for over 70 years and believes it has the largest installed base of production equipment in the industry. The Company has developed its position as a leading provider of production equipment and services by maintaining its technological leadership, capitalizing on its strong brand name recognition and offering a broad range of products and services. The Company has utilized these strengths to enter into formal and informal alliances with certain key customers. Revenues from such alliance customers represented approximately 35% of the Company's revenues for the nine months ended December 31, 1997, on a pro forma basis.

     The Company offers its products and services either as integrated systems or individual components. The Company generally categorizes its products and services based on the degree of engineering, design and customization provided, the size and scope of the project and the organization used to market such products and services. These categories include the following:

     Traditional Production Equipment and Services. The Company designs, manufactures, refurbishes, distributes, installs and services a wide variety of new and used traditional production equipment, such as separators, dehydration units, heaters, gas conditioning units and water filtration systems. The Company sells and services both its new and refurbished traditional production equipment primarily through a network of 33 field offices in the United States and three in Canada, the largest such network in North America. The refurbishment of used equipment for resale enables the Company to reduce customers' delivery times and lower their equipment costs as compared to new equipment. The Company maintains a proprietary database of surplus production equipment in order to respond to customer requests for refurbished equipment quickly and efficiently.

     Engineered Systems. The Company provides turnkey, single source design and manufacturing of integrated production systems. Engineered systems products are typically designed and manufactured for large production development projects throughout the world and include large scale oil and gas processing trains for offshore platforms and onshore flow stations, floating production systems, oil treating and desalting facilities and large gas processing facilities. The Company's engineered systems typically require a significant amount of technology, engineering, and project management. The Company markets its engineered systems through direct sales forces based in Houston, Calgary, London, Tokyo and Caracas, augmented by independent representatives in other countries.

     Instrumentation and Electrical Control Systems. The Company designs, constructs, installs and services I&E control and safety systems and SCADA systems under its TEST brand name. Control systems monitor, control and shutdown equipment on production platforms, compressor stations and other production facilities. SCADA systems provide remote monitoring and control of equipment, production facilities, pipelines and compressors via wireless communication links. The Company markets its I&E products through a four branch network primarily in the Gulf Coast area.

THE INDUSTRY

     Demand for oil and gas production equipment and services is driven primarily by (i) levels of production of oil and gas in response to worldwide demand, (ii) the discovery of new oil and gas fields, (iii) the changing production profiles of existing fields (meaning the mix of oil, gas and water in the hydrocarbon stream and the level of contaminants therein) and (iv) the quality of new hydrocarbon production. Generally, oil and gas exploration and production companies tend to reduce exploration activity during periods of weak oil prices and demand while maintaining production activity. Accordingly, the Company believes that the production equipment and service industry tends to be characterized by more stable revenues than those of companies that primarily provide products and services to the oil and gas exploration industry. The Company also believes that, at times of stronger oil prices and demand, companies that primarily provide products and services to the oil and gas exploration industry realize increases in revenues more quickly than the production equipment and service industry. The extent to which the revenues of the production equipment and service industry increase depends upon the success of the exploration efforts and, in general, lag increased revenues in the exploration industry. These lag times can be up to several years in offshore operations but are generally shorter with respect to onshore operations. Over the last three years, worldwide oil and gas exploration and production expenditures have increased 14% annually. As a result, the Company believes that the demand for products and services from the production equipment and service industry attributable to new field discoveries will increase in the near future.

     Changing production profiles in existing fields also increase the demand for production equipment and services. As existing fields are reworked or enhanced recovery methods are employed, additional and more complex equipment may be required to produce oil and gas from such fields. This can result from a change in the mix of oil and gas produced in the field or an increase in contaminants such as water or carbon dioxide that may occur naturally over time or as a result of enhanced recovery techniques, such as waterflooding or carbon dioxide injection, that may be implemented to accelerate production or extend a field's productive life. In addition, many new oil and gas fields contain lower quality hydrocarbon streams that require more complex production equipment. Examples include carbon dioxide rich formations in West Texas and Southeast Asia and heavy crude in Western Canada and in the Orinoco Delta in Venezuela. The Company believes that these factors will result in increased demand for surface production equipment, systems and services.

STRATEGY

     The Company has achieved a 25% compounded annual growth rate in Adjusted EBITDA over the four fiscal years ended March 31, 1997, principally as a result of increasing its market penetration of the production equipment and services industry. The Company's strategy for increasing EBITDA and earnings per share in the future is to expand its existing market position and improve productivity through:

     Focusing on Customer Alliances. Exploration and production companies have reduced production costs and delivery times for oilfield equipment by establishing alliances with leading oilfield equipment and service suppliers that can provide a broad range of products and services on a cost effective and timely basis. The Company has generated substantial revenue growth and expanded its market position, principally as a result of alliances established with subsidiaries of major oil companies and large independent producers such as Amoco Production Company, BP Exploration (Alaska), Inc., Chevron Canada Resources, Mobil Oil Canada, Sonat Exploration Company and Union Pacific Resources Group Inc. The Company is actively engaged in discussions with other potential alliance customers. The Company believes its breadth of products and services, geographic scope, technological expertise and service orientation provide it with a competitive advantage in establishing such alliances.

     Providing Turnkey Integrated Systems and Solutions. The Company believes its turnkey, single source design and manufacturing capabilities enable it to reduce its customers' production equipment and systems costs and shorten delivery times. In certain applications, such as skid-mounted gas conditioning packages for offshore applications, the Company intends to increase the degree of standardization to reduce engineering costs and shorten delivery times.

     Introducing New Technologies and Products. Since its formation, the Company has developed and acquired leading technologies for the surface production equipment industry to address the market demand for increasingly sophisticated production equipment. For example, the Company developed the first high capacity oil and gas separator and the first emulsion treating system in the industry, and its electrostatic oil treating technology is the most advanced in the industry. In addition, the Company developed the industry standard separation technology on floating production vessels. Further, the Company has recently developed the EPIC(TM) , a commercial application of electrostatic technology that can extend production in oil streams that have increasing water content.

     Pursuing Complementary Acquisitions. The Company pursues complementary acquisitions that expand its ability to offer integrated production systems and leading technologies. The acquisition of Cynara will provide the Company with bulk carbon dioxide separation technology. Combined with the Company's experience with lower concentration removal processes, Cynara's membrane technology will allow the Company to provide removal solutions for the entire range of carbon dioxide concentrations. The production equipment industry is highly fragmented with smaller competitors that have narrow product lines and geographic scope. The Company believes an industry trend is for customers to work with vendors, such as the Company, that provide broader product and service lines and the ability to offer integrated systems. The Company believes that its size, scope of products and services and, following the Offering, its status as a public company, provide it with a competitive advantage in making consolidating acquisitions in the production equipment industry.

     Expanding International Presence. The Company has been and intends to continue expanding its international presence in targeted geographic regions in which it either has a relationship with a customer or has technology that provides it with a competitive advantage. Examples include Venezuela and Kazakhstan, where the Company has existing relationships with customers that are expanding operations in such regions, and Southeast Asia, where Cynara's membrane separation technology has applications in carbon dioxide rich fields. Moreover, the Company is frequently invited to bid on international production equipment and service projects because of its international reputation and its large installed base of production equipment. Finally, the Company intends to continue to expand its international presence through the acquisition of companies with complementary overseas operations.

     Improving Productivity. The Company believes unrealized efficiencies remain in its operations and intends to increase profitability through implementation of a strategic business planning process across the Company and total quality management ("TQM") principles in its United States operations. The Company implemented TQM principles in its Canadian operations beginning in 1993 and believes that it is in part responsible for improvements in results of Canadian operations over the past four years. The Company believes that significant opportunities for process and productivity improvements across the Company will be identified and implemented as a result of these efforts.

RECENT ACQUISITIONS

     TEST. In June 1997, the Company acquired TEST, a leading provider of I&E control systems and services, from Weatherford Enterra, Inc. for $19.4 million in cash. The acquisition of TEST broadened the Company's product line and increased the Company's ability to provide fully integrated engineered systems. For the year ended December 31, 1997, TEST had revenues and EBITDA of $45.3 million and $4.0 million, respectively.

     Cynara. In March 1998, the Company entered into a definitive agreement to acquire Cynara, a leader in the design, construction, installation, operation and servicing of membrane separation systems that remove carbon dioxide from gas streams. The Cynara Acquisition will expand the Company's ability to offer integrated systems and services and will complement its gas conditioning product line. Aggregate consideration for the Cynara Acquisition will consist of $7.5 million in cash, 906,667 shares of Common Stock, the repayment of $8.8 million of Cynara debt and an additional 20.1 shares of Common Stock for each $1,000 of gross margin generated by projects in Southeast Asia that are awarded to Cynara over the next two years, up to a maximum of 906,667 additional shares. For the year ended December 31, 1997, Cynara's revenues and EBITDA were $18.6 million and $4.4 million, respectively. Proceeds from the Offering will be used, in part, to fund the cash portion of the purchase price. The closing of the Cynara Acquisition is contingent upon the contemporaneous closing of the Offering.

PRODUCTS AND SERVICES

  TRADITIONAL PRODUCTION EQUIPMENT AND SERVICES

     The Company's traditional production equipment and services consist of production equipment, replacement parts, used equipment refurbishing and the servicing of such equipment. The Company sells its traditional production equipment and services primarily onshore in North America and in the Gulf of Mexico. Traditional production equipment built for the North American oil and gas industry is typically provided "off the shelf" or in customized variations of standardized equipment and requires limited engineering. Traditional production equipment includes:

     Separators. Separators are used for the primary separation of a hydrocarbon stream into oil, water and gas. The Company's separator product line includes:
(i) horizontal separators, which are used in the separation of hydrocarbon streams with large volumes of gas, liquids or foam; (ii) vertical separators, which are used in the separation of hydrocarbon streams containing salt or wax;
(iii) filter separators, which are used in the removal of gas stream particles;
(iv) Gasunie(R) Cyclone separators, which are used in high efficiency removal streams with high gas flow rates; and (v) Thermo Pak(TM) Units, which are used for the combined heating and separating of production in cold climates.

     Oil Dehydration Equipment. Oil dehydrators are used to remove water from oil. The Company's oil dehydration product line includes: (i) horizontal PERFORMAX(R) treaters, which separate emulsions using the Company's PERFORMAX(R) technology by accelerating coalescence so that a smaller vessel is capable of handling larger volumes; (ii) Dual Polarity(R) electrostatic treaters, which use a patented method to combine AC and DC electrostatic fields to dehydrate oil thus enabling higher volumes of crude oil to be processed at lower temperatures;
(iii) vertical treaters, which are primarily used in low volume, high water cut situations and optimize recovery of condensable, salable hydrocarbons; (iv) Vertical Flow Horizontal (VFH(TM)) processors, which combine the advantages of horizontal and vertical vessels to remove gas and water; and (v) heater-treaters, which use heat to accelerate the dehydration process.

     Heaters. Heaters are used to reduce the viscosity of oil to improve flow rates and to prevent solids from forming in gas. The Company manufactures indirect fired heaters that heat fluids without direct flame contact as well as standardized and customized direct fired heaters used in the heating of fluids and gases for processing. In each system, heat is transferred to the hydrocarbon stream through media such as water, water/glycol, steam, salt or flue gas. The Company's heater product line includes: (i) water bath heaters; (ii) propane vaporizers used to vaporize propane and other liquefied gases; (iii) salt bath heaters; (iv) steam bath heaters and (v) Controlled Heat Flux Heaters (CHF(TM)), which use combustion to create a heat transfer medium.

     Gas Conditioning Equipment. Gas conditioning equipment removes contaminants from gas streams. The Company's glycol dehydration equipment removes water vapor from gas streams. The Company's amine gas treating equipment removes acidic gases (hydrogen sulfide and carbon dioxide) from gas streams. The Company also offers batch sweetening equipment for the extraction of hydrogen sulfide.

     Gas Processing Equipment. The Company offers standard and custom processing equipment for the extraction of liquid hydrocarbons to meet feed gas and liquid product requirements. The Company manufactures several standard mechanical refrigeration units for the recovery of salable hydrocarbon liquids from gas streams. The Company's Low Temperature Extractor (LTX(R)) units are mechanical separation systems designed for handling high pressure gas at the wellhead and removing liquid hydrocarbons more efficiently and economically than other methods.

     Water Treatment Equipment. The Company designs and manufactures water treatment and conditioning equipment for the removal of contaminants from water extracted in oil and gas production. The Company's PERFORMAX(R) Matrix Plate Coalescer is used in primary separators of oil and water and final skimming. The Company's flow splitter removes gases from an oil-water dispersion, separates oil and water and discharges the oil and/or emulsion through controllable outlets.

     Equipment Refurbishment. The Company sources, refurbishes and integrates used oil and gas production equipment. The refurbishment of used equipment for resale enables the Company to reduce delivery times and lower equipment costs relative to new equipment. The used equipment market is focused primarily in North America, both onshore and offshore, although the Company has observed a growing interest internationally.

     The Company has entered into agreements with major and large independent oil companies in both the United States and Canada to evaluate, track and refurbish used production equipment. In providing such equipment to its customers, the Company may act as a broker between an oil company and the customer or may purchase, refurbish and sell used equipment to the customer. The Company believes it has one of the largest databases in the North American oil and gas industry of available surplus production equipment, which, when coupled with its extensive refurbishing facilities and experience, enables the Company to respond to customer requests for refurbished equipment quickly and efficiently.

     Parts, Service and Training. The Company provides replacement parts for its own equipment and for equipment manufactured by others. Each branch of the Company's marketing network also serves as a local parts and service business. The Company has service employees stationed in certain branches of Wilson Supply Company and National-Oilwell, Inc. In an effort to expand this area of the Company's business, the Company has recently added services, including specialized relief valve repair and glycol dehydrator cleaning. The Company also offers operational and safety training to the oil and gas production industry. The Company also uses its training programs to serve as a marketing tool for other products and services.

     The Company markets its traditional production equipment and services primarily through 33 sales and service centers throughout the United States, three in Canada and two in Venezuela. The Company has alliances with a number of companies for traditional production equipment and related services. See
"-- Customers and Alliances."

  ENGINEERED SYSTEMS

     The Company's engineered systems typically require a significant amount of technology, engineering and project management. Engineered systems are typically designed and manufactured for large production development projects throughout the world such as offshore platforms in the Gulf of Mexico and onshore and offshore developments in Alaska, Latin America, the Middle East, Africa, and countries in the former Soviet Union. In connection with the Company's engineered systems, the Company can provide design, engineering, manufacturing and start-up services. The Company's engineered systems include:

     Integrated Oil and Gas Processing Trains. Integrated oil and gas processing trains consist of multiple pieces of equipment that process oil and gas from primary separation through contaminant removal. In providing these systems, the Company combines the roles of an engineering company and a vessel and structural fabricator. The Company is one of the few production equipment suppliers that have this capability. For example, the Company designed, manufactured and assembled a production module for a production facility for operation off the coast of West Africa that is capable of processing 20,000 barrels of oil, 4,000 barrels of water and 24 million standard cubic feet of gas per day. Also, the Company designed, manufactured and is slated to install process systems for BP Exploration (Alaska), Inc.'s 35,000 barrel per day Badami development on the North Slope of Alaska and its 65,000 barrel per day Northstar development also located on the North Slope.

     Floating Production Systems. Production equipment used on floating production systems consists of large packaged skids for various semi-submersible, converted tanker and other floating production vessels. Because of the wave motion experienced on a floating vessel, successful floating production requires technology and experience to overcome the detrimental effects of wave motion. The Company pioneered and patented the first wave-motion production vessel internal system. The Company continues to advance this technology at its research and development facility using a wave-motion table which simulates a variety of sea states.

     Dehydration and Desalting Facilities. Dehydration and desalting involves the removal of water and salt from an oil stream. Desalting is a specialized form of dehydration where water is injected into the oil stream, salt dissolves in the water, and then the saltwater is removed. Large projects often use electrostatic technology to accomplish desalting. The Company believes that it is the leading developer of electrostatic technologies for oil treating and desalting. The Company's Electro-Dynamic(TM) Desalter ("EDD") combines NATCO's Dual-Polarity technology (using both AC and DC fields) with electrostatic mixing and countercurrent flow technologies allowing for multi-stage desalting within a single vessel. A large portion of the market for these facilities has historically been in the Middle East. In addition, NATCO has successfully marketed and intends to continue to market these facilities to prospective producers of heavy crude in Venezuela.

     The Company's EDD systems also have applications in oil refineries, where stringent desalting requirements have grown increasingly important. These requirements have increased as crude quality has declined and catalysts have become more sensitive and sophisticated, requiring lower levels of contaminants. The reduced number of vessels employed by an EDD system is particularly important in refinery applications where space is at a premium. Refinery retrofits have even stricter space requirements than newly constructed refineries.

     Large Gas Processing Facilities. The Company provides large gas processing facilities for the separation, heating, dehydration, and removal of gas liquids and contaminants, such as carbon dioxide and hydrogen sulfide, to produce pipeline or liquefaction-quality gas. The Cynara Acquisition provides the Company with technology that complements the Company's gas processing product line. Cynara's membrane technology for bulk carbon dioxide removal provides the most cost-effective solution for gas streams which contain more than 20% carbon dioxide. The primary applications of Cynara's technology occur in fields where carbon dioxide injection is used to extract oil and gas reserves, such as West Texas, and where high levels of carbon dioxide are naturally occurring, such as Southeast Asia. Cynara's membrane technology is well suited to both of these applications.

     Downstream Facilities. The Company possesses several technologies that have crossover applications in the refinery and petrochemical sectors, most of which are centered on aspects of oil treating and water treating. In addition to the Company's EDD applications in the refinery desalter market discussed above, the Company's DOX(TM)technology, which is primarily used in ethylene quench water applications, cleans both heavy and light dispersed oil from water. DOX(TM) units are specified in many ethylene technology providers' process schemes.

     The Company markets its engineered systems through direct sales forces based in Houston, Calgary, London, Tokyo and Caracas, augmented by independent representatives in other countries. The Company also uses its unique oil testing capabilities at its research and development facility to market engineered systems. This capability enables the Company to determine equipment specifications that best suit customers' requirements. See "-- Technology and New Products."

  INSTRUMENTATION AND ELECTRICAL SYSTEMS

     Control Systems. The Company designs, assembles and installs pneumatic, hydraulic, electrical and computerized control panels and systems. These systems monitor and change key parameters of oil and gas production systems. Such parameters include wellhead flow control and emergency shutdown of production and safety systems. A control system consists of a control panel and related tubing, wiring and connections.

     Engineering and Field Services. The Company provides start-up support, testing, maintenance, repair, renovation, expansion and upgrade of control systems including those designed or installed by competitors. The Company's design and engineering staff also provide contract electrical engineering services.

     SCADA Systems. SCADA systems provide remote monitoring and control of equipment, production facilities, pipelines and compressors via radio, cellular phone, microwave and satellite communication links. The Company's SCADA systems reduce the number of personnel and frequency of site visits and allow for continued production during periods of emergency evacuation thereby reducing operating costs.

     The primary market for the Company's I&E systems is in offshore applications throughout the world. The Company markets and services its I&E products through a four branch network primarily in the Gulf Coast area.

CUSTOMERS AND ALLIANCES

     One of the Company's primary strategies for growth is the further development of existing customer alliances and the formation of new customer alliances. The Company currently has alliances with a number of major and independent oil companies, including Amoco Production Company, BP Exploration (Alaska), Inc., Chevron Canada Resources, Mobil Oil Canada, Sonat Exploration Company and Union Pacific Resources Group Inc. The Company also works on an alliance basis with Halliburton Energy Services and Brown & Root. The Company is actively engaged in discussions with other potential alliance customers. The Company's alliance business has accounted for an increasing percentage of the Company revenues. For the nine months ended December 31, 1997, alliance customers accounted for approximately 35% of the Company's pro forma revenues. The Company's alliances include arrangements such as blanket purchase orders for specified amounts of standardized equipment, project-specific integrated alliances and ongoing informal working relationships. As is common in the oil and gas production industry, many of these alliances are not formal contracts but represent informal arrangements in which both parties undertake to satisfy the objectives of the alliance. Although the alliance customers as a group are a significant contributor to the Company's revenues, no one customer represented more than 10% of total revenues for any of the Company's last three fiscal years. Sales to BP Exploration (Alaska), Inc. accounted for approximately 11% of the Company's revenues for the nine months ended December 31, 1997. However, a customer that accounts for a significant portion of revenues in one fiscal year may represent a smaller portion of revenues in subsequent years.

TECHNOLOGY AND NEW PRODUCTS

     Since its inception, the Company has been a leader in the development of oil and gas industry production equipment technology. The Company pioneered many of the original separating technologies for converting unprocessed hydrocarbon fluids into salable oil and gas. The Company has developed the first high capacity oil and gas separator, the first emulsion treating system, Dual Polarity(TM) electrostatic oil treaters, DOX(TM) and OSX(TM) water filtration systems, high pressure indirect heaters, and PERFORMAX(R) oil and water treating systems. The Company's wave-motion compensating separator has become the industry standard for floating production applications, and its electrostatic oil treating technology is the most advanced in the industry.

     As of December 31, 1997, the Company held 56 United States patents and 111 foreign patents and had applications pending for three United States patents and one foreign patent.

     The Company operates its own research and development facility, which is located in Tulsa, Oklahoma and includes wet and dry laboratories, a hydrocarbon treatment unit, a wave-motion simulator, a process flow loop and other fluid analyzers and test equipment. In recent years, the Company has invested in refurbishing its wave motion simulator, building a new oil flow loop to test high gas-to-oil ratio coalescers and building pilot units for field testing and electro-pulse inductive coalescer technology described below. The Company has also devoted substantial resources to develop improved equipment designs using flow simulation software.

     A recent focus of the Company's research and development has been the integration of TEST control panels into its heaters. The Cynara Acquisition provides the Company with membrane technology to complement its engineered systems product line while allowing the Company to develop new applications of such technology in other product offerings. Cynara has an active product development and field testing program which works toward continually improving the membrane product which is delivered to the customer. Several recent production improvements include a new membrane wrapping process and the development of larger membranes to process more gas per installed unit. Cynara also has agreements to test and apply membranes made primarily by Japanese membrane manufacturers for varying process conditions in oil and gas applications.

     The Electro-Pulse Inductive Coalescer (EPIC(TM)), currently being commercialized by the Company, is a relatively small vessel designed to coalesce water in a flowing stream of oil. At existing flow stations that are losing production as water increases, the installation of an EPIC(TM) can extend and increase production. For new production, EPIC(TM) can reduce equipment size, weight, and space requirements for primary separation equipment.

     The Company recently completed and installed a large EPIC(TM) facility in the Middle East, the first such project to increase production at a large gathering facility. The Company is also fabricating a smaller unit to be installed at a production facility of NAM in the Netherlands. That unit will eliminate the need for demulsifying chemicals in its application. The Company also has pilot units which are currently being field tested by other major oil companies for possible EPIC(TM) applications.

MANUFACTURING

     The Company's major manufacturing facilities are located in New Iberia, Louisiana; Electra, Texas; Pittsburg, California; and Calgary, Alberta. The Company also manufactures and assembles products in its Houston, Texas; Odessa, Texas; Harvey, Louisiana; and Lafayette, Louisiana facilities. The Company's 34,700 square foot manufacturing facility in New Iberia fabricates packaged production systems for delivery throughout the world and can handle large equipment systems up to 480 tons. The Company upgraded and expanded its New Iberia facility in 1994. The Company's manufacturing facility in Electra covers 130,000 square feet and produces all types of low and high pressure vessels as well as skid packages. The Company fabricates the membranes for its membrane separation equipment at its 8,000 square foot facility in Pittsburg, California. The facility in Calgary covers 100,500 square feet and specializes in heavy wall and cold weather packaged equipment and systems primarily for the Canadian market.

     The Company's manufacturing operations are vertically integrated, with capability for heat treatment, fabrication, inspection, assembly and testing. This capability provides competitive advantages because the Company is able to control the quality of its products and the cost and schedule of its manufacturing.

     The Company's New Iberia, Electra and Calgary facilities have been certified to ISO 9002 standards. ISO 9002 is an internationally recognized verification system for quality management overseen by the International Standards Organization based in Geneva, Switzerland. The certification is based on a review of the Company's programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification.

     The Company fabricates to the standards of the American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers and specific customer specifications. The Company uses welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs have been instituted to upgrade skilled personnel and maintain high quality standards. Management believes that these programs generally enhance the quality of its products and reduce their repair rate.

COMPETITION

     Production equipment companies servicing the oil and gas industry compete intensely for available projects. Contracts for the Company's products and services are generally awarded on a competitive basis. Customers may consider, among other things, the availability and capabilities of equipment, the contractor's reputation, experience and safety record. Price and ability to meet a customer's delivery schedule are the principal factors in determining which qualified contractor is awarded the job. Historically, the market for oilfield services and equipment has experienced periods of overcapacity which have resulted in increased price competition in many areas of the Company's business. The Company competes with a large number of companies, some of which may offer different technologies or possess greater financial and other resources than the Company. In addition, because of subsidies, import duties and fees, taxes imposed on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international locations as well as those designed for use in the Gulf of Mexico. The Company believes that performance, price and reliability are the prime competitive factors in the markets in which it competes.

     The Company believes that it is one of the largest oil and gas surface production equipment providers in North America and that its size, research and development capabilities, brand names and marketing organization provides it with a competitive advantage over other participants in the industry.

BACKLOG

     As of December 31, 1997, the Company had backlog of $46.2 million, as compared to backlog of $37.8 million as of December 31, 1996 (exclusive in both years of orders related to TEST and Cynara). Backlog consists of firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. It is expected that approximately $16.3 million of the backlog at December 31, 1997 will not be completed in the current fiscal year ending March 31, 1998 and will carry over to the next fiscal year. All projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination, and in some cases, pay the Company termination fees; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the Company's customers.

PROPERTIES

     The Company is headquartered in Houston, Texas and has 44 sales and service, manufacturing and other facilities in the United States, three in Canada, two in Venezuela, one in England, one in Japan, and one in Kazakhstan. The Company owns 15 of such facilities, and leases the other 38. Cynara is headquartered in Houston, Texas and has a sales office in Malaysia and a manufacturing facility in Pittsburg, California. See "-- Manufacturing" for a discussion of the Company's manufacturing facilities.

EMPLOYEES

     As of March 1, 1998, the Company had approximately 1,515 employees, including 258 located at the Company's manufacturing facility at Calgary who are covered by a collective bargaining agreement. The most recent collective bargaining agreement in Calgary was executed in July 1997 and expires in July 1999. No other employees are covered by collective bargaining agreements. The Company believes that its relations with employees are satisfactory.

     Cynara had 40 employees as of March 1, 1998. No Cynara employees are represented by labor unions, and Cynara believes that its relations with its employees are satisfactory.

INSURANCE

     The Company's operations are subject to the risks inherent in manufacturing products and providing services in the oil and gas production industry. These risks include personal injury and loss of life, business interruptions, loss of production and property and equipment damage. Damages arising from an occurrence at a location where the Company's products are used have in the past and may in the future result in the Company being named as a defendant in lawsuits or other proceedings asserting potentially large claims. The Company maintains comprehensive insurance covering its assets and operations, including product liability and workers' compensation insurance, at levels which management believes to be appropriate and in accordance with industry practice in each case subject to deductibles ranging up to $300,000 per occurrence, depending on the type of coverage. However, no assurance can be given that the Company's insurance coverage will be adequate in all circumstances or against all hazards, or that the Company will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     The Company's operations are subject to regulations by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, placing more restrictions and limitations on activities that may impact the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. Violation of such laws and regulations may result in civil and criminal actions. Although compliance with various governmental laws and regulations has not materially and adversely affected the Company's financial condition or results of operations, no assurance can be given that compliance with such laws or regulations will not have a material adverse impact on the Company's business in the future.

     The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the manufacture and storage of products and equipment containing or requiring oil and/or hazardous substances. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or wastes may have been disposed of or released on or under the properties owned, leased or operated by the Company or on or under other locations where such hydrocarbons or wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the hydrocarbons or wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act and analogous state laws. Under such laws, the Company would be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including groundwater contamination) or to perform remedial operations to prevent future contamination.

     CERCLA imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a hazardous substance into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     The Company and approximately 37 other parties, including several large oil and gas companies, have received notice from the DTSC that each is currently considered a PRP in connection with the Eastside Landfill Facility, located approximately ten miles northeast of Bakersfield, California. This site was operated from 1971 to 1985 by the Environmental Protection Corporation and accepted a wide variety of wastes from industries and sources. It is alleged that the Company or its predecessors generated waste which was transported to the Eastside Landfill Facility. On January 4, 1996, the DTSC entered into an Enforcement Agreement with an initial group of potentially responsible parties (the "EPC Group") to undertake a Remedial Investigation/Feasibility Study of the site. The EPC Group has conducted its study of the site and has determined that the contamination at the site is subject to Chapter 6.8 of the California Health and Safety Code and is also subject to Section 107(a) of CERCLA. The DTSC has indicated that it intends to remediate the site and has, through the Report of Initial Phase of Remedial Investigation and Workplan for Remedial Investigation and Feasibility Study prepared by the EPC Group, established an initial site cleanup estimate of up to $5.0 million. The Company believes that any waste stream disposed of at the site by the Company is substantially smaller in volume than that of several other PRPs, including members of the EPC Group and Management believes that there is a substantial likelihood that any final contribution negotiated between the DTSC and the Company will reflect volumetric differences among the various PRPs. Management further believes that the Company's liability, if any, to the extent not otherwise provided for, should not have a material adverse effect on the Company's results of operations and financial condition.

     Although the Company believes that it is in substantial compliance with existing laws and regulations, there can be no assurance that substantial costs for compliance will not be incurred in the future. Moreover, it is possible that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could result in additional, presently unquantifiable costs or liabilities to the Company.

     On January 9, 1998, the Company received a citation and notification of penalty from the Occupational Safety and Health Administration ("OSHA"), in which OSHA levied a fine of approximately $260,000 against the Company following injuries sustained by two employees for safety violations. The Company is currently appealing the fine and believes it will be reduced. The Company believes its safety program and record are generally exemplary by industry standards and continues to emphasize safety and health training and prevention at all Company facilities. There can be no assurance, however, that OSHA fines would not be levied against the Company again in the future if additional safety violations occur.

LEGAL PROCEEDINGS

     The Company is a party to various routine legal proceedings primarily involving commercial claims, products liability claims, asbestos related personal injury claims and workers' compensation claims. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

                             THE CYNARA ACQUISITION

     On March 16, 1998, the Company entered into an agreement and plan of merger with Cynara and its stockholders for the acquisition by the Company of all of the outstanding shares of common stock of Cynara (the "Cynara Acquisition Agreement"). Aggregate consideration payable to the stockholders of Cynara for the Cynara Acquisition will consist of $7.5 million in cash, the repayment of $8.8 million of Cynara debt, and the issuance of 906,667 shares of Common Stock, subject to adjustment as more fully described below. The Company will issue an additional 20.1 shares of Common Stock (the "Additional Shares") for each $1,000 of gross margin generated by projects in Southeast Asia that are awarded to Cynara prior to March 31, 2000, up to a maximum of 906,667 shares of Common Stock. At certain times on or prior to June 30, 2000, stockholders of Cynara would receive up to 90% of the Additional Shares to be issued based on the Company's estimate of gross margin expected to be generated by such projects (which shares will be credited against any later obligations to issue Additional Shares). Pursuant to the Cynara Acquisition Agreement, the stockholders of Cynara have agreed to indemnify the Company, on a several basis, for breaches of their representations in such agreement up to an aggregate of $2.5 million for a period of one year from the date of the Cynara Acquisition.

     The liabilities of Cynara include its obligations under the Cynara Credit Facility which at March 1, 1998 approximated $8.8 million. Cynara's obligations under the Cynara Credit Facility will be paid out of the net proceeds from the sale of the Common Stock offered hereby. See "Use of Proceeds."

     For information regarding a registration rights agreement between the Company and the stockholders of Cynara, see "Certain Transactions -- Securities Transactions."

     The closing of the Cynara Acquisition will occur concurrently with, and is conditioned upon the completion of, the Offering. As of the date of this Prospectus, all the conditions to consummation of the Cynara Acquisition, other than the condition relating to consummation of the sale of the Common Stock offered hereby, have been fulfilled.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and titles of the current directors and executive officers of the Company. The Board of Directors is divided into three classes. See "-- Classified Board."

                   NAME                     AGE                  POSITION
Nathaniel A. Gregory(1)...................   49    Chairman of the Board and Chief
                                                   Executive Officer
Patrick M. McCarthy(1)....................   52    President and Director
William B. Wiener III.....................   46    Senior Vice President and Chief
                                                   Financial Officer
Frank Smith...............................   46    President of NATCO -- U.S.
James Crittall............................   53    President of NATCO Canada, Ltd.
David Volz................................   44    President of TEST
Richard D. Peters.........................   38    President of Cynara
Herbert S. Winokur, Jr.(1)(2).............   54    Director
E. Hale Staley............................   68    Director
Howard I. Bull(2).........................   57    Director
Keith K. Allan(3).........................   57    Director
George K. Hickox, Jr.(3)(4)...............   39    Director

------------------------------

(1) Member of Executive Committee.

(2) Member of Compensation Committee.

(3) Member of Audit Committee.

(4) Election as director effective upon the consummation of the Offering.

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.

     Nathaniel A. Gregory has served as Chairman of the Board and Chief Executive Officer of the Company since April 1, 1993. Prior to joining the Company, Mr. Gregory held a number of positions in both the engineering and construction industries and in investment banking. Mr. Gregory also serves as a director of Marine Drilling Companies, Inc., an offshore drilling contractor, and Mrs. Fields' Original Cookies, Inc.

     Patrick M. McCarthy has served as President and a Director of the Company since December 1997 and February 1998, respectively. Mr. McCarthy served as Executive Vice President, with marketing and operations responsibilities for the entire Company, from November 1996 to December 1997 and as Senior Vice
President -- Marketing from June 1994 to November 1996. Prior to joining the Company in June 1994, Mr. McCarthy was Vice President -- Worldwide Oil and Gas at ABB Lummus Crest, an engineering and construction company, from October 1991 to May 1994.

     William B. Wiener III has served as Senior Vice President and Chief Financial Officer of the Company since September 1993. Prior to joining the Company, Mr. Wiener spent fifteen years with First City Bancorporation, a bank holding company, in Houston, Texas, most recently as Executive Vice President and Senior Credit Officer.

     Frank Smith has served as President of NATCO -- U.S. since January 1998. Mr. Smith served as Senior Vice President -- Sales and Service from September 1993 to December 1997 and as the Northern Region Director of the Sales and Service Centers from April 1992 to September 1993.

     James Crittall has served as President of NATCO Canada, Ltd. since November 1996 and was Vice President of Technical Operations from December 1992 to October 1996. Mr. Crittall joined the Company's predecessor in 1971 and has served in several managerial positions, including Manager of Engineering and Sales and Manager of Engineering for NATCO Canada, Ltd.

     David Volz has served as President of TEST since its acquisition by the Company. Mr. Volz joined TEST in 1976 as a Technical Specialist and has held a number of positions of increasing responsibility prior to serving as President in July 1997.

     Richard D. Peters has served as President of Cynara since November 1997. Mr. Peters served as Chief Financial Officer of Cynara from June 1996 to October 1997 and as Project Manager and Accounting Coordinator from February 1991 to May 1996.

     Herbert S. Winokur, Jr. has been a director of the Company since its formation in 1989. Mr. Winokur has been the Managing General Partner of Capricorn I and Capricorn II since he founded such entities in 1987 and 1994, respectively. Prior thereto, he held a number of positions at Penn Central Corporation, including Senior Executive Vice President and Member of the Office of the President and Director, and has held senior management positions at Pacific Holding Corporation and The Palmieri Company. Mr. Winokur also serves as a director of Enron Corp., DynCorp, The WMF Group, Ltd., NacRe Corp. and Mrs. Fields' Original Cookies, Inc.

     E. Hale Staley has been a director of the Company since February 1998 and a director of the Company's principal operating subsidiary since June 1989. He has served as a consultant to the Company since August 1995. Mr. Staley joined the Company's predecessor in 1952 and served as President and Chief Executive Officer from July 1985 to July 1995.

     Howard I. Bull has been a director of the Company since February 1998. From April 1994 to June 1997, Mr. Bull was President, Chief Executive Officer and a director of Dal-Tile International, Inc., a manufacturer and distributor of ceramic tile. From May 1992 to February 1993, Mr. Bull was President of the Air Conditioning Group of York International Corporation, a producer of heating, air conditioning and refrigeration systems and equipment, and was President of its Applied Systems Division from November 1990 to May 1992. From February 1979 to November 1990, Mr. Bull was employed by Baker Hughes, Inc. in several executive positions. Mr. Bull is a director of Marine Drilling Companies, Inc. and National-Oilwell, Inc.

     Keith K. Allan has been a director of the Company since February 1998. Mr. Allan was a director of NATCO (U.K.) Ltd. from October 1996 to January 1998. From February 1993 to August 1996, Mr. Allan was Technical Director in the North Sea for Shell U.K. Exploration and Production. Prior thereto, Mr. Allan served in a number of positions for Royal Dutch/Shell Group, which he joined in 1965.

     George K. Hickox, Jr. will become a director of the Company upon consummation of the Cynara Acquisition. Since September 1991, Mr. Hickox has served as a general partner of Heller Hickox Dimeling Schreiber and Park, a partnership specializing in energy investments. Mr. Hickox has also served as a director of Cynara prior to its acquisition by the Company. Mr. Hickox presently serves as an officer and director of several privately held companies.

CLASSIFIED BOARD

     The Board of Directors is divided into three classes of directors, with directors serving staggered three-year terms which initially expire at the annual meetings of stockholders following fiscal year 1999 (Class I), fiscal year 2000 (Class II) and fiscal year 2001 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The current classification of directors is as follows: Class I -- Messrs. McCarthy and Staley; Class II -- Messrs. Allan, Bull and, upon election, Mr. Hickox; and Class III -- Messrs. Gregory and Winokur.

STOCKHOLDERS' AGREEMENT

     The Company, Capricorn I and Capricorn II are parties to a Stockholders'
Agreement dated March   , 1998 (the "Stockholders' Agreement"). Pursuant to the
Stockholders' Agreement, the Company has agreed that, so long as Capricorn I and Capricorn II together own 20% or more of the outstanding Common Stock, the Company will nominate the individuals designated by Capricorn I and Capricorn II as the Class III directors when such class stands for election. If such class should be enlarged, the Company will be obligated to nominate only two individuals so designated. If it should be reduced to one, the Company's obligation will be to nominate one individual so designated as a Class III director and one as a Class II director. If a vacancy should arise in the Class III directors during the term thereof, the Company has agreed to elect an individual designated by Capricorn I and Capricorn II to fill the vacancy.

COMMITTEES

     The Company's Board of Directors recently established an audit committee (the "Audit Committee") consisting of Messrs. Allan and Hickox, each of whom is a non-employee director. The Audit Committee, which is chaired by Mr. Allan, will meet separately with representatives of the Company's independent auditors and with representatives of senior management in performing its functions. The Audit Committee will review the general scope of audit coverages, the fees charged by the independent auditors, matters relating to the Company's internal control systems and other matters related to audit functions.

     The Company's Board of Directors recently established a compensation committee (the "Compensation Committee") consisting of Messrs. Bull and Winokur, each of whom is a non-employee director. The Compensation Committee, which is chaired by Mr. Winokur, administers the Company's stock option plans, and in this capacity will make all option grants or awards to Company employees, including executive officers, under the plans. In addition, the Compensation Committee will be responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's Chief Executive Officer and its other executive officers, and will be responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

     The Company's Board of Directors recently established an executive and nominating committee (the "Executive Committee") consisting of Messrs. Gregory, McCarthy and Winokur. The Executive Committee, which is chaired by Mr. Gregory, is authorized to exercise the powers of the Board of Directors during the intervals between the meetings of the Board of Directors and may from time to time be delegated certain authority in matters pertaining to the Company. The Executive Committee also reviews the qualifications of potential candidates for the Board of Directors, evaluates the performance of incumbent directors and recommends to the Board nominees to be elected at the annual meeting of stockholders. For information concerning the agreement of the Company to nominate two individuals for director as designated by Capricorn I and Capricorn II, see "-- Stockholders' Agreement."

EXECUTIVE COMPENSATION

     The following table sets forth information for the fiscal year ended March 31, 1998 (except as indicated) with respect to the Chief Executive Officer of the Company and each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                   ----------------
                                           ANNUAL COMPENSATION        SECURITIES
                                           --------------------    UNDERLYING STOCK     ALL OTHER
       NAME AND PRINCIPAL POSITION          SALARY      BONUS       OPTIONS (#)(1)     COMPENSATION
Nathaniel A. Gregory.....................  $350,000    $152,125(2)          --            $9,375(3)
  Chairman and Chief Executive Officer
Patrick M. McCarthy......................   215,004     102,540             --(4)          9,375(3)
  President and Director
William B. Wiener III....................   148,407      58,080             --             9,375(3)
  Senior Vice President and Chief
     Financial Officer
Frank Smith..............................   132,502      52,760         33,334             9,375(3)
  President of NATCO -- U.S.
David Volz(5)............................   107,385      95,959         66,667             6,286(6)
  President of TEST

------------------------------

(1) Excludes options awarded during fiscal 1997 as result of conversion of SARs granted in previous periods or, in the case of Mr. Gregory, pursuant to prior option grants. See "-- Individual Employee Stock Options" and
    "-- Stock Option Grants." For information concerning the aggregate holdings of stock options by the Named Executive Officers, see "-- Stock Option Grants."

(2) See "-- Employment Agreement" for the terms of an additional bonus to be paid in connection with the consummation of the Offering.

(3) Includes contractual and discretionary contributions by the Company to the Named Executive Officer's 401(k) plan account.

(4) Excludes an option to purchase 16,667 shares of Common Stock at the initial public offering price granted to Mr. McCarthy effective upon consummation of the Offering.

(5) Compensation information relating to Mr. Volz is provided for TEST's fiscal year ended December 31, 1997.

(6) Includes matching contributions by TEST to Mr. Volz's 401(k) plan account.

EMPLOYMENT AGREEMENT

     The Company and Mr. Gregory are parties to an employment agreement dated March 15, 1994 pursuant to which Mr. Gregory serves as Chairman and Chief Executive Officer of the Company. As amended in July 1997 (as amended, the "Employment Agreement"), the Employment Agreement provides for the employment of Mr. Gregory as Chairman and Chief Executive Officer of the Company through July 1998. Thereafter, the Employment Agreement will be annually renewed for one year unless terminated by the Company or Mr. Gregory. The Employment Agreement provides for an annual base salary in the amount of $350,000, an annual bonus with a target award of 60% of Mr. Gregory's base salary based on targeted performance criteria and additional discretionary bonuses as may be determined by the Board of Directors.

     In addition to Mr. Gregory's base salary and bonuses, the Employment Agreement entitles Mr. Gregory to an additional bonus upon the occurrence of any sale or public offering of the Company. Such bonus will equal one and one-half percent (1.5%) of the value of all securities owned by stockholders of the Company prior to the sale or offering, including Common Stock valued at the price per share received in either the sale or public offering, and any debt held by such stockholders. This Offering constitutes a sale or public offering that triggers the bonus payment under the Employment Agreement. Based on an assumed initial public offering price of
$          , the amount of Mr. Gregory's bonus is estimated to be $1.7 million.

     For information regarding a stock option agreement between the Company and Mr. Gregory executed at the time of original execution of the Employment Agreement, see "-- Individual Employee Stock Options."

     If the Company terminates Mr. Gregory's employment for any reason other than just cause, Mr. Gregory is entitled to severance pay in accordance with any severance plan or policy that the Company then has in effect. If Mr. Gregory terminates the Employment Agreement for any reason, other than by reason of a material breach of the Employment Agreement by the Company, Mr. Gregory will not be entitled to receive any bonus compensation or severance pay, and the Company shall have no further obligations or responsibilities other than base salary amounts earned but not yet paid.

COMPENSATION OF DIRECTORS

     Directors who are employees of the Company do not receive a retainer or fees for service on the Board of Directors or any committees thereof. The Company recently began compensating non-employee members of the Board of Directors for their service as directors of the Company. Directors who are not employees of the Company receive a quarterly fee of $6,500 and a fee of $500 for attendance at each meeting of the Board of Directors. In addition, pursuant to the 1998 Director Stock Option Plan, following completion of the Offering, each non-employee director who is reelected as a director after completing at least one year of service as a director will receive, on the date of reelection, a Plan Stock Option to purchase 2,667 shares of the Company's Common Stock at the current market price on the date of grant. See "-- Stock Option Plans." Certain non-employee directors have also been awarded initial stock options, which vest over a period of two and one-half years, to purchase 6,667 shares of the Company's Common Stock at a price of $8.81 per share. Directors of the Company are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof and for other expenses reasonably incurred in their capacity as directors of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1997, the Company did not have a compensation committee of its Board of Directors. As a result, each of the Company's directors, including Mr. Gregory, Chairman of the Board and Chief Executive Officer of the Company, participated in deliberations of the Company's Board of Directors with respect to the compensation of executive officers. The Board of Directors recently established a Compensation Committee consisting of Messrs. Bull and Winokur. See "-- Committees."

INDIVIDUAL EMPLOYEE STOCK OPTIONS

     Beginning in June 1989, the Company issued stock appreciation rights to certain of its employees pursuant to a stock appreciation rights plan, which was amended in 1994. In June 1997, the Company terminated such plan and converted all outstanding stock appreciation rights into Individual Employee Stock Options to purchase Common Stock on terms consistent with those of the previously outstanding stock appreciation rights. The Company entered into stock option agreements ("Stock Option Agreements") with the executive officers and key employees who were granted Individual Employee Stock Options in June 1997 and whose stock appreciation rights have been converted into Individual Employee Stock Options.

     The Stock Option Agreements provide for vesting of Individual Employee Stock Options ratably over three or four years, except as provided below with respect to Individual Employee Stock Options granted to Mr. Gregory. Individual Employee Stock Options become fully vested in certain circumstances upon a sale of the Company and upon the death or disability of the recipient while employed by the Company. Individual Employee Stock Options terminate upon the earliest to occur of (i) the termination of employment with the Company for cause; (ii) thirty days after termination of employment with the Company for any reason other than cause; (iii) thirty days after an alteration of employment; or (iv) the expiration of the option period provided in each Stock Option Agreement (either December 21, 2001, April 15, 2003 or January 1, 2005).

The Company is obligated to purchase vested options under certain circumstances and according to procedures set forth in the Stock Option Agreements. Individual Employee Stock Options are not transferable and may be exercised only by the recipient or his estate. The shares of Common Stock subject to the Stock Option Agreements and the exercise prices therefor are subject to adjustment in certain events. See "Certain Transactions."

     The Stock Option Agreement between the Company and Mr. Gregory supersedes options granted to him in March 1994 and July 1996. Mr. Gregory's Stock Option Agreement provides that all options granted to him, including his Individual Employee Stock Options, are fully vested and exercisable at the time of grant. Mr. Gregory's Individual Employee Stock Options terminate upon the earliest to occur of (i) the termination of his employment with the Company for cause, (ii) one year after the termination of his employment due to death or disability,
(iii) in certain circumstances, the sale of all of the outstanding Common Stock and (iv) the expiration of the various seven year option periods provided in his Stock Option Agreement. Mr. Gregory's Individual Employee Stock Options are subject to adjustments for stock dividends, stock splits, stock combinations or other recapitalizations.

     As of March 1, 1998, Individual Employee Stock Options have been granted under the Stock Option Agreements with respect to a total of 1,541,781 shares of Common Stock, of which 895,559 are exercisable at $1.47 per share, 50,001 are exercisable at $2.22 per share, 185,186 are exercisable at $3.58 per share and 411,035 are exercisable at $5.03 per share.

STOCK OPTION PLANS

     1998 Director Plan. The Company adopted the Directors Compensation Plan (the "1998 Director Plan") in February 1998. The 1998 Director Plan provides for both the award of stock options to and compensation of non-employee directors of the Company. See "-- Compensation of Directors." The 1998 Director Plan provides for both discretionary option and formula option grants and is administered by the Board of Directors of the Company, which may delegate all of its power of administration, with the exception of the power to authorize issuance of options. No director may vote or decide upon any matter relating solely to such director under the 1998 Director Plan, nor may any director vote in any case in which the director's individual right to claim any benefit under the 1998 Director Plan is particularly involved.

     The maximum number of shares which may be issuable under the 1998 Director Plan is 60,000. Options granted under the 1998 Director Plan will have a term of 10 years and will be subject to earlier termination if the optionee's membership on the Board of Directors terminates for cause. If the optionee's membership on the Board of Directors is terminated for any reason other than cause, options may be exercised for up to three years from the date of such termination, but only as to the number of shares such optionee could have purchased on the date of termination from the Board of Directors. Discretionary option grants will be exercisable as determined by the Board of Directors, and formula option grants will be fully exercisable on the first anniversary of the date of grant. The exercise price of an option shall be the price determined by the Board of Directors in the case of discretionary option grants, and the fair market value in the case of formula option grants.

     The 1998 Director Plan contains provisions whereby the Board of Directors may make adjustments in the number of shares to be acquired upon exercise of options in the event of a stock split, combination or stock dividend.

     The 1998 Director Plan may be amended or terminated at any time by the Board of Directors. Such amendment or termination will not impair the rights of a non-employee director with respect to options previously granted to such non-employee director or affect options previously granted and outstanding under the 1998 Director Stock Option Plan.

     As of March 1, 1998, options have been granted under the 1998 Director Plan with respect to a total of 13,334 shares of Common Stock, all of which are exercisable at $8.81 per share. All of the currently outstanding options vest quarterly over a period of 2 1/2 years. No stock appreciation rights have been granted under the 1998 Director Plan.

     1998 Employee Plan. The Company adopted the Employee Stock Incentive Plan (the "1998 Employee Plan") in February 1998. The purpose of the 1998 Employee Plan is to attract qualified consultants, advisors and employees and to give certain individuals and key employees of the Company who are responsible for its administration and management a proprietary interest in the Company, thereby strengthening their concern for its welfare and providing them with additional incentive and reward opportunities. The maximum number of shares that may be issuable under the 1998 Employee Plan is 700,000, subject to adjustment in certain events. The maximum number of shares and options to purchase shares issuable to an individual in a single year under the 1998 Employee Plan is 100,000.

     The 1998 Employee Plan provides for the award of "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-qualified stock options (options that do not qualify under section 422 of the Code), restricted stock awards and stock appreciation rights, or any combination of the foregoing. Awards may be granted only to employees, advisors and consultants of the Company or any parent or subsidiary corporation. The 1998 Employee Plan is administered by the Compensation Committee of the Board of Directors of the Company. The Compensation Committee has the authority, in its discretion, to determine which employees, consultants or advisors shall receive an option, stock appreciation right or restricted stock award (collectively, "Awards"), the time or times when such Awards shall be made, what type of Award shall be granted, the number of shares subject to each such Award and the vesting conditions of each such Award.

     To the extent that the fair market value of Common Stock underlying incentive stock options exceeds $100,000, such incentive stock options shall be treated as non-qualified stock options. No incentive stock option shall be granted to an individual if, at the time of grant, the individual owns stock possessing more than 10% of the total combined voting power of all classes of the Company's capital stock, subject to certain exceptions. The exercise price per share of Common Stock under each option is determined by the Compensation Committee; provided, however, that such exercise price shall not be less than the fair market value of a share of Common Stock on the date the option is granted.

     Stock appreciation rights may be granted either in conjunction with an option grant or independently of any option grant. The terms of each stock appreciation right are determined by the Compensation Committee, provided that the exercise price shall not be less than the fair market value of a share of Common Stock on the date the stock appreciation right is granted.

     The 1998 Employee Stock Option Plan provides that, in the event of a corporate change (as defined in the 1998 Employee Stock Option Plan, generally to include certain mergers, dispositions of all or substantially all of the Company's assets, liquidation and dissolution, the acquisition by a person or group of more than 20% of the voting power of the outstanding capital stock of the Company or a change in the majority of directors of the Company as a result of a contested election of directors), the Compensation Committee may, in its discretion, accelerate the vesting of outstanding options, require the surrender of outstanding options in exchange for a cash payment based on a formula specified in the 1998 Employee Stock Option Plan, make adjustments to outstanding options to reflect such corporate change or provide that such outstanding options will cover securities or property which the optionee would have received in a corporate change if the optionee were then the holder of the Common Stock covered by the option. The Compensation Committee may also fully vest any or all Common Stock awarded to the holder pursuant to a restricted stock award.

     The Board of Directors may terminate or amend the 1998 Employee Plan at any time, provided that no change in any Award previously granted may be made that would materially impair the rights of a holder of such Award. Further, the Board of Directors may not, without stockholder approval, amend the 1998 Employee Plan to increase the maximum aggregate number of shares that may be issued under the 1998 Employee Plan or change the class of individuals eligible to receive Awards under the 1998 Employee Plan.

CHANGE OF CONTROL AND SEVERANCE PLAN

     The executive officers of the Company have entered into change of control agreements with the Company that provide for the payment of 150% of base salary (200% in the case of Mr. McCarthy) plus accrued bonuses upon a change of control of the Company. A change of control means the acquisition by any party unrelated to Capricorn I or Capricorn II of 80% or more of the outstanding Common Stock of the Company or securities which may be converted to Common Stock or assets of the Company. A change of control is deemed not to have occurred if any surviving corporation in the case of a merger, or any purchasing corporation in the case of a sale of all the assets of the Company, agrees to employ the executive officers of the Company on terms substantially similar to the terms of each executive officer's employment with the Company prior to such change of control.

     Senior executive officers participate in an executive severance policy (the "Executive Severance Plan") adopted by the Company in September 1990. The purpose of the plan is to provide severance pay in the event of an executive's involuntary termination from the Company. The Executive Severance Plan covers all senior executives of the Company and does not apply to voluntary separations, such as resignation or retirement, or separations for cause, sale of the Company or the death of the employee. Under the Executive Severance Plan, upon involuntary termination of employment, senior executives receive severance pay in an amount equal to one month's pay for each $10,000 of base salary, up to a maximum of twelve months' pay. Senior executives also receive earned vacation pay at the time of involuntarily termination.

DEFERRED COMPENSATION PLAN

     TEST adopted a deferred compensation plan (the "TEST Plan") effective July 1, 1995 to provide incentives and rewards to certain individuals. Awards are payable in five equal annual installments plus any earnings that have been allocated to a participant's account. The Company has elected not to make any additional awards for the plan year beginning January 1, 1998. The Company intends to terminate the TEST Plan upon consummation of the Offering and to pay out all accrued amounts to each participant. As of March 1, 1998, the total amount owed under the TEST Plan was $694,221. This balance presently accrues earnings at the prime rate plus 1%.

STOCK OPTION GRANTS

     The following table contains certain information concerning stock options granted to the Named Executive Officers under individual Stock Option Agreements and under the Company's Stock Option Plans as of March 31, 1998. No stock options have been exercised as of March 1, 1998.

                                                                                        POTENTIAL REALIZABLE
                                                                                              VALUE AT
                                                                                           ASSUMED ANNUAL
                                                                                              RATES OF
                                                                                             STOCK PRICE
                                                                                          APPRECIATION FOR
                                  INDIVIDUAL GRANTS                                          OPTION TERM
-------------------------------------------------------------------------------------   ---------------------
                              NUMBER OF    % OF TOTAL
                             SECURITIES     OPTIONS
                             UNDERLYING     GRANTED     EXERCISE
                               OPTIONS         TO       PRICE PER
           NAME              GRANTED(#)    EMPLOYEES      SHARE      EXPIRATION DATE     5%($)       10%($)
Nathaniel A. Gregory.......    555,555       36.0%        $1.47       July 31, 2003     $474,202   $1,181,799
                               185,186       12.0%        $3.58       July 31, 2003      269,894      628,967
                               164,363       10.7%        $5.03       July 31, 2004      341,396      797,720
Patrick M. McCarthy(1).....    133,334        8.6%        $1.47     December 21, 2001     86,687      205,047
William B. Wiener III......     66,667        4.3%        $1.47     December 21, 2001     43,343      102,324
Frank Smith................     33,334        2.2%        $1.47     December 21, 2001     21,672       51,263
                                33,334        2.2%        $5.03      January 1, 2005      74,157      175,408
David Volz.................     66,667        4.3%        $5.03      January 1, 2005     148,311      350,812

------------------------------

(1) Excludes an option to purchase 16,667 shares of Common Stock at the initial offering price granted to Mr. McCarthy effective upon consummation of the Offering.

                              CERTAIN TRANSACTIONS

SECURITIES TRANSACTIONS

     In 1988, the Company was incorporated by Capricorn I for the purpose of acquiring in June 1989 National Tank Company, now the Company's principal subsidiary, from Combustion Engineering, Inc. Capricorn I led a group of investors that acquired all the capital stock of the Company at the time. In December 1991, Capricorn I loaned the Company approximately $5.0 million and received in exchange $5.0 million of 11% subordinated notes. During the period prior to June 1997, the maturity dates of these notes were extended to 2000 and $4.6 million thereof was assumed, with the consent of Capricorn I, by PTH in connection with the distribution by the Company of the capital stock of PTH to Capricorn I. In conjunction with the 1997 Financing, the remaining notes plus accrued but unpaid interest held by Capricorn I were exchanged for $5.1 million in principal amount of the Company's 13% Subordinated Promissory Note due 2000 (the "Cap I Note").

     During the period from June 1989 through January 1997, the Common Stock owned by each investor other than Capricorn I was acquired by either Capricorn I or the Company with the result that at the end of January 1997 Capricorn I was the Company's sole stockholder.

     In June 1997, the Company engaged in the 1997 Financing, in part to finance the acquisition of TEST. At that time, Capricorn II invested an aggregate of $13.0 million in the Company and received in exchange 2,113,334 shares of Common Stock and $2.4 million in principal amount of the Company's 13% Subordinated Promissory Note due 2000 (the "Cap II Note"), the terms of which are, except for the principal amount, identical to the Cap I Note.

     After the 1997 Financing, Capricorn I owned an aggregate of 4,553,334 shares of Common Stock representing 68.3% of the outstanding Common Stock, and Capricorn II owned an aggregate of 2,113,334 shares of Common Stock representing 31.7% of the outstanding Common Stock.

     Capricorn I and Capricorn II are both limited partnerships organized under the laws of Delaware and both constitute private investment funds. Capricorn I is managed by its general partner, Capricorn Holdings, G.P., which in turn is managed by Winokur Holdings, Inc. Herbert S. Winokur, Jr., a director of the Company, is President of Winokur Holdings, Inc.

     Capricorn II is managed by Capricorn Holdings, LLC, a Delaware limited liability company, two of the members of which are Mr. Winokur and Mr. Gregory, the Chairman of the Board and Chief Executive Officer of the Company. Mr. Winokur is the managing member of Capricorn Holdings, LLC.

     In March 1998, the Company entered into a Securities Exchange Agreement with Capricorn I and Capricorn II pursuant to which Capricorn I and Capricorn II agreed to deliver to the Company the Cap I Note and the Cap II Note (together, the "Notes") in exchange for the issuance of Common Stock by the Company to Capricorn I and Capricorn II. The terms of such exchange were set to be equivalent to the price per share agreed at the time of Capricorn II's investment in June 1997, which was $5.03 of principal amount per share of Common Stock. In exchange for the Cap I Note and the Cap II Note, Capricorn I and Capricorn II will receive 1,010,333 shares and 468,925 shares of Common Stock, respectively. These transactions are to be effected immediately prior to the Offering. The Company has agreed in the Cynara Merger Agreement that it will not modify or amend the terms of the Securities Exchange Agreement without the prior written consent of Cynara. Immediately following the consummation of such transactions and prior to consummation of the Offering and the Cynara Acquisition, Capricorn I and Capricorn II will own 5,563,667 shares and 2,582,259 shares, respectively of Common Stock.

     In connection with the Cynara Acquisition, the Company, Capricorn I and Capricorn II have entered into a registration rights agreement, and the stockholders of Cynara have entered into a separate registration rights
agreement with the Company, dated as of           , 1998. Pursuant to these
agreements, Capricorn I, Capricorn II and the stockholders of Cynara will be entitled to certain demand and "piggy-back" registration rights under the Securities Act with respect to the shares of Common Stock held by them (including the right to register the distribution by Capricorn I or Capricorn II of Common Stock to their respective limited partners). These rights may not be exercised for a period of 180 days following the date of this Prospectus without the consent of Donaldson, Lufkin & Jenrette Securities Corporation. The exercise of these rights is subject to customary limitations and conditions.

CAPRICORN MANAGEMENT, G.P.

     Capricorn Management, G.P., ("Capricorn Management") an entity controlled by Mr. Winokur, provides management services to Capricorn I and Capricorn II. The Company contracted in 1989 to pay $350,000 per year plus certain out-of-pocket expenses to Capricorn Management to reimburse it for costs and expenses incurred by it to perform certain management and other responsibilities (including services to PTH, whose capital stock was distributed to Capricorn I on June 30, 1997 and to another affiliate which has been sold). Effective July 1, 1997, the cost reimbursement was reduced to $75,000 a year and is payable quarterly in advance. The Company reimbursed Capricorn Management $350,000, $350,000 and $144,000 for fiscal 1995, 1996 and 1997, respectively, under this agreement.

     In June 1989, the Company entered into an agreement with Capricorn Management (later assigned by Capricorn Management to Winokur Holdings, Inc.), whereby a fee would be paid to Winokur Holdings, Inc., contingent upon the occurrence of certain events as defined in the agreement. During 1997, the fee of $374,000 was paid. No further amounts are payable by the Company under this agreement.

     Employees of Capricorn Management participate in various NATCO benefit plans for which Capricorn Management reimburses the Company. In addition, the Company from time to time is billed by its vendors for Capricorn Management expenses. Accrued costs were $47,800, $25,800 and $115,700 for these services for fiscal 1995, 1996, and 1997, respectively. As of December 31, 1997, Capricorn Management owed the Company $196,000. The outstanding balance was
satisfied on March   , 1998.

PTH

     The Company currently provides tax consulting and analysis services to PTH for $7,000 a month. PTH paid the Company $585,000, $225,000 and $218,000 during 1995, 1996 and 1997, respectively, of which approximately $218,000 annually represents the reimbursement of costs and expenses paid by the Company to Capricorn Management and payments for tax consulting services, as described above. The balance in 1995 and 1996 represented payment of certain inter-company charges. The Company has filed a consolidated federal income tax return, which includes PTH through June 30, 1997.

MISCELLANEOUS

     On November 7, 1997, Mr. Winokur issued a promissory note (the "Original Note") to the Company in the amount of $1.5 million which provided, among other things, for interest to be payable at a rate equal to, at the Company's election, either (i) 10% per annum or (ii) if elected prior to March 10, 1998, a rate per annum calculated by dividing (a) the difference between the average closing price of the Common Stock of the Company for the five business days prior to the due date of the Original Note after such election and $11.75 by (b) $11.75 (the "Participating Rate"). In the event that the Company elected to receive interest at the Participating Rate with respect to all or any portion of the Original Note, Mr. Winokur had the option to pay such portion by delivery of
(i) cash or (ii) shares of the Common Stock of the Company. The Company did not exercise the election with respect to the Participating Rate and, therefore, the Original Note was due in accordance with its terms on March 31, 1998. As of
March   , 1998, the Company and Mr. Winokur executed a new promissory note (the
"New Note") with respect to the Original Note. The outstanding principal and
accrued interest on March   , 1998 under the Original Note was $1.6 million. The
New Note in principal amount of $1.6 million, bearing interest at 11% per annum and due on the later to occur of (i) January 2, 1999 and (ii) the date on which the 173,050 shares of Common Stock described below are publicly traded and have been distributed by Capricorn I to its limited partners, was exchanged for the
Original Note, which was then cancelled. In addition, as of March   , 1998, the
Company and Mr. Winokur executed an option agreement (the "Option Agreement"). Under the Option Agreement, the Company purchased an option to acquire 173,050 shares of Common Stock (at the later to occur of (i) January 2, 1999 and (ii) the date on which such stock is publicly traded and has been distributed by Capricorn I to its limited partners) at a price of $8.81 per share. The cost of such option was $200,000.

     Cynara pays a monthly management fee of $25,000 to Heller Hickox Dimeling Schreiber and Park pursuant to a management agreement. Cynara paid $75,000 and $300,000 in management fees plus reimbursement of expenses during 1996 and 1997, respectively, under such management agreement. Mr. Hickox, who will become a director of the Company upon consummation of the Cynara Acquisition and the Offering, is a general partner of Heller Hickox Dimeling Schreiber and Park. Such management agreement will be terminated effective upon the consummation of the Cynara Acquisition.

     Management believes that the foregoing transactions were no less favorable to the Company than those that would otherwise be obtainable in arms' length transactions with unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 1, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each director, (ii) each Named Executive Officer, (iii) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (iv) all directors and executive officers as a group and (v) Capricorn I, as the Selling Stockholder. Unless otherwise indicated, the Company believes, based on information provided by each such person, that each of the stockholders listed below has sole voting and dispositive power over the shares indicated as owned by such person.

                                        SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                        OWNED PRIOR TO THE                           OWNED AFTER THE
                                             OFFERING              SHARES TO             OFFERING
                                       ---------------------        BE SOLD        --------------------
   NAME OF BENEFICIAL OWNER(1)(2)        NUMBER      PERCENT    IN THE OFFERING     NUMBER      PERCENT
Capricorn I(3).......................   5,563,667      68.3%      __________       __________
                                                                                                -------%
Capricorn II(4)......................   2,582,259      31.7%                       2,582,259
                                                                                                -------%
Herbert S. Winokur, Jr.(5)...........   8,145,926     100.0%                       __________
                                                                                                -------%
Nathaniel A. Gregory(6)(7)...........   3,487,363      38.5%                       3,487,363
                                                                                                -------%
E. Hale Staley(7)....................      33,334      *                              33,334         *
Patrick M. McCarthy(7)...............     133,334      *                             133,334
                                                                                                -------%
William B. Wiener III(7).............      66,667      *                              66,667         *
Frank Smith(7).......................      41,668      *                              41,668         *
David Volz(7)........................      16,667      *                              16,667         *
Howard I. Bull.......................       1,334      *                               1,334         *
Keith K. Allan.......................       1,334      *                               1,334         *
George K. Hickox, Jr. ...............          --      *                             151,789
                                                                                                -------%
All directors and executive officers
  as a group (12 persons)(5)(6)(7)...   9,360,702       100%
                                                                                                -------%

------------------------------
 * Less than 1%.

(1) Except as otherwise noted, each stockholder has sole voting and investment power with respect to the shares beneficially owned.

(2) The address of Capricorn I, Capricorn II and Mr. Winokur is 30 East Elm Street, Greenwich, Connecticut 06830.

(3) A Delaware limited partnership of which Capricorn Holdings L.P. is the general partner. Mr. Winokur, a director of the Company, controls the general partner of Capricorn Holdings L.P.

(4) A Delaware limited partnership of which Capricorn Holdings LLC is the general partner. Messrs. Winokur and Gregory, directors of the Company, are Managing Member and Member of Capricorn Holdings LLC, respectively.

(5) The 8,145,926 shares indicated as beneficially owned by Mr. Winokur are owned directly by Capricorn I and Capricorn II and are included due to Mr. Winokur's affiliation with Capricorn I and Capricorn II.

(6) Of the 3,487,363 shares indicated as beneficially owned by Mr. Gregory, 2,582,259 are owned directly by Capricorn II and are included because of Mr. Gregory's affiliation with Capricorn II.

(7) Of the shares indicated as beneficially owned by Messrs. Gregory, Staley, McCarthy, Wiener, Smith and Volz, 905,104; 33,334; 133,334; 66,667; 41,668
     and 16,667 shares, respectively, may be acquired by such persons within 60 days through the exercise of stock options. The shares owned by the executive officers and directors as a group include 1,214,776 shares that may be acquired by such persons within 60 days through the exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share, (the "Preferred Stock"). As of December 31, 1997, 6,666,668 shares of Common Stock were outstanding and held of record by Capricorn I and Capricorn II, and no shares of Preferred Stock were outstanding. Prior to this Offering, there has been no public market for the Common Stock. Although the Company intends to make application to list the Common Stock on the NYSE, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors -- No Prior Public Market and Determination of Public Offering Price" and "Dilution."

     The following descriptions of certain of the provisions of the Certificate of Incorporation of the Company, as amended and restated (the "Company Charter"), and of the Rights Agreement (as defined below) are necessarily general and do not purport to be complete and are qualified in their entirety by reference to such documents, which are included as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued pursuant to authorization of the Board of Directors, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company out of legally available funds. The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. In addition, the Company's Bank Credit Facilities contain provisions that restrict the Company from paying dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to share ratably in all remaining assets of the Company. The holders of Common Stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     General. The Board of Directors of the Company has authority, without stockholder approval to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations thereof of each such series. Among the specific matters that may be determined by the Board of Directors are the designation, dividend rights, conversion rights, voting powers, redemption rights and liquidation preferences of each such series. The issuance of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The Company has no present plans to issue any Preferred Stock.

     One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued pursuant to authorization by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover or otherwise. In this regard, the Company Charter grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control of the Company or
(vi) to exercise other rights designed to impede a takeover. The issuance of shares of Preferred Stock pursuant to the authority of the Board of Directors described above may adversely affect the rights of holders of Common Stock.

     Series A Preferred Stock. The Board of Directors of the Company has, in conjunction with its adoption of the Rights Agreement described below, designated 500,000 shares of Preferred Stock as the Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). The terms of the Series A Preferred Stock are designed so that the value of each one-hundredth of a share purchasable upon exercise of a Right will approximate the value of one share of Common Stock. The Series A Preferred Stock is nonredeemable and will rank junior to all other series of Preferred Stock. Each whole share of Series A Preferred Stock is entitled to receive a cumulative quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash or
(ii), in the aggregate, 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock are entitled to receive a preferential liquidation payment equal to the greater of
(i) $100.00 per share or (ii), in the aggregate, 100 times the payment made on the Common Stock, plus, in either case, the accrued and unpaid dividends and distributions thereon. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash or property, each whole share of Series A Preferred Stock is entitled to receive 100 times the amount received per share of Common Stock. Each whole share of Series A Preferred Stock is entitled to 100 votes on all matters submitted to a vote of the stockholders of the Company, and holders of Series A Preferred Stock will generally vote together as one class with the holders of Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Company.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Stockholder Action by Unanimous Consent. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, any action that could be taken by its stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. The Company Charter provides that stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

     Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company Charter and Company Bylaws grant the Board of Directors the power to adopt, amend and repeal the Company Bylaws at any regular or special meeting of the Board of Directors upon the affirmative vote of a majority of the directors then in office. The Company's stockholders may adopt, amend or repeal the Company Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of a majority of the Common Stock present at such meeting in person or by proxy or by unanimous written consent.

RIGHTS TO PURCHASE PREFERRED STOCK

     On             , 1998, the Board of Directors declared a dividend of one
preferred share purchase right (a "Right") for each outstanding share of Common
Stock held of record on             , 1998, and approved the further issuance of
Rights with respect to all shares of Common Stock that are subsequently issued. The Rights were issued subject to a Rights Agreement dated as of February 17, 1998 between the Company and

Chase Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"). Each Right now entitles the registered holder to purchase from the Company one-hundredth of a share of Series A Preferred Stock at a price of
$          in cash (the "Purchase Price"), subject to adjustment. See
"-- Preferred Stock -- Series A Preferred Stock." Until the occurrence of certain events described below, the Rights are not exercisable, will be evidenced by the certificates for Common Stock and will not be transferable apart from the Common Stock.

     Detachment of Rights; Exercise. The Rights are currently attached to all certificates representing outstanding shares of Common Stock and no separate Right certificates have been distributed. The Rights will separate from the Common Stock and a distribution date ("Distribution Date") will occur upon the earlier of (i) ten business days following the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company or (ii) ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

     The Rights are not exercisable until the Distribution Date. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate certificates alone will thereafter evidence the Rights.

     If a person or group were to acquire 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Common Stock (or, under certain circumstances, the equivalent number of one-hundredths of a share of Series A Preferred Stock) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If following the occurrence of a Distribution Date the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision must be made so that each holder of a Right would thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     Antidilution and Other Adjustments. The number of shares (or fractions thereof) of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares (or fractions thereof) of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or any subdivision, consolidation or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Exchange Option. At any time after the acquisition by a person or group or affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one-hundredth of a share of Series A Preferred Stock) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.

     Redemption of Rights. At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Expiration; Amendment of Rights. The Rights will expire on             ,
2008, unless earlier extended, redeemed or exchanged. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the expiration date of the Rights, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of holders of the Rights.

DELAWARE ANTITAKEOVER LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. The latter term is defined to include any person, other than such corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

CERTAIN EFFECTS OF RIGHTS AND ANTITAKEOVER LAW

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without the approval of the Board of Directors of the Company. Moreover, the Rights and the above described provisions of the Delaware General Corporation Law may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, the Rights and these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have             shares
of Common Stock outstanding (            shares if the Underwriters'
over-allotment option is exercised in full). Of these outstanding shares of
Common Stock,             shares to be sold in this Offering will be freely
tradeable without restriction or further registration under the Act, unless purchased by "Affiliates" of the Company, as that term is defined in Rule 144
("Rule 144") under the Act described below. The remaining             shares of
Common Stock outstanding after the Offering will be "restricted securities" within the meaning of Rule 144 under the Act and may not be sold in a public distribution except in compliance with the registration requirements of the Act or an applicable exemption under the Act, including an exemption pursuant to Rule 144 thereunder. Restricted securities are eligible for sale in the public market pursuant to Rule 144 no sooner than one year from the date of acquisition. In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 123,000 shares immediately after the Offering); or (ii) generally, the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     The Company has granted certain stockholders registration rights. See "Certain Transactions -- Securities Transactions."

     As of March 1, 1998, the Company has reserved an aggregate of 1,755,115 shares of Common Stock for issuance upon exercise of options of which 1,279,778 are exercisable immediately upon consummation of the Offering. See
"Management -- Executive Compensation -- Stock Option Plans."

                     DESCRIPTION OF BANK CREDIT FACILITIES

     The following is a description of the principal terms of certain of the Company's indebtedness, including indebtedness to be repaid with a portion of the proceeds of the Offering. Copies of the definitive agreements setting forth the terms of this indebtedness have been filed as exhibits to the Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus is a part. The following summaries of certain provisions of the agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the agreements. See the notes to the Company's consolidated financial statements.

U.S. CREDIT FACILITY

     On June 30 1997, National Tank Company, the Company's wholly-owned subsidiary, entered into a credit facility (the "U.S. Credit Facility") with Chase Bank of Texas, N.A., as agent (the "Agent"), and other lending institutions party thereto (the "Lenders"). The U.S. Credit Facility provides for an aggregate principal amount of term loans equal to $10 million and an aggregate principal amount of revolving loans of up to $18 million subject to borrowing base limitations. As of March 1, 1998, $9.3 million of term borrowings and $14.0 million of revolving borrowings were outstanding under the U.S. Credit Facility. The term borrowings mature on June 30, 2002, and the revolving borrowings mature on June 30, 2000. Indebtedness under the U.S. Credit Facility bears interest at a floating rate based (at the Company's option) upon (i) the Base Rate with respect to Base Rate Loans, plus the Margin Percentage or (ii) the London Interbank Offered Rate for one, two, three or six months, plus the Margin Percentage. The Base Rate is the greater of (i) the Prime Rate or

(ii) the Federal Funds Rate plus 1/2 of 1%. The Margin Percentage for Base Rate Loans varies from 1.00% to 0.00% depending on the Company's debt to capitalization ratio; and the Margin Percentage for Eurodollar Loans varies from 2.75% to 1.00% depending on the Company's debt to capitalization ratio.

EXIM CREDIT FACILITY

     The Company's subsidiary National Tank Company has entered into the EXIM Credit Facility with Chase Bank of Texas, N.A., as lender (the "EXIM Lender"). The EXIM Credit Facility provides for an aggregate principal amount of revolving loans and letters of credit of up to $5 million subject to borrowing base limitations. Indebtedness under the EXIM Credit Facility bears interest at a floating rate based (at the Company's option) upon (i) the Base Rate with respect to Base Rate Loans or (ii) the London Interbank Offered Rate for one, two, three or six months, plus 2.25% per annum. The Base Rate is the greater of
(i) the Prime Rate or (ii) the Federal Funds Rate. As of March 1, 1998, an aggregate of $17,000 of borrowings were outstanding under the EXIM Credit Facility. The EXIM Credit Facility matures on June 30, 1998.

CANADIAN CREDIT FACILITY

     NATCO Canada, Ltd., a wholly owned subsidiary of the Company ("NATCO Canada") has entered into a credit facility (the "Canadian Credit Facility") with The Bank of Nova Scotia, as lender (the "Canadian Lender"). The Canadian Credit Facility provides for an aggregate principal amount of revolving loans and bankers' acceptances of up to Cdn.$10.0 million subject to borrowing base limitations. As of February 28, 1998, an aggregate of $4.2 million was outstanding under the Canadian Credit Facility. The Canadian Credit Facility is repayable on demand. Indebtedness under the Canadian Credit Facility bears interest at a floating rate based (at NATCO Canada's option) upon the Canadian Prime Rate plus 1/2 of 1% per annum. NATCO Canada may also issue bankers' acceptances at the Canadian Lender's commercial bankers' acceptance fee plus
 1/2 of 1% for bankers' acceptances having a 30 to 180 day tenor, as applicable.

CYNARA CREDIT FACILITY

     Cynara entered into a credit facility (the "Cynara Credit Facility") with Bank One Texas, N.A., as lender. The Cynara Credit Facility consists of (i) a term loan in the amount of $7.0 million which matures on December 31, 2002 and bears interest at the lender's prime rate plus 1% and (ii) a revolving credit facility with aggregate borrowing capacity of $6.0 million, of which $1.8 million was outstanding as of March 1, 1998, which matures on October 31, 1999 and bears interest at the lender's prime rate.

RESTRICTIVE COVENANTS

     The Bank Credit Facilities and the Cynara Credit Facility also contain covenants that, among other things, limit the incurrence of additional indebtedness, the nature of the business of the Company and its subsidiaries, investments, leases of assets, creation and ownership of subsidiaries, dividends, transactions with affiliates, mergers, consolidations and acquisitions and dispositions of assets, liens and encumbrances and other matters customarily restricted in similar credit agreements.

                                  UNDERWRITING

     Subject to the terms and subject to the conditions of an Underwriting
Agreement, dated             , 1998 (the "Underwriting Agreement"), the
Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Smith Barney Inc. and Simmons & Company International (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholder the respective numbers of shares of Common Stock set forth opposite their names below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Smith Barney Inc. ..........................................
Simmons & Company International.............................

                                                              --------
          Total.............................................
                                                              ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $          per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $          per share. After the
initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in
whole or in part, up to           additional shares of Common Stock at the
initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholder) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or

(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless or whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, such other securities, cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholder) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock without DLJ's prior written consent.

     Of the Common Stock offered hereby, up to 5% of the shares offered hereby will be directed to, and may be purchased by, employees of the Company and others, subject to certain restrictions of the National Association of Securities Dealers, Inc.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company, representatives of the Selling Stockholder and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

     Application will be made to list the Common Stock on the NYSE under the symbol NTG, subject to official notice of issuance. In order to meet the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholder or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable laws, rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such offer or solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if DLJ repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise or if DLJ receives a report that indicates that the clients of such syndicate members have "flipped" the Common Stock. These activities may stabilize or maintain the market price of the Common Stock at above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     Affiliates of DLJ own limited partnership interests in Capricorn I and Capricorn II. Affiliates of Smith Barney Inc. own limited partnership interests in Capricorn II.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

     The consolidated financial statements of NATCO Group Inc. and its subsidiaries as of March 31, 1997 and 1996, and for each of the fiscal years in the three-year period ended March 31, 1997, and of Total Engineering Services Team, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the Registration Statement of which this Prospectus is a part in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of The Cynara Company at December 31, 1997 and 1996, and for the year ended December 31, 1997 and for the period from March 5, 1996 (date of inception) to December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Commission a Registration Statement under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NATCO GROUP INC. AND SUBSIDIARIES
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of March 31, 1996 and 1997
  and December 31, 1997 (unaudited).........................   F-3
Consolidated Statements of Operations for the years ended
  March 31, 1995, 1996 and 1997 and for the nine months
  ended December 31, 1996 and 1997 (unaudited)..............   F-4
Consolidated Statements of Stockholders' Equity (Deficit) as
  of March 31, 1994, 1995, 1996 and 1997 and as of December
  31, 1997 (unaudited)......................................   F-5
Consolidated Statements of Cash Flows for the years ended
  March 31, 1995, 1996 and 1997 and for the nine months
  ended December 31, 1996 and 1997 (unaudited)..............   F-6
Notes to Consolidated Financial Statements..................   F-7
TOTAL ENGINEERING SERVICES TEAM, INC.
Independent Auditors' Report................................  F-27
Balance Sheets as of December 31, 1995 and 1996 and June 30,
  1997 (unaudited)..........................................  F-28
Statements of Income for the years ended December 31, 1994,
  1995 and 1996 and for the six months ended June 30, 1997
  (unaudited)...............................................  F-29
Statements of Stockholders' Equity as of December 31, 1994,
  1995 and 1996 and as of June 30, 1997 (unaudited).........  F-30
Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and for the six months
  ended June 30, 1997 (unaudited)...........................  F-31
Notes to Financial Statements...............................  F-32
THE CYNARA COMPANY
Report of Independent Auditors..............................  F-36
Balance Sheets as of December 31, 1996 and 1997.............  F-37
Statements of Operations for the period from March 5, 1996
  (date of inception) to December 31, 1996 and for the year
  ended December 31, 1997...................................  F-38
Statements of Stockholders' Equity as of December 31, 1996
  and 1997..................................................  F-39
Statements of Cash Flows for the period from March 5, 1996
  (date of inception) to December 31, 1996 and for the year
  ended December 31, 1997...................................  F-40
Notes to Financial Statements...............................  F-41

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
NATCO Group Inc.:

     We have audited the accompanying consolidated balance sheets of NATCO Group Inc., (formerly Cummings Point Industries, Inc.) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity deficit and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NATCO Group Inc. and subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

June 27, 1997, except
for footnote 3, which
is as of March 6, 1998

                       NATCO GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                MARCH 31,
                                                           --------------------    DECEMBER 31,
                                                             1996        1997          1997
                                                           --------    --------    ------------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................  $  2,189    $  1,216      $  1,447
  Restricted cash........................................       453         408           551
  Trade accounts receivable, less allowance for doubtful
     accounts of $572, $508, and $907 at March 31, 1996
     and 1997, and December 31, 1997, respectively.......    18,799      28,096        47,363
  Inventories............................................    12,777      16,695        19,507
  Deferred income tax assets.............................     1,180       1,255         3,181
  Prepaid expenses and other current assets..............     1,040       1,053         2,730
  Net assets of discontinued operations..................     8,946       9,483            --
                                                           --------    --------      --------
          Total current assets...........................    45,384      58,206        74,779
Property, plant and equipment, net.......................     6,660       6,833         9,133
Cost in excess of fair value of net assets acquired......       232         219         6,036
Deferred income tax assets...............................     5,697       5,520         5,874
Other assets, net........................................       547         501           921
                                                           --------    --------      --------
          Total assets...................................  $ 58,520    $ 71,279      $ 96,743
                                                           ========    ========      ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt.................  $  8,628    $  3,953      $  1,680
  Revolving credit bank loan.............................     2,296       5,860         5,914
  Accounts payable.......................................    19,682      21,950        20,444
  Accrued expenses and other.............................     9,684       9,438        16,119
  Customer advances......................................     1,038       1,240         1,174
  Income taxes payable...................................       121       2,278         2,010
                                                           --------    --------      --------
          Total current liabilities......................    41,449      44,719        47,341
Long-term debt, excluding current installments...........    12,321      17,753        28,920
Postretirement benefit liability.........................    12,695      14,608        15,012
Deferred income tax liabilities..........................        88          --            --
                                                           --------    --------      --------
          Total liabilities..............................    66,553      77,080        91,273
Stockholders' equity (deficit):
  Preferred stock $.01 par value. 5,000,000 shares
     authorized; no shares outstanding...................        --          --            --
  Common stock, $.01 par value. Authorized 26,666,667
     shares; issued and outstanding 6,666,668 shares.....         1           1            50
  Additional paid-in capital.............................    11,142       8,382        18,962
  Accumulated deficit....................................   (13,838)     (8,649)       (8,024)
  Treasury stock, 470,188 shares at cost.................    (4,350)     (4,350)       (4,350)
  Cumulative translation adjustments.....................      (563)       (764)       (1,168)
  Notes receivable from stockholders.....................      (425)       (421)           --
                                                           --------    --------      --------
          Total stockholders' equity (deficit)...........    (8,033)     (5,801)        5,470
Commitments and contingencies
                                                           --------    --------      --------
          Total liabilities and stockholders' equity
            (deficit)....................................  $ 58,520    $ 71,279      $ 96,743
                                                           ========    ========      ========

          See accompanying notes to consolidated financial statements.

                       NATCO GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               FOR THE NINE
                                                 FOR THE YEAR ENDED            MONTHS ENDED
                                                     MARCH 31,                 DECEMBER 31,
                                           ------------------------------   ------------------
                                             1995       1996       1997      1996       1997
                                           --------   --------   --------   -------   --------
                                                                               (UNAUDITED)
Revenues.................................  $109,909   $112,724   $126,657   $91,375   $146,653
Cost of goods sold.......................    88,229     91,258     99,984    71,070    116,153
                                           --------   --------   --------   -------   --------
          Gross profit...................    21,680     21,466     26,673    20,305     30,500
Selling, general and administrative
  expense................................    22,483     21,754     22,051    16,230     21,302
Restructuring charge.....................       984        776         21       182        282
Depreciation and amortization expense....       903        731        862       573        909
Interest expense.........................     3,358      2,422      1,861     1,422      2,180
Interest cost on postretirement benefit
  liability..............................     1,064        932        957       676        786
Revaluation (gain) loss on postretirement
  benefit liability......................    (4,781)     2,273      1,466        --         --
Interest income..........................    (1,692)      (336)      (116)      (89)       (96)
Gain on sale of investment...............   (10,124)    (6,320)        --        --         --
                                           --------   --------   --------   -------   --------
          Income (loss) from continuing
            operations before income
            taxes........................     9,485       (766)      (429)    1,311      5,137
Income tax provision (benefit)...........     4,495       (430)        59       551        718
                                           --------   --------   --------   -------   --------
          Income (loss) from continuing
            operations...................     4,990       (336)      (488)      760      4,419
Income from discontinued operations (net
  of applicable income taxes of $(833),
  $831, $1,032, $1,408 and $395
  respectively)..........................       331        811      1,100       565        767
Gain on disposal of PTH division (net of
  applicable income taxes of $3,807).....        --         --      4,788        --         --
                                           --------   --------   --------   -------   --------
          Net income.....................  $  5,321   $    475   $  5,400   $ 1,325   $  5,186
                                           ========   ========   ========   =======   ========
Basic earnings per share.................  $   0.82   $   0.08   $   0.90   $  0.22   $   0.70
Diluted earnings per share...............      0.82       0.08       0.85      0.21       0.66
Basic weighted average number of shares
  of common stock........................     6,502      6,056      6,032     6,032      7,451
Diluted weighted average number of shares
  of common stock........................     6,502      6,243      6,371     6,371      7,895

          See accompanying notes to consolidated financial statements.

                       NATCO GROUP INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (DOLLARS IN THOUSANDS)

                                                                                                                    NOTES
                                                             ADDITIONAL                            CUMULATIVE     RECEIVABLE
                                                    COMMON    PAID-IN     ACCUMULATED   TREASURY   TRANSLATION       FROM
                                         SHARES     STOCK     CAPITAL       DEFICIT      STOCK     ADJUSTMENTS   STOCKHOLDERS
                                        ---------   ------   ----------   -----------   --------   -----------   ------------
Balances at March 31, 1994............  5,023,008    $ 1      $10,070      $(18,446)    $    --      $  (450)       $(424)
Change in warrant value...............         --     --          594          (594)         --           --           --
Net income............................         --     --           --         5,321          --           --           --
Change in equity of minority
  interest............................         --     --         (102)           --          --           --           --
Foreign currency translation
  adjustment..........................         --     --           --            --          --          (29)          --
Interest on notes receivable..........         --     --           --            --          --           --          (14)
                                        ---------    ---      -------      --------     -------      -------        -----
Balances at March 31, 1995............  5,023,008      1       10,562       (13,719)         --         (479)        (438)
Change in warrant value...............         --     --          594          (594)         --           --           --
Net income............................         --     --           --           475          --           --           --
Change in equity of minority
  interest............................         --     --          (14)           --          --           --           --
Purchase of treasury stock............   (469,674)    --           --            --      (4,350)          --           --
Foreign currency translation
  adjustment..........................         --     --           --            --          --          (84)          --
Stockholder note repayments...........         --     --           --            --          --           --           13
                                        ---------    ---      -------      --------     -------      -------        -----
Balances at March 31, 1996............  4,553,334      1       11,142       (13,838)     (4,350)        (563)        (425)
Purchase of warrant...................         --     --       (2,889)         (211)         --           --           --
Net income............................         --     --           --         5,400          --           --           --
Change in equity of minority
  interest............................         --     --          129            --          --           --           --
Foreign currency translation
  adjustment..........................         --     --           --            --          --         (201)          --
Stockholder note repayments...........         --     --           --            --          --           --            4
                                        ---------    ---      -------      --------     -------      -------        -----
Balances at March 31, 1997............  4,553,334      1        8,382        (8,649)     (4,350)        (764)        (421)
                                        ---------    ---      -------      --------     -------      -------        -----
Issue Common stock -- unaudited.......  2,113,334     16       10,613            --          --           --           --
Dividends paid -- unaudited...........         --     --           --        (4,561)         --           --           --
Net income -- unaudited...............         --     --           --         5,186          --           --           --
Foreign currency translation
  adjustment -- unaudited.............         --     --           --            --          --         (404)          --
Note repayment -- unaudited...........         --     --           --            --          --           --          421
                                        ---------    ---      -------      --------     -------      -------        -----
Balances at December 31, 1997 --
  unaudited...........................  6,666,668    $50      $18,962      $ (8,024)    $(4,350)     $(1,168)       $  --
                                        =========    ===      =======      ========     =======      =======        =====


                                             TOTAL
                                         STOCKHOLDERS'
                                        EQUITY (DEFICIT)
                                        ----------------
Balances at March 31, 1994............      $(9,249)
Change in warrant value...............           --
Net income............................        5,321
Change in equity of minority
  interest............................         (102)
Foreign currency translation
  adjustment..........................          (29)
Interest on notes receivable..........          (14)
                                            -------
Balances at March 31, 1995............       (4,073)
Change in warrant value...............           --
Net income............................          475
Change in equity of minority
  interest............................          (14)
Purchase of treasury stock............       (4,350)
Foreign currency translation
  adjustment..........................          (84)
Stockholder note repayments...........           13
                                            -------
Balances at March 31, 1996............       (8,033)
Purchase of warrant...................       (3,100)
Net income............................        5,400
Change in equity of minority
  interest............................          129
Foreign currency translation
  adjustment..........................         (201)
Stockholder note repayments...........            4
                                            -------
Balances at March 31, 1997............       (5,801)
                                            -------
Issue Common stock -- unaudited.......       10,629
Dividends paid -- unaudited...........       (4,561)
Net income -- unaudited...............        5,186
Foreign currency translation
  adjustment -- unaudited.............         (404)
Note repayment -- unaudited...........          421
                                            -------
Balances at December 31, 1997 --
  unaudited...........................      $ 5,470
                                            =======

          See accompanying notes to consolidated financial statements.

                       NATCO GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                FOR THE NINE
                                                                  FOR THE YEARS ENDED           MONTHS ENDED
                                                                       MARCH 31,                DECEMBER 31,
                                                              ----------------------------    -----------------
                                                                1995       1996      1997      1996      1997
                                                              --------    ------    ------    ------    -------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  5,321    $  475    $5,400    $1,325    $ 5,186
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Change in equity of minority interest...................      (102)      (14)      129        --         --
    Deferred income tax provision...........................     4,826        40        14      (837)    (1,674)
    Depreciation and amortization expense...................       903       731       862       573        909
    Noncash interest expense................................     2,449     1,077       925       747        880
    Interest cost on postretirement benefit liability.......     1,064       932       957       676        786
    Gain on sale of property, plant and equipment...........       (76)      (73)     (285)     (163)      (412)
    Gain on sale of investment..............................   (10,124)   (6,320)       --        --         --
    Loss (gain) on revaluation of postretirement benefit
      liability.............................................    (4,781)    2,273     1,466        --         --
    Other, net..............................................        --        --       107        49         --
    Change in assets and liabilities:
      (Increase) decrease in restricted cash................       (42)       23        45      (102)      (143)
      (Increase) decrease in trade accounts receivable......    (3,838)    4,991    (9,297)   (5,792)    (4,226)
      (Increase) decrease in inventories....................    (2,637)     (313)   (3,918)   (2,081)       617
      (Increase) decrease in due from affiliates, net.......       104       (39)       --        --         --
      (Increase) decrease in prepaid expense and other
        current assets......................................       (46)      719       (13)      (78)    (1,604)
      (Increase) decrease in net assets of discontinued
        operations..........................................    (1,506)   (2,207)     (537)    4,158        346
      Increase (decrease) in current installment of
        long-term debt......................................    (2,843)     (995)   (4,675)   (4,678)    (2,273)
      Increase (decrease) in other current liabilities,
        net.................................................       867      (835)    2,157     1,030       (268)
      Increase (decrease) in accounts payable...............    10,808    (2,340)    3,091       (38)    (5,093)
      Increase (decrease) in accrued expenses...............    (5,166)   (1,142)     (246)      914      3,014
      Increase (decrease) in customer advances and other....      (341)   (2,394)      202       777        (66)
                                                              --------    ------    ------    ------    -------
        Net cash used in operating activities...............    (5,160)   (5,411)   (3,616)   (3,520)    (4,021)
                                                              --------    ------    ------    ------    -------
Cash flows from investing activities:
  Proceeds from sale of investment..........................    17,793    10,343        --        --         --
  Capital expenditures for property, plant and equipment....    (3,898)   (1,108)   (1,159)     (658)      (825)
  Proceeds from sales of property, plant and equipment......       111       309       361       190      1,121
  Acquisition, net of working capital acquired..............        --        --        --        --    (21,088)
  Other.....................................................     1,451        --        --        --         --
                                                              --------    ------    ------    ------    -------
        Net cash provided by (used in) investing
          activities........................................    15,457     9,544      (798)     (468)   (20,792)
                                                              --------    ------    ------    ------    -------
Cash flows from financing activities:
  Net advances under revolving credit agreements............     1,188     2,804     6,843     1,389      6,229
  Change in bank overdrafts.................................      (151)      725      (823)       41        239
  Proceeds from notes receivable............................     3,000        --        --        --        421
  Proceeds from long-term debt..............................     1,900        --     2,500     2,500     17,052
  Repayments of long-term debt..............................   (13,984)   (8,830)   (1,272)   (1,106)    (8,364)
  Purchase of treasury stock................................        --      (810)       --        --
  Purchase of warrants......................................        --        --    (3,100)       --         --
  Issuance of common stock..................................        --        --        --        --     10,629
  Payments on postretirement benefit liability..............      (486)     (484)     (510)     (375)      (382)
  Other, net................................................       (14)      (81)        4       (14)      (376)
                                                              --------    ------    ------    ------    -------
        Net cash provided by (used in) financing
          activities........................................    (8,547)   (6,676)    3,642     2,435     25,448
                                                              --------    ------    ------    ------    -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (29)      (84)     (201)     (181)      (404)
                                                              --------    ------    ------    ------    -------
Increase (decrease) in cash and cash equivalents............     1,721    (2,627)     (973)   (1,734)       231
Cash and cash equivalents at beginning of year..............     3,095     4,816     2,189     2,189      1,216
                                                              --------    ------    ------    ------    -------
Cash and cash equivalents at end of year....................  $  4,816    $2,189    $1,216    $  455    $ 1,447
                                                              ========    ======    ======    ======    =======
Cash payments for:
  Interest..................................................  $  1,819    $2,589    $2,973    $1,220    $ 1,017
                                                              ========    ======    ======    ======    =======
  Income taxes..............................................  $     --    $1,064    $  260    $  666    $ 1,270
                                                              ========    ======    ======    ======    =======

          See accompanying notes to consolidated financial statements.

                       NATCO GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)
(1) ORGANIZATION

     NATCO Group Inc. (the Company), formerly Cummings Point Industries, Inc., was formed in June 1988 by Capricorn Investors, L.P. (Capricorn). Capricorn led a group of investors who invested sufficient funds in the Company to enable the Company to acquire three businesses from Combustion Engineering, Inc. (C-E). On June 21, 1989, the Company acquired from C-E all of the outstanding common stock of W. S. Tyler, Incorporated (Tyler), American Premier, Inc. (API) (formerly Premier Refractories and Chemicals, Inc.), National Tank Company (NATCO), and the net assets of certain foreign affiliates of the Company. The accompanying consolidated financial statements and all related disclosures include the results of operations of the Company and its majority-owned subsidiaries for the years ended March 31, 1995, 1996 and 1997.

     During 1992, the Company contributed its common stock investment in API to American Premier Holdings, Inc. (APH) in exchange for all of the issued and outstanding common stock of APH. Subsequently, API completed a merger transaction and, as a result, the Company's ownership in APH was reduced to 50%. In November 1993 and August 1994, the Company sold 50% of its remaining investment in APH. An additional 25% was sold in March 1995 reducing the Company's ownership in APH to 12.5%. The remaining investment was sold in August 1995.

     During 1992, the Company contributed its common stock investment in Tyler and $5,500 in cash to Process Technology Holdings, Inc. (PTH) in exchange for all of the issued and outstanding common stock of PTH. In 1992 and 1993, PTH and the Company sold certain shares of PTH common stock to third parties reducing the Company's ownership to 95%.

     During 1996, the Company formed NATCO Holdings, Inc. (NHI) and contributed its investment in NATCO to NHI. Prior to the creation of NHI, NATCO Singapore and NATCO--U.K. were subsidiaries of NATCO. Subsequent to the formation of NHI, these entities are no longer subsidiaries of NATCO but are consolidated at the NHI level. NHI remains wholly-owned by the Company.

     On June 30, 1997, NATCO acquired Total Engineering Services Team, Inc.
(TEST).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Business

     The Company's consolidated subsidiaries operate as:

     -NATCO -- manufacturer of equipment, and provider of services for separating gases, liquids and suspended solids with operations in the United States, Canada, United Kingdom, Singapore, Japan, and Venezuela;

     -TEST -- designs, manufactures and installs instrumentation and electrical control systems for the petroleum industry with operations in the United States, Republic of Kazakastan and Nigeria.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

  Concentration of Credit Risk

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographies. As of March 31, 1997, the Company had no significant concentrations of credit risk.

  Cash Equivalents

     The Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

  Restricted Cash

     At March 31, 1996 and 1997 and December 31, 1997, $453, $408 and $551,
respectively, of cash was pledged as collateral on outstanding letters of credit related to performance and warranty guarantees, and was classified as restricted cash on the balance sheet.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the last in, first out (LIFO) method for NATCO domestic inventories, average cost for TEST inventories and the first in, first out (FIFO) method for all other inventories.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less an allowance for depreciation. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives. Maintenance and repair costs are expensed as incurred; renewals and betterments are capitalized. Upon the sale or retirement of properties, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting profit or loss included in income.

     Effective April 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Accordingly, if facts and circumstances indicate that property, plant and equipment may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow was necessary. Adoption of this standard did not have a material effect on the financial positions or results of operations of the Company.

  Cost in Excess of Fair Value of Net Assets Acquired

     The cost in excess of fair value of net assets acquired is being amortized on a straight-line basis over 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization over its remaining life can be recovered through undiscounted future operating cash flows. Based on its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 1997. Amortization expense for the years ended March 31, 1995, 1996, and 1997 was $13. Accumulated amortization at March 31, 1996 and 1997 was $86 and $99.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

  Other Assets, Net

     Other assets consist of prepaid pension assets, deposits of a long-term nature, and deferred financing costs.

     Deferred acquisition financing costs relating to the Company's various loan agreements have been capitalized and are being amortized over the term of the related debt agreements. Amortization expense for the year ended March 31, 1997 was $38, and there was no amortization expense in 1995 and 1996.

  Environmental Remediation Costs

     The Company accrues environmental remediation costs based on estimates of known environmental remediation exposure. Such accruals are recorded when the cost of remediation is probable and estimatable even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

  Revenue Recognition

     Revenues from significant contracts (NATCO contracts greater than $250 and longer than four months in duration and all TEST contracts and orders) are recognized on the percentage of completion method. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claim and change order revenue, if any. Losses expected to be incurred on jobs in progress, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Other revenues and related costs are recognized when products are shipped or services are rendered to the customer.

  Stock-Based Compensation

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provision of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Research and Development

     Research and development costs are charged to operations in the year incurred. The cost of equipment used in research and development activities which has alternative uses is capitalized as equipment and not treated as an expense of the period. Such equipment is depreciated over estimated lives of 5 to 10 years.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

  Income Taxes

     Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the future generation of taxable income during the periods in which those temporary differences become deductible. Management has considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

  Translation of Foreign Currencies

     Financial statement amounts related to foreign operations are translated into their United States dollar equivalents at exchange rates as follows: (1) balance sheet accounts at year-end exchange rates and (2) statement of operations accounts at the weighted average exchange rates for the period. The gains or losses resulting from such translations are deferred as a separate component of stockholders' equity.

     Gains or losses from foreign currency transactions are reflected in the consolidated statements of operations.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the amounts of revenues and expenses recognized during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation.

  Earnings per Common Share

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share, which replaced primary and fully diluted earnings per share with basic and diluted earnings per share. The Company adopted the provisions of SFAS No. 128 in the fourth quarter of 1997 and all previously reported earnings per share data have been restated. Under SFAS No. 128, the basic earnings per share calculation excludes the dilutive effect of common stock equivalents in determining basic earnings per share. The diluted earnings per common and common equivalent share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. For the purposes of this calculation, outstanding employee stock options are considered common stock equivalents. In conformity with Securities and Exchange Commission requirements, common stock, options and warrants, or other potentially dilutive instruments which have been issued for nominal consideration during the periods covered by income

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

statements presented are reflected in earnings per share calculations for all periods presented. The following table presents pro forma earnings per common share amounts computed using SFAS 128:

                                                                                    PER SHARE
                FISCAL YEAR ENDED MARCH 31,                   NET INCOME   SHARES    AMOUNTS
                ---------------------------                   ----------   ------   ---------
1995
Basic EPS...................................................    $5,321     6,502      $0.82
                                                                                      =====
Effect of dilutive securities:
Options.....................................................                  --
                                                                ------     -----      -----
Diluted EPS.................................................    $5,321     6,502      $0.82
                                                                ======     =====      =====
1996
Basic EPS...................................................    $  475     6,056      $0.08
                                                                                      =====
Effect of dilutive securities:
Options.....................................................                 187
                                                                ------     -----      -----
Diluted EPS.................................................    $  475     6,243      $0.08
                                                                ======     =====      =====
1997
Basic EPS...................................................    $5,400     6,032      $0.90
                                                                                      =====
Options.....................................................                 339
                                                                ------     -----      -----
Diluted EPS.................................................    $5,400     6,371      $0.85
                                                                ======     =====      =====

                                                                                    PER SHARE
               NINE MONTHS ENDED DECEMBER 31,                 NET INCOME   SHARES    AMOUNTS
               ------------------------------                 ----------   ------   ---------
1996
Basic EPS...................................................    $1,325     6,032      $0.22
                                                                                      =====
Effect of dilutive securities:
Options.....................................................                 339
                                                                ------     -----      -----
Diluted EPS.................................................    $1,325     6,371      $0.21
                                                                ======     =====      =====
1997
Basic EPS...................................................    $5,186     7,451      $0.70
                                                                                      =====
Effect of dilutive securities:
Options.....................................................                 444
                                                                ------     -----      -----
Diluted EPS.................................................    $5,186     7,895      $0.66
                                                                ======     =====      =====

(3) CAPITAL STOCK

  Common Stock

     On June 25, 1997, the Board of Directors of the Company approved an increase in the number of authorized common shares from 3,000 to 20,000,000. On that date, the directors declared a 7,503 for one common stock split to be effected by the distribution of 7,502 additional shares for each share of common stock held by stockholders of record as of that date. The shares of common stock outstanding prior to the split were as a result converted to 4,553,334 shares. The balances of common stock and additional paid-in capital as of December 31, 1997 have been restated to reflect this split. Par value remained unchanged at $0.01.

     On March 6, 1998, the Board of Directors of the Company approved an increase in the number of authorized common shares from 20,000,000 to 50,000,000. On that date, the directors declared a 4 for 3

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

common stock split to be effected by the exchange of four shares for every three shares of common stock held by stockholders of record as of that date. All share data has been restated to reflect the effects of this transaction.

(4) ACQUISITION

     On June 30, 1997, NATCO completed the acquisition of Total Engineering Services Team, Inc. (TEST) from Weatherford Enterra, Inc. for $22,475 in cash. The funds used for the acquisition of TEST were provided by a $13,000 contribution from Capricorn Investors II, L.P. (Capricorn II) and proceeds from a new senior credit facility provided by a major international bank.

     The acquisition has been accounted for as a purchase and the results of TEST have been included in the consolidated financial statements since the date of the acquisition. The purchase agreement allowed for purchase price adjustments and included a guarantee of collectibility for TEST accounts receivable acquired at the purchase price date. The Company subsequently received cash of $1,387, and $1,690 related to purchase price adjustments and the reimbursement of uncollected accounts receivable of TEST, respectively, at the end of the purchase price adjustment period. Cost in excess of fair value of net assets acquired amounted to approximately $5,800 and is being amortized over a forty (40) year period.

     The unaudited pro forma results of TEST for the fiscal years ended March 31, 1996 and 1997 below assume the acquisition occurred on April 1, 1995.

                                                                   MARCH 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Revenues....................................................  $161,713    $178,701
Income from operations......................................     2,170       2,229
Net income..................................................     1,809         835
Net income per share:
  Basic.....................................................  $   0.30    $   0.14
  Diluted...................................................  $   0.28    $   0.13

     Pro forma data does not purport to be indicative of the actual results if these events actually occurred at the beginning of the periods presented and is not intended to be a projection of future results. The pro forma results include the amortization of cost in excess of fair value of net assets acquired ($145 annually). It also assumes that non specific corporate overhead charged to TEST in the amount of $352 and $943 for the years ended 1996 and 1997, respectively, would be duplicative to NATCO's corporate overhead, and has not been included.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(5) INVENTORIES

     Inventories consisted of the following amounts:

                                                           MARCH 31,
                                                       ------------------   DECEMBER 31,
                                                        1996       1997         1997
                                                       -------    -------   ------------
Finished goods.......................................  $ 3,119    $ 3,525     $ 4,421
Work-in-process......................................    5,698      8,037       7,314
Raw materials and supplies...........................    4,225      5,399       8,038
                                                       -------    -------     -------
          Inventories at FIFO........................   13,042     16,961      19,773
Excess of FIFO over LIFO cost........................     (265)      (266)       (266)
                                                       -------    -------     -------
                                                       $12,777    $16,695     $19,507
                                                       =======    =======     =======

     At March 31, 1996 and 1997, and December 31, 1997 inventories valued using the LIFO method amounted to $8,309, $11,213 and $13,326, respectively. During 1996 and 1997 there were no reductions in the LIFO layers.

(6) COST AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs and estimated earnings on uncompleted contracts are as follows:

                                                           MARCH 31,
                                                       ------------------   DECEMBER 31,
                                                        1996       1997         1997
                                                       -------    -------   ------------
Cost incurred on uncompleted contracts...............  $19,259    $22,340     $38,476
Estimated earnings...................................    2,224      2,605       8,641
                                                       -------    -------     -------
                                                        21,483     24,945      47,117
Less billings to date................................   18,823     18,729      42,754
                                                       -------    -------     -------
                                                       $ 2,660    $ 6,216     $ 4,363
                                                       =======    =======     =======
Included in accompanying balance sheets under the
  following captions:
     Trade accounts receivable.......................  $ 3,211    $ 6,216     $ 4,791
     Customer advances...............................     (551)        --        (428)
                                                       -------    -------     -------
                                                       $ 2,660    $ 6,216     $ 4,363
                                                       =======    =======     =======

(7) PROPERTY, PLANT AND EQUIPMENT, NET

     The components of property, plant and equipment, were as follows:

                                                                MARCH 31,
                                        ESTIMATED USEFUL    ------------------   DECEMBER 31,
                                          LIVES (YEARS)      1996       1997         1997
                                        -----------------   -------    -------   ------------
Land and improvements.................       --             $ 1,113    $ 1,097     $ 1,230
Buildings and improvements............    20 to 40            5,490      5,785       6,981
Machinery and equipment...............    3 to 12             6,458      6,554       6,809
Office furniture and equipment........    3 to 12             1,700      2,048       2,909
Less accumulated depreciation.........                       (8,101)    (8,651)     (8,796)
                                                            -------    -------     -------
                                                            $ 6,660    $ 6,833     $ 9,133
                                                            =======    =======     =======

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     Depreciation expense was $768, $718, and $811, and $819 for the years ended March 31, 1995, 1996 and 1997 and for the nine months ended December 31, 1997, respectively.

     NATCO leases certain pieces of machinery and equipment to its customers, generally for periods of one month to one year. The cost of leased machinery and equipment is $2,769 and $2,450 and the related accumulated depreciation is $2,080 and $1,814 at March 31, 1996 and 1997, respectively. Lease and rental income of $878, $938 and $688 for the years ended March 31, 1995, 1996 and 1997, respectively, are included in net sales.

(8) OTHER ASSETS, NET

     Other assets consisted of the following:

                                                           MARCH 31,
                                                         -------------    DECEMBER 31,
                                                         1996     1997        1997
                                                         ----     ----    ------------
Deferred financing costs...............................  $ --     $ 95        $471
Prepaid pension asset..................................   318      308         308
Other assets...........................................   229       98         142
                                                         ----     ----        ----
                                                         $547     $501        $921
                                                         ====     ====        ====

(9) ACCRUED LIABILITIES

                                                         MARCH 31,
                                                     ------------------    DECEMBER 31,
                                                      1996        1997         1997
                                                     ------      ------    ------------
Accrued Liabilities:
  Accrued compensation and benefits................  $2,724      $3,597      $ 8,906
  Liability reserves...............................   3,242       2,951        2,221
  Warranty and product reserves....................   1,329       1,219        1,969
  Taxes............................................     534         910          952
  Other............................................   1,855         761        2,071
                                                     ------      ------      -------
          Totals...................................  $9,684      $9,438      $16,119
                                                     ======      ======      =======

(10) SHORT-TERM DEBT

     At March 31, 1997 and March 31, 1996, NATCO-Canada had $3,796 and $1,178, respectively, outstanding under a revolving credit agreement that is due on demand and bears interest at prime plus 1/2% per annum (5.25% and 7.5% at March 31, 1997 and March 31, 1996, respectively). As of March 31, 1997 and March 31, 1996, the maximum availability under the agreement was $5,068 ($7,000 Canadian) and $3,679 ($5,000 Canadian), respectively. Availability is based on the collateral value of accounts receivable and inventory, as defined in the agreement. As of March 31, 1997 and March 31, 1996, the Company had $1,272 and $1,688, respectively, in additional credit available under this agreement. The loan is secured by collateral mortgages on the subsidiary's property and plant, a general security agreement over all equipment, and a general assignment of accounts receivable. The loan contains various restrictive covenants which include, among others, restrictions on capital asset additions, incurrences of additional debt, the requirement to maintain certain financial ratios and restrictions on the aggregate of capital expenditures and dividends paid in any one fiscal year not to exceed 50% of net cash flow, which is defined as the sum of after-tax net profit plus depreciation and amortization and taxes less payments made on long-term debt. As of March 31, 1997, NATCO was in compliance with all of the restrictive covenants.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     At March 31, 1997, NATCO had an EXIM bank working capital facility for $3,000. The loan bears interest at prime, which was 8.5% at March 31, 1997. Borrowings are based on the value of inventory and accounts receivable. The bank facility is secured by specific project inventory and receivables, a 90% guarantee from EXIM bank, and a second lien on the assets pledged to the NATCO revolving credit bank loan. At March 31, 1997, $2,064 had been drawn against these facilities.

     At March 31, 1996, NATCO had two short-term EXIM bank working capital facilities for $1,000 and $900, respectively. These loans bore interest at prime, which was 6.75% at March 31, 1996. Borrowings were based on the value of inventory and accounts receivable. These bank facilities were secured by specific project inventory and receivables, a 90% guarantee from EXIM bank, and a second lien on the assets pledged to the NATCO revolving credit bank loan. At March 31, 1996, $1,117 had been drawn against these facilities. Subsequent to March 31, 1996 both loans were repaid.

(11) LONG-TERM DEBT

     The consolidated borrowings of the Company are as follows:

                                                        MARCH 31,
                                                  ---------------------    DECEMBER 31,
                                                    1996         1997          1997
                                                  --------      -------    ------------
Related parties
13% subordinated notes, with interest and
  principal payable at maturity, due June 30,
  2000..........................................  $     --      $    --      $ 7,932
11% subordinated note, with interest and
  principal payable at maturity, due June 30,
  2000..........................................     8,486        9,411           --
18% subordinated notes due April 21, 1997.......     1,581          301           --
18% subordinated notes due November 15, 1996 and
  July 31, 1997.................................     4,998        2,682           --
18% subordinated notes due July 31, 1997........       205          211           --
Bank & Other
9% subordinated notes due July 31, 1996.........     1,477           --           --
Revolving credit bank loan with variable
  interest rate (10% at March 31, 1997), due
  June 30, 1999.................................     1,696        4,975           --
Term loan with interest at prime plus 1.75%
  (11.75% at March 31, 1997) monthly payments of
  principal and interest through June 30,
  1999..........................................        --        2,007           --
Term loan with variable interest rate (8.53% at
  December 31, 1997) quarterly payments of
  principal and interest, due June 30, 2002.....        --           --        9,643
Revolving credit bank loan with variable
  interest rate (8.67% at December 31, 1997)
  quarterly payment of interest due June 30,
  2000..........................................        --           --       11,150
Industrial revenue bond, $50 due annually with
  balance due September 1, 2005.................       865          815          765
Mortgage, with interest at prime plus 1%, (5.75%
  at March 31, 1997) quarterly payments of
  principal and interest through May 2000.......     1,248        1,093          959

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                        MARCH 31,
                                                  ---------------------    DECEMBER 31,
                                                    1996         1997          1997
                                                  --------      -------    ------------
Term loan with interest at prime plus 1% (5.75%
  at March 31, 1997) monthly payments on
  principal and interest through February
  2000..........................................       288          211          151
Other debt......................................       105           --           --
                                                  --------      -------      -------
          Total.................................    20,949       21,706       30,600
          Less current installments.............    (8,628)      (3,953)      (1,680)
                                                  --------      -------      -------
          Long-term debt........................  $ 12,321      $17,753      $28,920
                                                  ========      =======      =======

     The aggregate annual future maturities of long-term debt are as follows as of March 31, 1997:

1998........................................................  $3,953
1999........................................................   6,740
2000........................................................     937
2001........................................................   9,461
2002........................................................      50
Thereafter..................................................     565

  Parent Company

     On December 11, 1991, Capricorn loaned $5,000 to the Company in the form of an 11% subordinated note (the 11% Note). Interest is being deferred and added to the principal amount, both of which are due on June 30, 2000. The 11% Note is subordinated to all senior debt of the Company.

     The 18% subordinated notes require quarterly interest payments at a rate of 13.5%, and the additional interest cost of 4.5% is added to the principal of the loan quarterly. Interest expense of $749, $776 and $925 has been recognized and added to the balance of the loan during the years ended March 31, 1995, 1996 and 1997, respectively.

     For a discussion of the 13% subordinated notes, see note 21.

  NATCO

     As of March 31, 1996 and March 31, 1997, NATCO, NHI and the Company participated in a revolving credit agreement which was collateralized by all of the assets of the Company, NHI and NATCO, and was guaranteed by the Company. As of March 31, 1996, the agreement provided for maximum borrowings of $7,000 based on the collateral value of accounts receivable and inventory. As of March 31, 1997, the agreement provided for maximum borrowings of $9,500 and an additional term loan of $2,500. The maximum borrowing amount was based on the collateral value of accounts receivable and inventory and increased in proportion to principal payments on the term loan. At March 31, 1997, the interest rate on the revolving credit facility was 10% (prime plus 1 1/2%). The interest rate on the term loan was 10 1/4% (prime plus 1.75%), and interest was payable monthly along with monthly principal payments of $42. The revolving credit agreement contained various restrictive covenants which included, among others, restrictions on capital asset additions, incurrence of additional debt and the requirements to maintain certain financial ratios. The maturity date of both loans was June 30, 1999. As of March 31, 1997, the Company was in compliance with all restrictive covenants. NATCO had letters of credit outstanding under the revolving credit facility totaling $3,077 and $3,182 at March 31, 1996 and 1997, respectively. These letters of credit constitute contract performance and warranty collateral and expired at various dates through June 1998.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     As of July 1, 1997, a new credit facility was put into place. The new credit facility provides for an $18,000 revolving credit line to finance eligible accounts receivable and inventories, and a $10,000 term loan. This agreement contains restrictive covenants, including restrictions on NATCO redeeming, retiring, or otherwise acquiring, directly or indirectly, any equity interest in the Company or any subsidiary, or making any distributions of any property or cash to the Company in excess of an agreed sum ($1,900 in fiscal year 1998) without prior lender approval, and requires commitment fees in accordance with standard banking practices and has been guaranteed by the Company. Also related to the TEST acquisition financing, the Company forgave $2,000 of subordinated debt owed to the Company by NHI.

     The industrial revenue bond is secured by plant, real property, and equipment of NATCO and is also guaranteed by NATCO. Interest ranges from 7.3% to 8.5%, payable semiannually.

     NATCO-Canada borrowed $1,283 and $61 under a bankers acceptance and mortgage, respectively, to finance the purchase of land and buildings from Tyler. This was done to simplify the corporate structure, reduce borrowing costs and foreign exchange risk, and enhance the overall corporate tax position. The bankers acceptance matured on May 18, 1995, and was paid with the proceeds of an additional borrowing on the mortgage of the land and buildings in the amount of $1,283. The bankers acceptance, mortgage and term loan are secured by collateral mortgages on a NATCO subsidiary's property and plant, a general security agreement over all equipment, and a general assignment of accounts receivable. The bank loan, mortgage and term loan contain various restrictive covenants which include, among others, restrictions on capital asset additions and incurrence of additional debt, and the requirements to maintain certain financial ratios. As of March 31, 1997, the Company was in compliance with all restrictive covenants.

(12) INCOME TAXES

     Income tax expense (benefit) consisted of the following components:

                                                                   MARCH 31,
                                                           --------------------------
                                                            1995      1996      1997
                                                           ------    ------    ------
Current:
  Federal................................................  $ (703)   $ (538)   $ (711)
  State..................................................      73        --        --
  Foreign................................................     299        68       756
                                                           ------    ------    ------
                                                             (331)     (470)       45
                                                           ------    ------    ------
Deferred:
  Federal................................................   4,742       490        99
  State..................................................      84      (450)      (85)
  Foreign................................................      --        --        --
                                                           ------    ------    ------
                                                            4,826        40        14
                                                           ------    ------    ------
                                                           $4,495    $ (430)   $   59
                                                           ======    ======    ======

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     Temporary differences related to the following items that give rise to deferred tax assets and liabilities are as follows:

                                                                 MARCH 31,
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Deferred tax assets:
  Postretirement benefit liability..........................  $4,824    $5,551
  Accrued liabilities.......................................   1,861     1,857
  Net operating loss carryforwards..........................     597        --
  Contract reserves.........................................     277       296
  Accounts receivable.......................................     191       161
  Property, plant and equipment.............................      --       203
  Other.....................................................     270        52
                                                              ------    ------
          Total deferred tax assets.........................  $8,020    $8,120
                                                              ======    ======
Deferred tax liabilities:
  Inventory.................................................  $  973    $1,063
  Property, plant and equipment.............................     131       161
  Pension assets............................................     127       121
                                                              ------    ------
          Total deferred tax liabilities....................   1,231     1,345
                                                              ------    ------
          Net deferred tax assets...........................  $6,789    $6,775
                                                              ======    ======

     At March 31, 1996 and 1997, the Company did not record a valuation allowance related to its deferred tax assets because it is the opinion of management that future operations will more likely than not generate taxable income to realize the deferred tax assets.

     Income tax expense differs from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                                   MARCH 31,
                                                            ------------------------
                                                             1995     1996     1997
                                                            ------    -----    -----
Income tax expense (benefit) computed at statutory rate...  $3,225    $(260)   $(146)
State income tax expense net of federal income tax
  effect..................................................     157     (450)     (85)
Foreign income tax expense net of federal income tax
  effect..................................................      --       68       46
Foreign losses for which no tax benefit is currently
  available...............................................     838      563      495
Other.....................................................     275     (351)    (251)
                                                            ------    -----    -----
                                                            $4,495    $(430)   $  59
                                                            ======    =====    =====

     A provision has not been made for U.S. income taxes that would be payable if undistributed earnings of foreign subsidiaries were distributed to the Company in the form of dividends, since it is management's intention to reinvest such earnings permanently in the related foreign operations. At March 31, 1997, such amounts were not significant.

     Federal income tax returns for fiscal years beginning with 1994 are open for review by the Internal Revenue Service.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(13) STOCK OPTION PLAN

  Stock Appreciation Rights and Options

     During 1994, NATCO approved a new National Tank Company Stock Appreciation Rights Plan (the NATCO Plan). The NATCO Plan provides that officers and other key employees may be granted rights to the appreciation in the market value of a stated number of shares of common stock of NATCO. Market value is determined by a committee of the Board of Directors. The maximum number of rights that may be granted under the NATCO Plan is 75,000, with 5,000 rights entitling the holder to the appreciation in one share of the common stock of NATCO. The rights will become 100% vested to the holder over a three-year period from the date of grant. Upon exercise, the holder will receive cash for an increase in the market value of the stock. At March 31, 1997, there were 43,512 rights vested and 31,000 rights outstanding. No compensation expense has been recorded in connection with the plan for the years ended March 31, 1995, 1996 and 1997, since all options were granted at fair market value and there was no appreciation in the value of the stock appreciation rights.

     On July 1, 1997, the Board of Directors approved the conversion of the outstanding stock appreciation rights issued under the National Tank Company Stock Appreciation Rights Plan to individual stock options resulting in a charge to compensation expense of $1,211 and $107, respectively, on the grant date. As of December 31, 1997 a total of $1,329 was charged to compensation expense for the above options.

     Stock options outstanding at December 31, 1997 are summarized below:

      NUMBER                                                      OPTION PRICE
    OUTSTANDING                                                    PER SHARE
    -----------                                                   ------------
       895,559  ................................................     $1.47
        50,001  ................................................      2.22
       185,186  ................................................      3.58
       411,035  ................................................      5.03
     ---------                                                       -----
     1,541,781  ................................................     $2.70
     =========                                                       =====

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the minimum value method of this statement.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share for the years ending March 31 were as follows:

                                                                 1996         1997
                                                              ----------    ---------
Net earnings -- as reported.................................  $      475    $   5,400
Net earnings -- pro forma...................................        (151)       4,433
Earnings per share -- as reported...........................  $     0.08    $    0.83
Earnings per share -- pro forma.............................       (0.03)        0.68

     Because the statement provides for pro forma amounts for options granted beginning in 1995, the pro forma expense will likely increase in future years as the new option grants become subject to the pricing model.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(14) EMPLOYEE BENEFITS

  Defined Benefit Plans

     A subsidiary of NATCO sponsors a defined benefit pension plan covering certain union employees. The benefits are based primarily on years of service or a combination of years of service and employees' pay near retirement. Plan assets consist principally of marketable equity securities and fixed income investments.

     Net periodic pension expense of the defined benefit plans for the years ended March 31, 1995, 1996 and 1997, is as follows:

                                                                   MARCH 31,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Service cost-benefits earned during the period..............  $ 28    $ 38    $ 23
Interest cost on projected benefit obligation...............    21      25      29
Actual return on plan assets................................     2     (78)    (99)
Net amortization, deferrals and settlements.................   (43)     41      56
                                                              ----    ----    ----
          Net periodic pension expense......................  $  8    $ 26    $  9
                                                              ====    ====    ====

     The funded status of the plan at December 31, 1996 (the most recent valuation date) was as follows:

Actuarial present value of:
Accumulated benefit obligation (all of which is vested).....   $(385)
                                                               =====
Projected benefit obligation................................   $(385)
Plan assets at fair market value............................     613
                                                               -----
  Excess of plan assets over projected benefit obligation...     228
Unrecognized net loss.......................................      80
                                                               -----
Prepaid pension asset at December 31, 1996..................   $ 308
                                                               =====

     The projected benefit obligation was calculated using an assumed weighted average discount rate of 9.0% for 1995, and 1996. The assumed long-term rate of return on assets was 9.0%.

  Deferred Compensation Plan

     TEST adopted a deferred compensation plan (the TEST Plan) effective July 1, 1995 to provide incentives and rewards to certain individuals. Awards are payable in five equal annual installments plus any earnings which have been allocated to a participant's account. The Company has elected not to make any additional awards for the plan year beginning January 1, 1998. As of December 31, 1997, the total amount owed under the TEST Plan was $786. This balance presently accrues earnings at the prime rate plus 1%.

  Defined Contribution Plans

     The Company and its subsidiaries each have defined contribution pension plans covering substantially all nonunion hourly and salaried employees who have completed six months of service. Employee contributions of up to 3% of each covered employee's compensation are matched 100% by the Company.

     In addition, the Company may contribute up to an additional 3% of such compensation as a profit sharing contribution. Company contributions totaled $493, $658 and $604 for the years ended March 31, 1995, 1996 and 1997, respectively.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

  Postretirement Benefits

     The Company provides certain health care and life insurance benefits for employees retired at June 21, 1989, for which an estimated discounted liability was recorded at the date of acquisition. The plan is funded on a current basis.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation as of March 31, 1996 and 1997 were 7.25% and 7.5%, respectively. As a result of a change in experience factors during 1996 and 1997 and a decrease in the discount rate during 1996, the obligation was increased by $2,273 and $1,466 during 1996 and 1997, respectively. The Company has elected to recognize actuarial gains and losses immediately; accordingly, the increases are reported separately in the statement of operations as (gain) loss on revaluation of postretirement benefit liability.

     For measurement purposes, annual rates of increase of 4.5% to 8.5% in the per capita cost of covered health care benefits were assumed. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1% each year would increase the accumulated postretirement benefit obligation as of March 31, 1997 by $1,351.

     As a condition of the acquisition agreement with C-E, C-E will reimburse the Company for annual costs in excess of $755 (adjusted for inflation) for ten years following the acquisition date ending June 21, 1999. For the year ended March 31, 1996 and 1997, the aggregate benefits paid for these retired employees was $1,632 and $1,659, respectively, of which $1,148 and $1,149, respectively, was reimbursed by C-E.

     Net periodic postretirement benefit cost represents interest cost on the accumulated postretirement benefit obligation. Since all participants are retired, there is no service cost. The postretirement benefit cost charged to the statement of operations for the years ended March 31, 1995, 1996 and 1997 was $1,064, $932 and $957, respectively, representing interest costs associated with accreting the liability.

(15) OPERATING LEASES

     The Company and its subsidiaries lease various facilities and equipment under noncancellable operating lease agreements. These leases expire on various dates through 2003.

     Future minimum lease payments required under operating leases that have remaining noncancellable lease terms in excess of one year at March 31, 1997, are summarized as follows:

                        YEAR ENDING                           OPERATING
                         MARCH 31,                             LEASES
------------------------------------------------------------  ---------
     1998...................................................   $1,927
     1999...................................................    1,841
     2000...................................................    1,531
     2001...................................................    1,250
     2002...................................................      561
     Thereafter.............................................       33
                                                               ------
          Total minimum lease payments......................   $7,143
                                                               ======

     Total rent expense for the years ended March 31, 1995, 1996 and 1997 was $2,113, $1,920 and $2,241, respectively.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     Lease and rental income of $878, $938 and $688 are included in net sales for the years ending March 31, 1995, 1996 and 1996, respectively.

(16) RELATED PARTIES

     In June 1989, the Company entered into an agreement with Capricorn Management, G.P. (Capricorn Management) whereby a contingent fee would be paid to Capricorn Management upon the occurrence of certain events as defined in the agreement. During 1997, the fee of $374 was paid. No further fee is payable thereunder, and accordingly, no additional liability was recorded at March 31, 1997.

     The Company has contracted to pay $350 per year plus certain out-of-pocket expenses to Capricorn Management to reimburse it for costs and expenses incurred by it to perform certain management and other responsibilities. The fee is payable quarterly, in advance. Subsequent to March 31, 1997, the fee was reduced to $75 per year beginning July, 1997.

     Employees of Capricorn Management participate in various NATCO benefit plans for which Capricorn Management reimburses the Company. In addition, the Company from time to time is billed by its vendors for Capricorn Management expenses. As of December 31, 1997, Capricorn Management owed the Company $200 for these services. For fiscal years ended March 31, 1995, 1996, and 1997, PTH paid $585, $225, and $218 to the Company for tax consulting and analysis services. The Company currently provides tax consulting and analysis services to PTH for $7 per month.

     On November 1, 1989, two officers purchased 420,168 shares of common stock from the Company for $285 in cash and personal notes of $419. The interest rates on the notes were based on the 3-month commercial paper rate until the officers left the Company and entered into option agreements (see below), at which time the interest rate became 18%. Interest is payable annually in arrears and the notes were due November 15, 1996. Accrued interest receivable of $2 and $7 is included with the notes receivable balance at March 31, 1997 and 1996, respectively. During the year and subsequent to March 31, 1997, both notes were paid in full.

     Effective March 31, 1994, Capricorn entered into an option agreement with a former officer and 7.5% shareholder of the Company (see above), as a renegotiation of a previous employment agreement. The shareholder had the option to exchange the Company's common stock for an equivalent value of certain Capricorn investments as of December 31, 1993 and a note from the Company. On May 10, 1995, the stockholder exercised the option to exchange a portion of the Company's common stock for an 18% subordinated note for $1,400 (see note 10). During fiscal year 1997, Capricorn purchased the above note from the holder.

     Effective December 31, 1994, Capricorn entered into a second option agreement with a former officer and 2.5% stockholder of the Company (see above). The option, which enabled the stockholder to exchange common stock for a specified interest in a note from the Company, was exercised on May 10, 1995 for an 18% subordinated note for $1,330 (see note 10). Also, during fiscal year 1997, Capricorn purchased $1,079 of the note from the note holder. Subsequent to year end, Capricorn purchased the remaining portion of the note.

     In April 1995, the Company purchased 150 shares of PTH stock from a former officer of PTH for $248. In August 1995, PTH purchased the shares for an equal amount from the Company.

     In May 1995, the Company repurchased 4% of its common stock from a stockholder for cash of $810 and a 9% promissory note in the amount of $810. The Company also paid accrued interest on an 18% investor note the stockholder had in exchange for a reduction in the interest rate to 9%.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     During 1997, the Company loaned a director of the Company $1,525. The note bears interest until maturity at 10%, payable annually, and the principal is due March 31, 1998. At the Company's option, the note may be repaid with shares of the common stock of the Company.

(17) DISCONTINUED OPERATIONS -- PTH

     PTH manufactures vibrating screens, rock crushing equipment, conveyor components and screening media with operations in the United States, Canada, and Scotland. On June 30, 1997 the Company completed the tax-free spin-off of PTH by distributing the 14,250 shares of PTH stock that it owned to Capricorn I as the holder of its common stock.

     The spin-off distribution reduced stockholders' equity by $4,904 which represents the net assets of PTH at the date of spin-off including the assumption of $4,576 of debt owed by the Company to Capricorn and the forgiveness of $2,236 of intercompany balances.

     The historical results for discontinued operations include an allocation of the Company's nonspecific interest expense based on the ratio of net assets for PTH divided by the sum of net assets of the Company, plus all the Company's debt. Debt and interest expense directly incurred by NATCO was excluded from the ratio. Interest expense for the Company attributable to the PTH operations and included in the profit and loss from discontinued operations for the years ending 1995, 1996 , and 1997 was $787, $919, and $676, respectively. For the period ending December 31, 1997, up to and including the disposal date of June 30, 1997, this amount was $285.

     The Company and PTH have entered into a tax sharing agreement with provisions for determining responsibility for tax liabilities of PTH for the years that PTH was included in the Company's consolidated tax returns. Income taxes have been allocated to PTH based on its pretax income and calculated on a separate company basis pursuant to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes allocated to PTH for the years ending 1995, 1996, and 1997, were ($833), $831, and $4,839, respectively.

                                                                  MARCH 31,
                                                        -----------------------------
               DISCONTINUED OPERATIONS                   1995       1996       1997
               -----------------------                  -------    -------    -------
Revenues..............................................  $79,407    $87,936    $86,664
Income before income taxes and minority interest......    1,339      1,676        314
Income tax provision (benefit)........................      994        831       (825)
Minority interest.....................................       14         34         39
                                                        -------    -------    -------
Income from operations................................      331        811      1,100
Gain on disposal of division of discontinued
  operations..........................................       --         --      4,788
                                                        -------    -------    -------
          Total discontinued operations...............  $   331    $   811    $ 5,888
                                                        =======    =======    =======

                                                                   MARCH 31,
                                                              --------------------
           NET ASSETS OF DISCONTINUED OPERATIONS                1996        1997
           -------------------------------------              --------    --------
Current assets..............................................  $ 29,656    $ 21,504
Property, plant and equipment, net..........................    13,063       8,978
Other assets................................................     8,078       6,507
Current liabilities.........................................   (18,223)    (12,054)
Other liabilities...........................................   (23,628)    (15,452)
                                                              --------    --------
          Net assets of discontinued operations.............  $  8,946    $  9,483
                                                              ========    ========

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The 1995, 1996 and 1997 financial statements and related notes have been reclassified to present financial information for these businesses as discontinued operations. The results of operations for both businesses have been classified as discontinued operations in the consolidated statements of income and are shown net of related income tax expense. The remaining assets and liabilities of discontinued operations have been classified in the consolidated balance sheet as a current asset "Net assets of discontinued operations" as of March 31, 1996 and 1997.

(18) COMMITMENTS AND CONTINGENCIES

     In June 1997, the Company, in connection with a financing effected to provide funds for the acquisition of TEST and other corporate purposes, distributed all of the outstanding stock of PTH then owned by the Company to its then sole stockholder, Capricorn. In connection with the distribution, the Company received an opinion of counsel to the effect that the distribution would be tax-free to both the Company and Capricorn. Tax-free treatment of the distribution depends, in part, upon the underlying facts and circumstances at the time of the distribution. There can be no assurance that the Internal Revenue Service will agree with the Company's and its counsel's interpretation of such facts and circumstances. If the Internal Revenue Service were to challenge the tax-free treatment of the distribution and such challenge were ultimately to prevail, the Company would be treated as recognizing gain with respect to the distribution in an amount equal to the excess of the fair market value of the PTH stock at the time of the distribution over its tax basis to the Company. Such treatment could have a material adverse effect on the Company's results of operations and financial condition.

(19) LITIGATION

     In the ordinary course of business, the Company and its subsidiaries are parties to litigation, some of which relate to litigation that was outstanding at June 21, 1989, and that involve substantial amounts. In connection with contractual provisions of the acquisition agreement between the Company and C-E, the Company is indemnified against certain losses related to litigation or incidences that existed at June 21, 1989.

     At March 31, 1997, and December 31, 1997 in the opinion of management, and based on consultation with legal counsel, there are no matters pending or threatened which will have a material adverse effect on the Company's consolidated financial position or results of operations.

(20) OFFICE CLOSURE

     During 1996, NHI closed its Singapore office and operations ceased on March 1, 1996. During the year ended March 31, 1996, NHI accrued expenses associated with the closing of the office.

     During 1997, NHI began winding down the operations of its UK subsidiary. These activities include, transferring the net assets and employees at the Company's parts and service business to a new U.S. subsidiary, and resolving pending warranty, vendor and leasehold issues. Included in the December 31, 1997 statement of operations is a charge of $282 recognized as the estimated cost to exit these activities.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(21) GEOGRAPHIC INFORMATION

     The Company operates in one industry segment, wellhead equipment, systems and services used in the production of oil and gas. The Company's geographic data for continuing operations for the fiscal years ended March 31, 1995, 1996 and 1997 are as follows:

                                                       1995        1996        1997
                                                     --------    --------    --------
A2MARCH 31,
Revenues:
  United States:
     Unaffiliated..................................  $ 42,906    $ 46,554    $ 64,143
     To foreign affiliates.........................     4,461         881       1,385
  Foreign:
     Unaffiliated..................................    67,141      67,302      62,530
     To United States affiliates...................       385         576       4,443
  Total revenues between geographic areas..........    (4,984)     (2,589)     (5,844)
                                                     --------    --------    --------
  Consolidated revenues............................  $109,909    $112,724    $126,657
                                                     ========    ========    ========
Operating Income (Loss):
  United States....................................  $  6,887    $  3,256    $   (409)
  Foreign..........................................    (1,897)     (3,592)        (79)
                                                     --------    --------    --------
     Income(loss) from continuing operations.......  $  4,990    $   (336)   $   (488)
                                                     ========    ========    ========
Identifiable Assets:
  United States....................................  $ 43,278    $ 42,840    $ 52,309
  Foreign..........................................    24,783      15,680      18,970
                                                     --------    --------    --------
     Identifiable assets...........................  $ 68,061    $ 58,520    $ 71,279
                                                     ========    ========    ========

(22) SUBSEQUENT EVENTS (UNAUDITED)

     In June 1997, the directors of the Company approved an increase in the authorized common shares of the Company from 3,000 shares to 20,000,000 shares. The par value of the shares remained unchanged. Shares currently issued converted to 4,553,334 shares. Capricorn Investors, II L.P., then contributed $13,000 in exchange for 2,113,334 shares of common stock and a 13% subordinated note for $2,360. In addition, Capricorn agreed to exchange and extend notes totaling $9,411 (plus accrued interest from March 31, 1997) for two 13% subordinated notes of $5,085 and $4,576 from NATCO and PTH, respectively.

     The proceeds of the $13,000 were used as follows:

     - $10,000 was contributed to NHI/NATCO to be used for its acquisition of TEST.

     - $2,911 was used to pay off subordinated debt and accrued interest.

     - $89 was used to pay expenses associated with the transactions.

     On March 6, 1998, the Board of Directors of the Company approved an increase in the number of authorized common shares from 20,000,000 to 50,000,000. On that date, the directors declared a 4 for 3 common stock split to be effected by the exchange of four shares for every three shares of common stock held by shareholders of record as of that date.

                       NATCO GROUP INC. AND SUBSIDIARIES

     (INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     In March 1998, the Company entered into an agreement with Capricorn and Capricorn II pursuant to which Capricorn and Capricorn II agreed to deliver to the Company subordinated notes in exchange for the issuance of common stock by the Company. The terms of such exchange were set to be equivalent to the price per share agreed at the time of Capricorn II's investment in June 1997, which was $5.03 of principal amount per share of Common Stock. In exchange for the subordinated notes, Capricorn and Capricorn II will receive 1,010,333 shares and 468,925 shares of common stock, respectively.

     On November 7, 1997, the Company received a promissory note in the amount of $1,525 from a director of the Company which provided, among other things, for repayment of the note by such director either (a) in cash, on or before March 31, 1998, or (b) upon election by the Company, at the director's option in cash or by delivery of shares of common stock, in each case at a date determined under such promissory note.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Total Engineering Services Team, Inc.:

     We have audited the accompanying balance sheets of Total Engineering Services Team, Inc. (the Company) as of December 31, 1996 and 1995 and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Engineering Services Team, Inc. as of December 31, 1996 and December 31, 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP
January 29, 1998

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                                 BALANCE SHEETS
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                                 DECEMBER 31
                                                              -----------------    JUNE 30,
                                                               1995      1996        1997
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
Current assets:
  Accounts receivable.......................................  $13,387   $10,420     $16,921
  Inventories...............................................    4,816     8,085       1,661
  Prepaid expenses and other................................      166       148         255
  Deferred tax assets.......................................      521       566          --
                                                              -------   -------     -------
          Total current assets..............................   18,890    19,219      18,837
                                                              -------   -------     -------
Property, plant and equipment:
  Land......................................................      107       329         329
  Machinery and equipment...................................    1,226     1,576       1,686
  Buildings and improvements................................    1,080     2,002       2,036
                                                              -------   -------     -------
                                                                2,413     3,907       4,051
                                                              -------   -------     -------
  Less accumulated depreciation.............................      311       692         896
                                                              -------   -------     -------
                                                                2,102     3,215       3,155
                                                              -------   -------     -------
Goodwill, net...............................................      579       562         555
Noncompete agreements, net..................................      157        --          --
Deposits....................................................      248        54          48
                                                              -------   -------     -------
          Total assets......................................  $21,976   $23,050     $22,595
                                                              =======   =======     =======

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 2,261   $ 1,525     $ 1,908
  Cash overdraft............................................      768       644       1,185
  Accrued liabilities.......................................    2,573     5,005       2,682
  Income taxes payable......................................    1,206     2,039         363
  Payable to Parent Company.................................    3,974     1,439       3,541
                                                              -------   -------     -------
          Total current liabilities.........................   10,782    10,652      10,229
Deferred tax liability......................................       --         4          --
Stockholders' equity:
  Common stock, $10 par value, 2,000 shares authorized, 100
     shares issued and outstanding..........................        1         1           1
  Additional paid-in capital................................    7,833     7,833       7,833
  Retained earnings.........................................    3,360     4,560       5,082
                                                              -------   -------     -------
          Total stockholders' equity........................   11,194    12,394      12,916
Commitments and contingencies
                                                              -------   -------     -------
          Total liabilities and stockholders' equity........  $21,976   $23,050     $22,595
                                                              =======   =======     =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                              STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                       FOR THE
                                                         FOR THE YEAR ENDED          SIX MONTHS
                                                            DECEMBER 31,                ENDED
                                                    -----------------------------     JUNE 30,
                                                     1994       1995       1996         1997
                                                    -------    -------    -------    -----------
                                                                                     (UNAUDITED)
Revenues..........................................  $33,645    $42,434    $54,743      $23,307
Direct costs......................................   25,767     33,652     45,317       18,412
                                                    -------    -------    -------      -------
  Gross profit....................................    7,878      8,782      9,426        4,895
Operating expenses................................    4,489      6,274      6,992        3,868
                                                    -------    -------    -------      -------
  Operating income................................    3,389      2,508      2,434        1,027
Other income and expenses:
  Interest expense................................     (153)        (9)      (224)          (4)
  Other...........................................      179        188          2            7
                                                    -------    -------    -------      -------
          Income before income taxes..............    3,415      2,687      2,212        1,030
Income tax expense................................    1,085        623      1,012          508
                                                    -------    -------    -------      -------
          Net income..............................  $ 2,330    $ 2,064    $ 1,200      $   522
                                                    =======    =======    =======      =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                             ADDITIONAL                    TOTAL
                                                   COMMON     PAID-IN      RETAINED    STOCKHOLDERS'
                                                   STOCK      CAPITAL      EARNINGS       EQUITY
                                                   ------    ----------    --------    -------------
Balances at December 31, 1993....................   $ 1        $5,235       $2,786        $ 8,022
Purchase adjustment..............................    --         2,598       (3,820)        (1,222)
Net income.......................................    --            --        2,330          2,330
                                                    ---        ------       ------        -------
Balances at December 31, 1994....................     1         7,833        1,296          9,130
Net income.......................................    --            --        2,064          2,064
                                                    ---        ------       ------        -------
Balances at December 31, 1995....................     1         7,833        3,360         11,194
Net income.......................................    --            --        1,200          1,200
                                                    ---        ------       ------        -------
Balances at December 31, 1996....................     1         7,833        4,560         12,394
Net income (unaudited)...........................    --            --          522            522
                                                    ---        ------       ------        -------
Balances at June 30, 1997 (unaudited)............   $ 1        $7,833       $5,082        $12,916
                                                    ===        ======       ======        =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                             SIX MONTHS
                                                          FOR THE YEAR ENDED DECEMBER 31,       ENDED
                                                         ---------------------------------    JUNE 30,
                                                           1994        1995        1996         1997
                                                         ---------   ---------   ---------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................   $ 2,330     $ 2,064     $ 1,200      $   522
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization.....................        67         249         381          204
     Deferred income taxes.............................       116        (435)          4           --
     Changes in operating assets and liabilities:
       (Increase) decrease in trade accounts
          receivable...................................    (1,816)       (656)      2,967       (4,219)
       (Increase) decrease in inventories..............      (639)       (675)     (3,269)       4,142
       (Increase) decrease in prepaid expenses and
          other assets.................................        46         (70)         18         (107)
       Increase (decrease) in accounts payable.........       212      (1,057)       (736)         383
       Increase (decrease) in accrued liabilities......       581      (1,871)      2,387       (1,793)
       Increase (decrease) in income taxes payable.....      (361)      1,058         833         (930)
                                                          -------     -------     -------      -------
          Net cash provided by (used in) operating
            activities.................................       536      (1,393)      3,785       (1,798)
                                                          -------     -------     -------      -------
Cash flows from investing activities:
  Purchases of property, plant and equipment...........        --        (962)     (1,494)        (144)
  Business acquisition.................................        --      (3,300)         --           --
  Goodwill.............................................        --          --          17            7
  Other noncurrent assets..............................       293         101         351         (524)
                                                          -------     -------     -------      -------
          Net cash provided by (used in) investing
            activities.................................       293      (4,161)     (1,126)        (661)
Cash flows from financing activities:
  Increase (decrease) in payable to parent company.....    (1,438)      5,130      (2,535)       2,098
  Increase (decrease) in overdraft.....................       344         424        (124)         541
                                                          -------     -------     -------      -------
          Net cash (used in) provided by financing
            activities.................................    (1,094)      5,554      (2,659)       2,639
                                                          -------     -------     -------      -------
Net decrease in cash and cash equivalents..............      (265)         --          --           --
Cash and cash equivalents at beginning of year.........       265          --          --           --
                                                          -------     -------     -------      -------
Cash and cash equivalents at end of year...............        --          --          --           --
                                                          =======     =======     =======      =======
Cash payments for:
  Interest.............................................        --          --          --           --
                                                          =======     =======     =======      =======
  Income taxes.........................................        --          --          --           --
                                                          =======     =======     =======      =======
Noncash transactions -- issuance of note payable to
  affiliate to purchase land and buildings.............        --     $ 3,300          --           --
                                                          =======     =======     =======      =======

                See accompanying notes to financial statements.

                     TOTAL ENGINEERING SERVICES TEAM, INC.

                         NOTES TO FINANCIAL STATEMENTS
       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)
(1) ORGANIZATION AND REPORTING

  (a) Nature of Business

     Total Engineering Services Team, Inc. (the Company) was incorporated on May 15, 1970 in Louisiana and designs, manufactures and installs instrumentation and electrical control systems for the petroleum industry.

     On August 15, 1994, the Company's parent Total Energy Services, Inc. (Total), was acquired by Enterra Corporation (Enterra). As a result of the purchase and the subsequent merger of Enterra with Weatherford, the Company became a wholly-owned subsidiary of Weatherford Enterra, Inc.

     On June 30, 1997, the Company was acquired by National Tank Company (NATCO). As a result of the purchase, the Company is a wholly-owned subsidiary of NATCO.

  (b) Business Acquisitions

     On August 1, 1995, the Company acquired for approximately $3.3 million substantially all the assets and assumed substantially all of the liabilities of Production Management Controls System (PMCS) in a transaction accounted for as a purchase. The excess of the aggregate purchase price of PMCS over the fair value of the net assets acquired was recognized as goodwill. PMCS provided instrumentation and electrical design, fabrication, installation, start-up and commissioning of control systems for oil and gas production facilities located offshore in the Gulf of Mexico.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Inventory

     Inventory, which consist of materials, are valued at average cost which does not exceed market.

  (b) Property, Plant and Equipment

     Property, plant and equipment are depreciated using the straight-line method over their respective useful lives which range from 3 to 31 years. The costs of ordinary maintenance and repairs are expensed, while renewals and betterments are capitalized.

     Effective April 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. Accordingly, in the event that facts and circumstances indicate that property, plant and equipment may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow was necessary. Adoption of this standard did not have a material effect on the financial positions or results of operations of the Company.

  (c) Income Taxes

     Income taxes are determined by the Company in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 and are included in the consolidated income tax return of the parent company. For financial reporting purposes, the Company records income tax expense or benefit as if a separate return was filed.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                     TOTAL ENGINEERING SERVICES TEAM, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized income in the period that includes the enactment date.

  (d) Goodwill

     Goodwill represents the excess of the aggregate purchase price paid by the Company in an acquisition accounted for as a purchase over the fair life of the net assets acquired. Goodwill is amortized on a straight-line basis over a period of 40 years.

  (e) Cash Equivalents

     Test considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

  (f) Revenue Recognition

     Revenues from significant long-term contracts are recognized on the percentage-of-completion method. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs. Revenues and profits on all other sales are recorded as shipments are made. If estimated total costs on any contracts or work-in-process indicate a loss, the entire estimated loss is recognized immediately.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized in excess of amounts billed and are included in trade accounts receivable. Billings in excess of costs and estimated earnings on uncompleted contracts represent billings in excess of revenues recognized and are included in customer advances.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) INVENTORIES

     Inventories consist of the following:

                                                          DECEMBER 31,
                                                         ---------------     JUNE 30,
                                                          1995     1996        1997
                                                         ------   ------    -----------
Work-in-process........................................  $3,620   $6,735      $2,282
Raw materials and supplies.............................   1,196    1,350       1,661
                                                         ------   ------      ------
          Total........................................  $4,816   $8,085      $3,943
                                                         ======   ======      ======

                     TOTAL ENGINEERING SERVICES TEAM, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(4) PROPERTY, PLANT AND EQUIPMENT

     The cost of ordinary maintenance and repairs are expensed, while renewals and betterments are capitalized. Depreciation on property and equipment is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets.

                                                              USEFUL LIFE
                                                              -----------
Land........................................................         --
Buildings and improvements..................................   20 years
Machinery and equipment.....................................    5 years

(5) DUE TO PARENT

     Following the acquisition of the Company from Enterra in 1994, the Company has maintained its cash management with the parent company. The parent company has provided funding for working capital and expenditure requirements. During 1996, the company paid $1,064 of corporate services to the parent company corresponding to: tax, legal, human resources and audit consultation, financial planning and cash management, among others. These payments were based on a fixed monthly fee determined by the parent company. In addition, on August 1995, the Company borrowed approximately $3.3 million for the purchase of Production Management Control System. No specific maturity date was established.

(6) INCOME TAXES

     Income tax expense (benefit) consisted of the following components:

                                                           CURRENT    DEFERRED    TOTAL
                                                           -------    --------    ------
Year ended December 31, 1994:
  U.S. federal...........................................  $  681      $ 251      $  932
  State and local........................................     116         37         153
                                                           ------      -----      ------
                                                           $  797      $ 288      $1,085
                                                           ======      =====      ======
Year ended December 31, 1995:
  U.S. federal...........................................  $  910      $(379)     $  531
  State and local........................................     148        (56)         92
                                                           ------      -----      ------
                                                           $1,058      $(435)     $  623
                                                           ======      =====      ======
Year ended December 31, 1996:
  U.S. federal...........................................  $  910      $ (39)     $  871
  State and local........................................     147         (6)        141
                                                           ------      -----      ------
                                                           $1,057      $ (45)     $1,012
                                                           ======      =====      ======

     A reconciliation of the provision for income taxes follows:

                                                            1994      1995      1996
                                                           ------    ------    ------
Provision for federal income taxes at 34%................  $  954    $  914    $  752
State and foreign income taxes...........................     116       148       147
Permanent differences....................................    (510)       --        --
Other....................................................     525      (439)      113
                                                           ------    ------    ------
                                                           $1,085    $  623    $1,012
                                                           ======    ======    ======

                     TOTAL ENGINEERING SERVICES TEAM, INC.

       (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996, are as follows:

                                                              1995    1996
                                                              ----    ----
Deferred tax assets:
  Accrued liabilities.......................................  $502    $560
  Other.....................................................    19       6
                                                              ----    ----
  Total gross deferred tax assets...........................   521     566
Deferred tax liabilities:
  Other.....................................................    --       4
                                                              ----    ----
                                                              $521    $562
                                                              ====    ====

     In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences for the year ended December 31, 1996.

(7) COMMITMENTS AND CONTINGENCIES

(a) The Company is obligated under various operating leases. Rent expense under these operating leases for the years ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1997 was approximately $427, 402, $290 and $104, respectively.

     Minimum future rental payments are as follows:

1998........................................................  $ 69
1999........................................................    58
2000........................................................    43
                                                              ----
                                                              $170
                                                              ====

(b) The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, or liquidity.

(8) SUBSEQUENT EVENTS

     Effective June 30, 1997, the Company was acquired by NATCO Group Inc. for approximately $20 million.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Cynara Company

     We have audited the accompanying balance sheets of The Cynara Company (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1997 and the period from March 5, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cynara Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from March 5, 1996 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Houston, Texas
February 27, 1998

                               THE CYNARA COMPANY

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              -----------   ----------
Current assets:
  Cash......................................................  $ 2,556,540   $  646,714
  Restricted cash...........................................      262,000           --
  Accounts receivable.......................................      347,270    1,089,524
  Stockholder advances......................................           --      101,579
  Inventories...............................................    2,631,753    1,545,493
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      620,579      191,788
  Prepaids and other current assets.........................      210,955      200,395
                                                              -----------   ----------
          Total current assets..............................    6,629,097    3,775,493
Property, plant, and equipment, net.........................    8,798,151    4,055,091
Loan origination fees.......................................       92,625      161,662
Other assets................................................       52,500       67,500
                                                              -----------   ----------
          Total assets......................................  $15,572,373   $8,059,746
                                                              ===========   ==========


                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 1,836,602   $  883,845
  Accrued compensation and benefits.........................      442,794      308,707
  Shareholder distributions payable.........................      263,189           --
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................      235,878           --
  Other accrued liabilities.................................      943,759      425,022
  Common stock warrants liability...........................      493,480       60,903
  Current maturities of long-term debt......................    1,300,000      969,599
                                                              -----------   ----------
          Total current liabilities.........................    5,515,702    2,648,076
Long-term debt..............................................    7,138,000    3,784,798
Stockholders' equity:
  Class A common stock, voting, $.001 par value:
     Authorized shares -- 90,000
     Issued and outstanding shares -- 50,000................           50           50
  Class B common stock, nonvoting, $.001 par value:
     Authorized shares -- 10,000
     Issued and outstanding shares -- None..................           --           --
  Additional paid-in capital................................    1,659,377    1,659,377
  Retained earnings (accumulated deficit)...................    1,259,244      (32,555)
                                                              -----------   ----------
          Total stockholders' equity........................    2,918,671    1,626,872
                                                              -----------   ----------
          Total liabilities and stockholders' equity........  $15,572,373   $8,059,746
                                                              ===========   ==========

                            See accompanying notes.

                               THE CYNARA COMPANY

                            STATEMENTS OF OPERATIONS

                                                                                 PERIOD FROM
                                                                                MARCH 5, 1996
                                                                             (DATE OF INCEPTION)
                                                               YEAR ENDED            TO
                                                              DECEMBER 31,      DECEMBER 31,
                                                                  1997              1996
                                                              ------------   -------------------
Revenues:
  Construction projects and module revenues.................  $13,814,684        $  996,125
  Processing services and other revenues....................    4,811,948         3,041,497
                                                              -----------        ----------
                                                               18,626,632         4,037,622
Cost of revenues:
  Construction projects and module revenues.................    8,339,673           701,552
  Processing services and other revenues....................    3,276,574         1,566,211
                                                              -----------        ----------
                                                               11,616,247         2,267,763
                                                              -----------        ----------
          Gross profit......................................    7,010,385         1,769,859
Operating expenses:
  Research and development..................................      309,237           116,656
  Management fees to related party..........................      327,940            86,624
  Selling, general and administrative.......................    3,150,287         1,183,625
                                                              -----------        ----------
Total operating expenses....................................    3,787,464         1,386,905
                                                              -----------        ----------
Operating income............................................    3,222,921           382,954
Interest expense............................................   (1,233,989)         (341,712)
Other income, net...........................................       43,637             3,352
Equity loss in Partnership..................................           --            (9,082)
                                                              -----------        ----------
          Net income........................................  $ 2,032,569        $   35,512
                                                              ===========        ==========

                            See accompanying notes.

                               THE CYNARA COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                         CLASS A                            RETAINED
                                         COMMON    CLASS A   ADDITIONAL     EARNINGS         TOTAL
                                          STOCK    COMMON     PAID-IN     (ACCUMULATED   STOCKHOLDERS'
                                         SHARES     STOCK     CAPITAL       DEFICIT)        EQUITY
                                         -------   -------   ----------   ------------   -------------
Common stock issued at March 5, 1996
  (date of inception)..................  16,320      $16     $   59,411    $       --     $   59,427
  Issuance of common stock.............  33,680       34      1,599,966            --      1,600,000
  Distributions to stockholders........      --       --             --       (68,067)       (68,067)
  Net income...........................      --       --             --        35,512         35,512
                                         ------      ---     ----------    ----------     ----------
Balance at December 31, 1996...........  50,000       50      1,659,377       (32,555)     1,626,872
  Distributions to stockholders........      --       --             --      (740,770)      (740,770)
  Net income...........................      --       --             --     2,032,569      2,032,569
                                         ------      ---     ----------    ----------     ----------
Balance at December 31, 1997...........  50,000      $50     $1,659,377    $1,259,244     $2,918,671
                                         ======      ===     ==========    ==========     ==========

                            See accompanying notes.

                               THE CYNARA COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                                 PERIOD FROM
                                                                                MARCH 5, 1996
                                                                             (DATE OF INCEPTION)
                                                               YEAR ENDED            TO
                                                              DECEMBER 31,      DECEMBER 31,
                                                                  1997              1996
                                                              ------------   -------------------
Operating activities:
  Net income................................................  $ 2,032,569        $    35,512
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    1,175,780            429,600
     Amortization of loan origination fees and debt
       discount.............................................      212,140             69,188
     Loss on disposal of fixed assets.......................       52,365                 --
     Common stock warrants revaluation......................      432,577                 --
     Equity loss in Partnership.............................           --              9,082
     Change in assets and liabilities:
       Restricted cash......................................     (262,000)                --
       Accounts receivable..................................      742,254            482,608
       Inventory............................................   (1,086,260)            67,774
       Costs and estimated earnings in excess of billings on
          uncompleted contracts.............................     (428,791)          (191,788)
       Prepaids and other current assets....................      (10,560)          (184,738)
       Accounts payable.....................................      952,757            453,534
       Billings in excess of costs and estimated earnings on
          uncompleted contracts.............................      235,878                 --
       Other accrued liabilities............................      652,824            411,183
                                                              -----------        -----------
          Net cash provided by operating activities.........    4,701,533          1,581,955
Investing activities:
  Capital expenditures......................................   (3,601,205)          (360,848)
  Acquisition, net of cash acquired.........................   (2,355,000)        (6,589,297)
                                                              -----------        -----------
          Net cash used in investing activities.............   (5,956,205)        (6,950,145)
Financing activities:
  Proceeds from revolving loans and term loans..............   13,288,000          6,700,000
  Payments on revolving loans and long term loans...........   (9,650,000)        (1,900,000)
  Loan origination fees.....................................      (97,500)          (215,550)
  Issuance of common stock..................................           --          1,600,000
  Issuance of common stock warrants.........................           --                100
  Distributions to stockholders.............................     (376,002)          (169,646)
                                                              -----------        -----------
          Net cash provided by financing activities.........    3,164,498          6,014,904
                                                              -----------        -----------
  Increase in cash..........................................    1,909,826            646,714
  Cash at beginning of period...............................      646,714                 --
                                                              -----------        -----------
  Cash at end of period.....................................  $ 2,556,540        $   646,714
                                                              ===========        ===========

                            See accompanying notes.

                               THE CYNARA COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. ORGANIZATION AND BASIS OF PRESENTATION

     The Cynara Company, formerly RHRK Holdings, Inc., was incorporated on March 5, 1996 as an S Corporation by Robert J. Hamaker ("Hamaker") and Ralph M. Kelly ("Kelly"). Hamaker and Kelly each contributed their 5% limited partnership interest in a partnership known as The Cynara Company (the "Partnership") in exchange for 8,160 shares each of Class A common stock of the Company. Effective July 1, 1996, concurrent with the acquisition described in Note 3, the company changed its name to The Cynara Company (the "Company").

     The Company uses hollow fiber membranes to separate carbon dioxide from streams of fluids produced from oil and gas reservoirs. The Company designs, constructs, sells, leases, or owns and operates commercial carbon dioxide separation plants using this process in the Gulf Coast region of the U.S., Southeast Asia, and South America. The Company either sells equipment to or contracts with operators of such reservoirs to perform such separations on a fee basis.

     Effective July 1, 1996, concurrent with the acquisition described in Note 3, a group of individual investors (collectively, "HHDS&P" or the "Majority Stockholders") individually purchased a total of 33,680 shares of the Company's Class A common stock for $1.6 million. Concurrently, Hamaker and Kelly each individually sold certain of their Class A common stock to an individual HHDS&P investor, resulting in the Majority Stockholders controlling 80% of the outstanding shares of Class A common stock, with Hamaker and Kelly each controlling 10%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Company accounts for earnings from long-term construction contracts on the percentage-of-completion method of accounting. Under the percentage-of-completion method, earnings on contracts in process are recognized based on the percentage of estimated total earnings that costs incurred bear to currently estimated total costs on each contract, commencing when sufficient progress has been made to estimate final results with reasonable accuracy. Provisions are made for the full amounts of anticipated losses in the period in which they are first determinable. Costs and estimated earnings on contracts in process in excess of amounts billed are reported as a current asset. Amounts billed on contracts in process in excess of related costs and estimated earnings are reported as a current liability.

     Revenues from carbon dioxide separation services are based on volumes processed, and revenues from membrane module sales are recognized when the modules are shipped.

  Cash Equivalents

     The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

  Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for major improvements which extend the lives of property and equipment are capitalized, while minor replacements, maintenance, and repairs are charged to operations as incurred.

                               THE CYNARA COMPANY

                               DECEMBER 31, 1997

  Research and Development Costs

     The costs of materials and equipment that are acquired for research and development activities, and which have alternative future uses, are capitalized and depreciated over the period of future benefit. All other research and development costs are charged to operations as incurred.

  Inventories

     Inventories are stated at the lower of cost or market value, using average cost for raw materials and standard cost for work in progress and finished membrane modules, which approximates actual cost.

  Use of Estimates

     Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Concentrations of Credit Risk

     Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables. The Company's policy is to evaluate each customer's financial condition and determine the amount of credit to be extended. The Company sells to a limited number of customers, primarily in the oil and gas industry. Collateral is generally not required on these receivables. At December 31, 1997 and 1996, there was no allowance for doubtful accounts.

  Reclassifications

     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. ACQUISITION

     Effective July 1, 1996, the Company purchased Dow's 90% interest in the Partnership and certain other assets (primarily inventory and certain Pittsburg, California membrane manufacturing plant assets) from Dow. The acquisition was accounted for under the purchase method of accounting, whereby all of the assets and liabilities acquired were adjusted to their fair values at the acquisition date, which approximated the purchase price. The tentative purchase price at July 1, 1996 was $7.1 million and consisted of $6.3 million in cash, assumption of certain liabilities of $454,000, and acquisition costs of $300,000. Effective immediately prior to the acquisition on July 1, 1996, the Partnership distributed certain net liabilities of approximately $174,000 to the Company. The final purchase price was contingent upon the resolution of an operating agreement with Pennzoil for carbon dioxide separation services at the SACROC Unit, as more fully described in Note 4. In August 1997, the Company negotiated a new operating agreement with Pennzoil and was required to pay additional cash consideration of $2,355,000, resulting in a total purchase price of $9,455,000. The additional purchase price was allocated to the SACROC Unit. The financial statements reflect all operations of the acquired entity from July 1, 1996 through December 31, 1997.

4. CARBON DIOXIDE SEPARATION SERVICES

     The Partnership had an operating agreement with Pennzoil (assumed from Chevron U.S.A., Inc., in 1994) to provide carbon dioxide separation services at a facility in Snyder, Texas (the "SACROC Unit"). Separation services began at the SACROC Unit in December 1983 and the agreement expired in August 1993, with automatic annual renewals. In May 1996, Pennzoil notified the Partnership of its intent to terminate the agreement effective September 1, 1996. The Company, as successor to the Partnership,

                               THE CYNARA COMPANY

                               DECEMBER 31, 1997

continued to provide carbon dioxide separation services at the SACROC Unit on a month-to-month basis until August 1997. In August 1997, the Company entered into a new agreement with Pennzoil to provide such services. The agreement expires February 2008, with automatic annual renewals unless either party provides written notice of termination at least 90 days prior to the renewal date.

     In August 1996, the Company began operations under an agreement with Texaco to provide carbon dioxide separation services at a facility in Paradis, Louisiana (the "Paradis Unit"). The agreement expires July 31, 2001, with automatic annual renewals unless either party provides written notice of termination at least 90 days prior to the renewal date.

     Approximately $3.3 million and $1.3 million of total revenues resulted from separation services at the SACROC Unit and Paradis Unit, respectively, for the year ended December 31, 1997. Approximately $2.3 million and $500,000 of total revenues resulted from separation services at the SACROC Unit and Paradis Unit, respectively, for the period from March 5, 1996 (date of inception) to December 31, 1996.

5. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     In January 1997, the Company entered into a long-term construction contract valued at approximately $18.2 million with Unocal Thailand, Ltd. ("Unocal"). The contract is estimated to be completed in the second quarter of 1998. At December 31, 1997, the Company has issued a $1.5 million letter of credit for the benefit of Unocal, which reduces the available borrowing base under the revolving loan described in Note 8.

     In July 1997, the Company entered into a long-term construction contract valued at approximately $2.6 million with Total Exploration and Production Thailand ("Total"). The contract is estimated to be completed in the second quarter of 1998. At December 31, 1997, the Company has restricted cash of $262,000 to secure its performance on this contract.

     For the year ended December 31, 1997, approximately $12.5 million and $538,000 of the Company's revenues resulted from the contracts with Unocal and Total, respectively.

6. INVENTORIES

     Inventories consist of the following at December 31:

                                                                 1997          1996
                                                              ----------    ----------
Raw materials...............................................  $  335,895    $  171,375
Work in progress............................................     420,458       183,155
Finished goods..............................................   1,875,400     1,190,963
                                                              ----------    ----------
                                                              $2,631,753    $1,545,493
                                                              ==========    ==========

                               THE CYNARA COMPANY

                               DECEMBER 31, 1997

7. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consists of the following at December 31:

                                               ESTIMATED
                                              USEFUL LIFE        1997           1996
                                             -------------    -----------    ----------
Leasehold improvements.....................  Up to 5 years    $   188,446    $  184,269
Machinery and equipment....................        5 years      8,854,407     4,054,932
Furniture and fixtures.....................        7 years        112,311        58,134
Computers and office equipment.............        5 years        296,156       158,566
Construction in progress...................                       907,269        21,290
                                                              -----------    ----------
                                                               10,358,589     4,477,191
Less accumulated depreciation..............                     1,560,438       422,100
                                                              -----------    ----------
Property, plant, and equipment, net........                   $ 8,798,151    $4,055,091
                                                              ===========    ==========

     Depreciation expense for the year ended December 31, 1997 and for the period from March 5, 1996 (date of inception) to December 31, 1996 was $1,161,000 and $436,000, respectively. During 1997, the Company disposed of certain fixed assets which were primarily used in older manufacturing process. The loss on disposal of such assets was approximately $52,000 and is netted with other income in the statement of operations.

8. LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                 1997          1996
                                                              ----------    ----------
Term loan with Bank One, Texas, N.A.; interest payable
  quarterly at a rate of 9.5%, principal payable in
  quarterly installments of $325,000 commencing March 31,
  1998, due December 31, 2002, secured by all assets of the
  Company...................................................  $7,000,000    $       --
Revolving loan with Bank One, Texas, N.A.; interest payable
  monthly at a rate of 8.5%, due October 8, 1999, secured by
  all assets of the Company.................................   1,438,000            --
Term loan with Banc One Capital Partners II, LTD. ("BOCP");
  interest payable quarterly at a rate of 12%, principal
  payable in quarterly installments of $250,000 commencing
  March 31, 1997, due July 1, 2001, secured by all assets of
  the Company...............................................          --     4,500,000
Revolving loan with BOCP; interest payable monthly at a rate of prime plus 1 1/2%, due the earlier of July 1, 1998 or
  the date the term loan is paid in full, secured by all
  assets of the Company.....................................          --       300,000
Less debt discount..........................................          --        45,603
                                                              ----------    ----------
                                                               8,438,000     4,754,397
Less current maturities, including related debt discount....   1,300,000       969,599
                                                              ----------    ----------
Long-term debt due after one year...........................  $7,138,000    $3,784,798
                                                              ==========    ==========

     Upon resolution of the SACROC operating agreement, as more fully described in Note 4, the Company refinanced all of its outstanding borrowings with Bank One. The debt agreement provides for a term loan of $7.0 million and a revolving loan not to exceed $6.0 million. The Company has issued a $1.5 million letter of credit which reduces the available borrowing base under the revolving loan. A commitment fee of 0.5% is charged on the unused portion of the revolving loan. In 1997, the Company paid loan origination fees of

                               THE CYNARA COMPANY

                               DECEMBER 31, 1997

approximately $98,000, which are being amortized to interest expense over five years. The revolving loan is subject to certain borrowing base requirements based primarily on current asset balances. The existing debt agreement provides, among other things, for the maintenance of certain minimums, as defined, for working capital, net worth, liquidity, and cash flow coverage of debt service.

     Scheduled maturities of the Company's long-term debt are as follows for the years ending December 31:

1998......................................................  $1,300,000
1999......................................................   2,738,000
2000......................................................   1,300,000
2001......................................................   1,300,000
2002 and thereafter.......................................   1,800,000

     The Company paid interest of $464,000 and $259,000 during the year ended December 31, 1997 and the period from March 5, 1996 (date of inception) to December 31, 1996, respectively. The carrying value of the Company's long-term debt approximates its fair value, as the interest rates on outstanding borrowings approximate the market rate.

9. INCOME TAXES

     The stockholders have elected to treat the Company as an S Corporation, as defined by the Internal Revenue Code. In general, the corporate income or loss of an S Corporation is allocated to the stockholders for inclusion in their personal federal income tax returns. As a result, federal income taxes are not reflected in these financial statements.

10. COMMITMENTS

     The Company leases certain equipment and facilities under operating leases that expire at various dates through 2002. Minimum rental commitments under all noncancelable leases with an initial term in excess of one year are payable as follows:

1998......................................................  $  493,035
1999......................................................     244,255
2000......................................................     152,530
2001......................................................     152,530
2002......................................................     152,530

     Total rental expense charged to operations during the year ended December 31, 1997 and the period from March 5, 1996 (date of inception) to December 31, 1996 was $523,775 and $233,174, respectively.

     From time to time, the Company is subject to claims arising in the ordinary course of business. In the opinion of management, the ultimate outcome of these claims is not expected to have a material adverse effect on the financial statements.

11. RELATED-PARTY TRANSACTIONS

     The Company entered into a management services agreement with HHDS&P whereby the Company pays monthly management fees to HHDS&P for certain management services provided. Unpaid management fees and expenses were approximately $188,000 and $38,000 at December 31, 1997 and 1996, respectively.

                               THE CYNARA COMPANY

                               DECEMBER 31, 1997

12. STOCKHOLDERS AGREEMENT

     The Company entered into a Stockholders Agreement (the "Agreement") on July 1, 1996 with the holders of its outstanding shares of common stock and BOCP. The Agreement provides the stockholders and BOCP the right of first refusal to purchase the selling stockholder's shares. The Agreement also provides the stockholders and BOCP the right of co-sale when a selling stockholder elects a third-party offer when such selling shares are not purchased under the right of first refusal. The Agreement further states that the Majority Stockholders may require, with 30 days' written notice, the other stockholders and BOCP to sell their shares to a purchaser on the same terms and for the same price that the Majority Stockholders have agreed to sell their shares.

     The Agreement provides Hamaker and Kelly the right, if terminated for any reason other than for cause, to require the Company to purchase all of their outstanding shares. Conversely, the Agreement also provides the Company the option, if Hamaker or Kelly is terminated for cause, to purchase all of the outstanding shares held by the terminated employee. The put or call option price per share shall be the fair market value per share of the Company on a fully diluted basis, as mutually determined by the parties or a financial institution.

     The Agreement allows quarterly distributions to be made to the stockholders, to the extent permitted under the Company's debt agreement, to satisfy the stockholder's aggregate federal and state income tax liability incurred in respect to the income of the Company. The Company may require stockholders to refund distributions in excess of the stockholders' aggregate tax liability, or the Company may reduce the first distribution of the following year. During the year ended December 31, 1997, the Company distributed cash of $376,000, and an additional $263,000 is recorded as shareholder distributions payable in the balance sheet. During the period from March 5, 1996 (date of inception) to December 31, 1996, the Company distributed cash of $170,000 to stockholders, of which $102,000 is recorded as stockholder advances in the balance sheet.

     The Agreement allows stockholders to exchange their shares of Class A voting common stock for Class B nonvoting common stock and vice versa upon written request.

     The Agreement shall terminate upon the earlier of the following: (1) the sale, transfer, or disposition by Hamaker, Kelly, and BOCP of all their shares;
(2) an initial public offering of the Company's common stock; (3) the sale or transfer of all of the outstanding common stock to a third-party offeror; or (4) June 30, 2006.

13. COMMON STOCK WARRANTS AND OPTIONS

     Concurrent with the execution of its debt agreement with BOCP, the Company issued 1,282 common stock warrants to BOCP in exchange for $100. The proceeds of the debt and detachable warrants were allocated between the debt and warrants resulting in a debt discount. The common stock warrants entitle BOCP the right to purchase 1,282 shares of Class B common stock at $.01 per share. The warrants also have put rights, which entitle the holder to require the Company to purchase all of the outstanding warrants or warrant shares at the put price. The put price is determined based on the fair value, as mutually agreed by the parties or based on defined formulas. The warrants are recorded at their estimated put price at December 31, 1997, determined based on the consideration expected to be received in conjunction with the proposed merger (as more fully described in Note 15), and are included in liabilities in the balance sheet. The warrants expire on October 8, 2002.

     BOCP also has common stock options to purchase 3,846.15 shares of Class B common stock from the Majority Stockholders at an exercise price of $52.26 per share.

                               THE CYNARA COMPANY

                               DECEMBER 31, 1997

14. BENEFIT PLAN

     The Company has a 401(k) defined contribution retirement plan covering all eligible employees. This plan allows for employees to defer up to 16% of their compensation, with the Company matching 50% of the first 10% of the participant's contribution. In addition, the Company may make a discretionary contribution at the end of the plan year. Participants are immediately and fully vested in employer contributions. The Company's matching contribution charged to operations for the year ended December 31, 1997 and the period from March 5, 1996 (date of inception) to December 31, 1996 was $83,000 and $32,000, respectively.

15. SUBSEQUENT EVENT

     In March 1998 management announced an agreement in principle to merge the business of the Company with NATCO Group Inc. ("NATCO"). The transaction is expected to be completed in May 1998 and is contingent on NATCO's successful initial public offering anticipated to occur in May 1998. Upon completion, NATCO will own 100% of the Company's capital stock. The Company has obtained approval of the proposed transaction with the holder of outstanding borrowings.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................   10
Use of Proceeds.......................   17
Dividend Policy.......................   17
Dilution..............................   18
Capitalization........................   19
Selected Consolidated Financial
  Data................................   20
Unaudited Condensed Pro Forma
  Financial Statements................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Business..............................   37
The Cynara Acquisition................   48
Management............................   49
Certain Transactions..................   57
Principal and Selling Stockholders....   60
Description of Capital Stock..........   61
Shares Eligible for Future Sale.......   65
Description of Bank Credit
  Facilities..........................   65
Underwriting..........................   67
Legal Matters.........................   68
Experts...............................   69
Available Information.................   69
Index to Financial Statements.........  F-1

     UNTIL        , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================
================================================================================

                                           SHARES

                                     [LOGO]
                                NATCO GROUP INC.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              SALOMON SMITH BARNEY

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                          , 1998
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $24,249
NASD filing fee.............................................    8,720
NYSE listing fee............................................   84,600
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses (including legal fees)...........   10,000
Printing expenses...........................................   85,000
Transfer Agent fees.........................................   15,000
Miscellaneous...............................................     *
                                                              -------
          TOTAL.............................................  $  *
                                                              =======

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding. Article Eleventh of the Restated Certificate of Incorporation of the Registrant provides that the Registrant may indemnify any director, officer, employee or agent of the Registrant to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may be hereafter amended. Article VI of the Registrant's Bylaws provides that the Registrant shall indemnify each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is or was an officer or director of the Registrant or is a person who is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service relating to employee benefit plans, to the fullest extent permitted by the Delaware General Corporation Law as it existed at the time the indemnification provisions of the Registrant's Bylaws were adopted or as may be thereafter amended.

     Article VI of the Registrant's Bylaws also provide that the Registrant may maintain insurance, at its own expense, to protect itself and any director, officer, employee or agent of the Registrant or of another entity against any expense, liability, or loss, regardless of whether the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for its or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article Tenth of the Registrant's Certificate of Incorporation contains such a provision.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On June 30, 1997, the Registrant issued $2,359,864 in principal amount of its 13% Subordinated Promissory Notes due 2000 and 1,585,000 shares of Common Stock to Capricorn Investors II, L.P. in consideration of the payment to the Registrant of $13,000,000. In so doing, the Registrant relied on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from the registration provisions of the Securities Act.

     On        , 1998, Capricorn Investors, Ltd. and Capricorn Investors II,
L.P. delivered to the Registrant $5,084,501 and $2,359,864, respectively, in principal amount of the Registrant's 13% Subordinated Notes due 2000 in exchange for the issuance by the Registrant to such limited partnerships out of authorized but unissued Common Stock 1,010,333 shares and 468,925 shares, respectively. In so doing, the Registrant relied on the provisions of Section 3(a)(9) of the Securities Act in claiming exemption from the registration provisions of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

        EXHIBIT
         NUMBER                                  DESCRIPTION
           1.1*          -- Form of Underwriting Agreement.
           2.1           -- Agreement and Plan of Merger dated as of March 26, 1998 among the Company and the stockholders of The Cynara
                            Company.
           2.2           -- Stock Purchase Agreement dated as of May 7, 1997 among
                            Enterra Petroleum Equipment Group, Inc., National Tank
                            Company and Weatherford Enterra, Inc.
           3.1           -- Certificate of Incorporation of the Company, as amended and restated.
           3.2           -- Certificate of Designations of Series A Junior
                            Participating Preferred Stock.
           3.3           -- Bylaws of the Company, as amended and restated.
           4.1*          -- Specimen Common Stock certificate.
           4.2*          -- Rights Agreement dated as of February 17, 1998 by and
                            among the Company and ChaseMellon Shareholder Services,
                            L.L.C., as Rights Agent.
           4.3*          -- Registration Rights Agreement dated as of March   , 1998
                            among the Company and the stockholders of The Cynara
                            Company.
           4.4*          -- Registration Rights Agreement dated as of March   , 1998
                            among the Company, Capricorn Investors, L.P. and
                            Capricorn Investors II, L.P.
           5.1*          -- Opinion of Vinson & Elkins L.L.P.
          10.1           -- 1998 Director Plan.
          10.2           -- Form of Nonemployee Director's Stock Option Agreement.
          10.3           -- 1998 Employee Plan.
          10.4           -- International Revolving Loan Agreement dated as of June
                            30, 1997 among the Company and Chase Bank of Texas, N.A.
          10.5           -- Collateral Land Mortgage dated January 30, 1995 granted by NATCO Canada, Ltd. in favor of The Bank of Nova
                            Scotia.
          10.6           -- Collateral Land Mortgage dated January 30, 1995 granted by NATCO Canada, Ltd. in favor of The Bank of Nova
                            Scotia.
          10.7           -- Term Loan Facility and Revolving Loan Facility dated June
                            30, 1997 among the Company and Chase Bank of Texas, N.A.
          10.8           -- Loan Agreement dated as of October 8, 1997 between The
                            Cynara Company and Bank One Texas, N.A.
          10.9           -- Form of Indemnification Agreement between the Company and its officers and directors.

        EXHIBIT
         NUMBER                                  DESCRIPTION
          10.10          -- Securities Exchange Agreement dated as of March 5, 1998 by and among the Company, Capricorn Investors, L.P. and
                            Capricorn Investors II, L.P.
          10.11*         -- Stockholders' Agreement dated as of             , 1998 by
                            and among the Company, Capricorn Investors, L.P. and
                            Capricorn Investors II, L.P.
          10.12          -- Employment Agreement dated as of July 31, 1997 between
                            the Company and Nathaniel A. Gregory.
          10.13*         -- Stock Option Agreement dated as of        , 1998 between
                            the Company and Nathaniel A. Gregory.
          10.14          -- Stock Option Agreement dated as of July 31, 1997 between the Company and Patrick M. McCarthy.
          10.15          -- Stock Option Agreement dated as of July 31, 1997 between the Company and William B. Wiener III.
          10.16          -- Stock Option Agreement dated as of July 31, 1997 between the Company and Frank Smith.
          10.17          -- Stock Option Agreement dated as of July 31, 1997 between the Company and Frank Smith.
          10.18          -- Stock Option Agreement dated as of July 31, 1997 between the Company and David Volz.
          21.1           -- List of subsidiaries of the Company.
          23.1           -- Consent of KPMG Peat Marwick LLP.
          23.2           -- Consent of Ernst & Young LLP.
          23.3*          -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto).
          24.1           -- Powers of Attorney (included on the signature page
                            hereto).
          27.1           -- Financial Data Schedule.
          99.1           -- Consent of George K. Hickox, Jr. to serve as director.

---------------

* To be filed by amendment.

     (b) Consolidated Financial Statement Schedules, Years ended March 31, 1995, 1996 and 1997 and nine months ended December 31, 1996 (unaudited) and 1997 (unaudited).

     All other schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 30th day of March, 1998.

                                            NATCO GROUP INC.

                                            By:  /s/ NATHANIEL A. GREGORY
                                              ----------------------------------

                                                     Nathaniel A. Gregory
                                                 Chief Executive Officer and
                                              Chairman of the Board of Directors

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nathaniel A. Gregory and William B. Wiener III, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on March 30, 1998.

                      SIGNATURE                                          TITLE

              /s/ NATHANIEL A. GREGORY                  Chairman of the Board and Chief
-----------------------------------------------------     Executive Officer (Principal
                Nathaniel A. Gregory                      Executive Officer)

              /s/ WILLIAM B. WIENER III                 Senior Vice President and Chief
-----------------------------------------------------     Financial Officer (Principal
                William B. Wiener III                     Financial Officer)

               /s/ STEPHEN J. GOODLAND                  Controller (Principal Accounting
-----------------------------------------------------     Officer)
                 Stephen J. Goodland

             /s/ HERBERT S. WINOKUR, JR.                Director
-----------------------------------------------------
               Herbert S. Winokur, Jr.

                 /s/ E. HALE STALEY                     Director
-----------------------------------------------------
                   E. Hale Staley

               /s/ PATRICK M. MCCARTHY                  Director
-----------------------------------------------------
                 Patrick M. McCarthy

                 /s/ HOWARD I. BULL                     Director
-----------------------------------------------------
                   Howard I. Bull

                 /s/ KEITH K. ALLAN                     Director
-----------------------------------------------------
                   Keith K. Allan

                                                                     SCHEDULE II

                       NATCO GROUP INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                 BALANCE AT    ADDITIONS     COLLECTIONS    BALANCE AT
                                                 BEGINNING     CHARGED TO        AND           END
                                                 OF PERIOD     ALLOWANCE     WRITE-OFFS     OF PERIOD
                                                 ----------    ----------    -----------    ----------
Year Ended March 31, 1996:
  Allowance for doubtful accounts receivable...     $601          $ 71          $(100)         $572
                                                    ====          ====          =====          ====
Year Ended March 31, 1997:
  Allowance for doubtful accounts receivable...     $572          $127          $(191)         $508
                                                    ====          ====          =====          ====

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
           1.1*          -- Form of Underwriting Agreement.
           2.1           -- Agreement and Plan of Merger dated as of March 26, 1998 among the Company and the stockholders of The Cynara
                            Company.
           2.2           -- Stock Purchase Agreement dated as of May 7, 1997 among
                            Enterra Petroleum Equipment Group, Inc., National Tank
                            Company and Weatherford Enterra, Inc.
           3.1           -- Certificate of Incorporation of the Company, as amended and restated.
           3.2           -- Certificate of Designations of Series A Junior
                            Participating Preferred Stock.
           3.3           -- Bylaws of the Company, as amended and restated.
           4.1*          -- Specimen Common Stock certificate.
           4.2*          -- Rights Agreement dated as of February 17, 1998 by and
                            among the Company and ChaseMellon Shareholder Services,
                            L.L.C., as Rights Agent.
           4.3*          -- Registration Rights Agreement dated as of March   , 1998
                            among the Company and the stockholders of The Cynara
                            Company.
           4.4*          -- Registration Rights Agreement dated as of March   , 1998
                            among the Company, Capricorn Investors, L.P. and
                            Capricorn Investors II, L.P.
           5.1*          -- Opinion of Vinson & Elkins L.L.P.
          10.1           -- 1998 Director Plan.
          10.2           -- Form of Nonemployee Director's Stock Option Agreement.
          10.3           -- 1998 Employee Plan.
          10.4           -- International Revolving Loan Agreement dated as of June
                            30, 1997 among the Company and Chase Bank of Texas, N.A.
          10.5           -- Collateral Land Mortgage dated January 30, 1995 granted by NATCO Canada, Ltd. in favor of The Bank of Nova
                            Scotia.
          10.6           -- Collateral Land Mortgage dated January 30, 1995 granted by NATCO Canada, Ltd. in favor of The Bank of Nova
                            Scotia.
          10.7           -- Term Loan Facility and Revolving Loan Facility dated June
                            30, 1997 among the Company and Chase Bank of Texas, N.A.
          10.8           -- Loan Agreement dated as of October 8, 1997 between The
                            Cynara Company and Bank One Texas, N.A.
          10.9           -- Form of Indemnification Agreement between the Company and its officers and directors.
          10.10          -- Securities Exchange Agreement dated as of March 5, 1998 by and among the Company, Capricorn Investors, L.P. and
                            Capricorn Investors II, L.P.
          10.11*         -- Stockholders' Agreement dated as of             , 1998 by
                            and among the Company, Capricorn Investors, L.P. and
                            Capricorn Investors II, L.P.
          10.12          -- Employment Agreement dated as of July 31, 1997 between
                            the Company and Nathaniel A. Gregory.
          10.13*         -- Stock Option Agreement dated as of        , 1998 between
                            the Company and Nathaniel A. Gregory.
          10.14          -- Stock Option Agreement dated as of July 31, 1997 between the Company and Patrick M. McCarthy.
          10.15          -- Stock Option Agreement dated as of July 31, 1997 between the Company and William B. Wiener III.
          10.16          -- Stock Option Agreement dated as of July 31, 1997 between the Company and Frank Smith.